As filed with the Securities and Exchange Commission on March 23, 2007

Registration No. 333-137813

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Comverge, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3822	22-3543611
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Eagle Rock Avenue, Suite 190

East Hanover, New Jersey 07936

(973) 884-5970

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert M. Chiste

President and Chief Executive Officer

120 Eagle Rock Avenue, Suite 190

East Hanover, New Jersey 07936

(973) 884-5970

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

John Clutterbuck, Esq. Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4730 Facsimile: (713) 238-7363	Steven M. Tyndall, Esq. Fish & Richardson P.C. 111 Congress Avenue, Suite 810 Austin, Texas 78701 Telephone: (512) 226-8132 Facsimile: (512) 320-8935	Tracey A. Zaccone, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 Telephone: (212) 556-2100 Facsimile: (212) 556-2222

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 23, 2007

P R O S P E C T U S

4,687,500 Shares

Comverge, Inc.

Common Stock

$             per share

We are selling 4,687,500 shares of our common stock. The selling stockholders named in this prospectus have granted the underwriters an option to purchase up to 703,125 additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholders.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $15.00 and $17.00 per share. We have applied to list the common stock for quotation on the Nasdaq Global Market under the symbol “COMV.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Comverge (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                 , 2007.

Citigroup

Cowen and Company

RBC Capital Markets

Pacific Growth Equities, LLC

                            , 2007

clean energy.

reliable, low-cost capacity, available today.

Clients serving >150,000 end consumers
Clients serving <150,000 end consumers
Territories may overlap

With over 500 US utility clients and 4.5 million devices in the field, Comverge technology provides approximately six thousand megawatts of peak capacity nationwide.

more >>

comverge

Clean Energy solutions that enhance grid reliability and reduce costs.

By increasing available electric capacity through reducing consumption at peak times, Comverge's Clean Energy solutions alleviate strain on overtaxed generation, transmission, and distribution resources in an environmentally positive way.

Peak Management
Comverge programs help reduce consumption during peak times.
Demand in Megawatts (MW)
12 AM 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11
Time in Hours of the Day

As electricity consumption rises through the mid-afternoon on peak days (often on the hottest days of summer), the price of power can spike to over ten times the cost of normal, every-day generation. Comverge technology helps to manage a utility's peak by curtailing usage on non-essential devices, helping utilities avoid blackouts and brownouts.

empowering demand.

providing capacity.

comverge

SOUTH
95

"Pay-for-Performance" VPC Contracts

Comverge VPC programs allow utilities to outsource load management on a pay-for-performance basis rather than developing and building their own load management systems and separately managing all of the component products and services.

Leading Technology for Tomorrow's "Smart Grid"

Comverge develops state-of-the art demand response, smart metering, and advanced meter reading products that allow our utility customers to measure, manage, shift and reduce energy consumption in real-time.

Increased Reliability & Capacity Reserves

Comverge programs provide capacity during peak demand and emergency conditions by reducing power consumption in a given area, relieving strain on aging infrastructure and resulting in fewer brownouts, blackouts and local service interruptions.

Reduced Utility Costs & Expenditures

Comverge can reduce utilities' capital expenditures and costs as its solutions can be substituted for new generation, transmission, and distribution infrastructure that would otherwise be imminently needed to accommodate peak electricity demand levels.

Home Automation & Retail Choice Options

75
COOL
STG 1

Conservation and Clean Energy Solutions

Comverge enables consumers to intelligently control their overall electricity consumption and reduce their usage during peak times, potentially eliminating the utilities' need to run older, inefficient peak power plants and thereby reducing greenhouse gas emissions.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Industry and Market Data

This prospectus includes market share and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research and forecasts are based upon management’s understanding of industry conditions, and such information has not been verified by any independent sources. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We do not know what assumptions regarding general economic growth were used in preparing the forecasts that we cite. Statements as to our position relative to our competitors refer to recent data available to us.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, “Comverge,” “we,” “us” and “our” refer to Comverge, Inc. and its predecessors and subsidiaries.

Company Overview

We are a leading provider of clean energy solutions that improve grid reliability and enable utilities to increase available electric capacity through reduced energy consumption during periods of peak energy demand on a more cost-effective basis than conventional alternatives. Peak energy demand typically occurs during weekday afternoons in the summer when utility customers require maximum power. Growing peak demand and an aging infrastructure have led to numerous brownouts, blackouts and service disruptions. To meet this challenge, electric utilities increase capacity by building and operating natural gas-fired power plants and expanding transmission and distribution infrastructure to ensure that adequate electric capacity is available to serve the peak demand. As an alternative means of providing electric capacity, utilities increasingly employ demand management programs that decrease energy consumption. We provide these demand management solutions, which produce no harmful emissions and are as much as 40% less expensive than building and operating a new natural gas-fired power plant, without requiring any additional investment in transmission and distribution assets.

We provide our clean energy solutions through two operating units. Our Smart Grid Solutions Group develops and delivers state-of-the-art demand response and advanced metering systems based on wireless communications. Our demand response products consist of hardware that is installed at a utility’s residential or business customer’s location on high-energy consumption equipment, such as central air conditioners. Our software applications send wireless messages to manage and control our hardware. Upon receiving the messages, our hardware works to reduce the length of time that the equipment operates, thereby making electric capacity available to the utility. Our advanced metering products consist of our hardware that is installed at a utility’s residential or business customer’s electric meter. These devices collect information from the meter and transmit it through a software application where it is then stored on servers. This information is used by the utility to manage electricity consumption, analyze usage trends and generate billing information. We estimate that our products represent over 50% of residential demand response devices operating in North America to date. According to the Department of Energy, there are approximately 8,970 megawatts of residential demand response systems installed in North America today. Based on the 8,970 total megawatts installed and an average 1.35 kilowatts used per residence, approximately 5% of the 133 million residences in the U.S. have demand response services installed. Our products shipped to date account for approximately 6,000 megawatts, which have been installed in 3.3% of the homes in the U.S.

Our Alternative Energy Resources Group primarily offers our Virtual Peaking Capacity, or VPC, programs. Our VPC programs utilize our Smart Grid Solutions Group’s products to similarly manage demand for electric capacity as described above. However, as opposed to the utility using its resources to run the program, we develop, operate and manage this capacity for utilities on a pay-for-performance basis, which means that we enter into long-term contracts with utilities and are paid under each contract based on the amount of verifiable kilowatt hours of capacity that we provide. Based on our contacts in the industry, our industry experience and information gathered through our sales and development networks, we believe that five residential pay-for-performance contracts have been awarded in North America, all through a competitive bidding process.

We have won 100% of such contracts, having entered into five VPC contracts with four customers: PacifiCorp, San Diego Gas & Electric Company, ISO New England Inc., and the Public Service Company of New Mexico. In addition, we have been awarded one commercial and industrial pay-for-performance contract, having entered into a VPC contract with Pacific Gas and Electric Company.

Our customer base of over 500 electric utilities includes 65% of the largest utility companies in North America, with over 200 of our customers having generated revenues over the last four years in excess of $5,000. During the year ended December 31, 2006, we had two customers which accounted for 28% and 16% of total revenues. Our top ten utility customers accounted for 78% of consolidated revenues for the year ended December 31, 2006. Strong acceptance of our existing VPC programs, which were first introduced in 2003, has led to long-term contracts with utility customers, as of February 28, 2007, that allow for approximately $159.6 million in estimated payments through 2016. As of February 28, 2007, all of our long-term contracts from the Smart Grid Solutions Group and the Alternative Energy Resources Group allow for approximately $201.4 million in estimated payments through 2016. Estimated payments from long-term contracts are subject to a number of assumptions and risks, as discussed on page 4 of this summary under “Payments from Long-Term Contracts.”

Our revenues have increased from $17.3 million in 2004 to $33.9 million in 2006, although we have incurred annual net losses in each period since inception and may continue to incur annual net losses in the future. Revenues for our Smart Grid Solutions Group were $14.6 million and $16.3 million for the years ended December 31, 2005 and 2006, respectively. Revenues for our Alternative Energy Resources Group were $8.8 million and $17.6 million for the years ended December 31, 2005 and 2006, respectively. Our revenues for each of the last eight quarters were as follows (unaudited):

	Quarter Ended in 2005				Quarter Ended in 2006
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
	(in thousands)
Smart Grid Solutions Group	$3,836	$3,338	$4,580	$2,819	$5,702	$3,550	$2,962	$4,102
Alternative Energy Resources Group	—	—	97	8,681	165	121	251	17,020

Total Revenues	$3,836	$3,338	$4,677	$11,500	$5,867	$3,671	$3,213	$21,122

Our net losses were $8.0 million and $6.2 million for the years ended December 31, 2005 and 2006, respectively. Our accumulated deficit at December 31, 2006 was $52.2 million.

Market Opportunities

The electric utility market is one of the largest industries in North America with estimated sales of $275 billion in 2005. The clean energy sector has evolved in direct response to the needs of electric utilities to pursue alternative forms of energy and to better manage the production and consumption of electricity. We define the clean energy sector as being comprised of three segments: alternative energy resources, smart grid technology and conservation. Alternative energy resources refers to alternatives to fossil fuel-based methods of providing electric capacity, including demand response and other resources that do not create harmful emissions. Smart grid technology refers to the application of advanced technology, including wireless communications, for managing electricity production, delivery and consumption over a transmission and distribution network. Conservation refers to the economic practice of reducing the use of energy. We currently provide solutions in each of these three segments.

Currently, our most significant participation in the clean energy sector is through the implementation of demand response resources within the alternative energy resources and smart grid technology segments. Electric Power Research Institute has estimated that the annual spending for demand response solutions alone is over

$4 billion. Beginning in 2003, the introduction of our VPC programs provided us a new and emerging market opportunity within the alternative energy resources segment. We believe that VPC programs currently represent less than 1% of the total spending within the segment, although we believe that utilization of them will expand. We estimate that the total clean energy market in which we participate is $6.9 billion annually.

Comverge Competitive Strengths

Compelling Value Proposition to Electric Utilities and Consumers.    For electric utilities, we offer an attractive solution that provides electric capacity that is as much as 40% less expensive than building and operating natural gas-fired power plants and as much as 90% less expensive than other forms of alternative energy, such as solar.

First-Mover Advantage in VPC Programs.    We believe that we are the first and only provider of residential VPC programs to electric utilities, and we have contracted capacity of 362 megawatts. Currently, five electric utility customers participate in six of our VPC programs. To date, we have attained 32% residential customer participation in our VPC program with PacifiCorp, 8% residential customer penetration in the San Diego Gas and Electric VPC program and 8% residential customer participation in the ISO New England Inc. VPC program. Overall, we have attained 7% commercial customer participation in all VPC programs as of December 31, 2006. Although there is one other provider of outsourced programs to large commercial and industrial customers of electric utilities, we are the only provider of these outsourced programs across all customer classes, including residential, commercial and industrial, which has provided us with significant operational expertise in program implementation and customer service.

Ability to Address Large and Growing Clean Energy Market Opportunity.    Our wide array of products and services that increase available electric capacity through reduced energy consumption are broadly deployed and provide an immediate solution to electric utilities on a cost-effective, non-subsidized, environmentally-friendly basis. From inception through 2006, we have delivered residential demand response equipment with an equivalent capacity of approximately 6,000 megawatts, which is enough to provide electricity for six million homes and constitutes approximately 5% of the market. A large market opportunity remains within North America in which to expand our products and services based on an UtiliPoint International Inc. report identifying that over 50% of U.S. utilities and 71% of Canadian utilities are planning on expanding their demand response initiatives. We believe that our total addressable market in the clean energy sector is approximately $6.9 billion annually.

Long-Term Contracts Provide Significant Recurring Revenues.    We have a variety of long-term contracts, ranging from three to 20 years, in both of our operating groups, including contracts for equipment sales, services and VPC programs. Revenues derived from long-term contracts have become a larger portion of our business, growing from 30% in 2004 to 65% in 2006. These contracts allow us or our utility customers to terminate them for cause or convenience, however, no customers have terminated their contracts to date.

Large and Established Customer Base.    Since inception, we have developed a customer base of over 500 electric utilities and energy service companies, including Austin Energy, Duke Energy Corporation, Gulf Power Company, Inc., PacifiCorp and San Diego Gas & Electric Company. In 2006, our top ten customers accounted for 78% of our consolidated revenues. Our proven technology and long-standing relationships allow us to identify customer needs and accordingly, to provide new products and services, which include our six VPC programs.

Strong Strategic Alliances Create Multiple Channels to the Market.    We have strategic supply agreements and product development and marketing alliances with several industry-leading companies, including Air Products and Chemicals, Inc., Cellnet Technology, Inc., Current Communications Group, LLC, Itron, Inc., Landis+Gyr, Inc. and the White-Rodgers division of Emerson Electric Co. As a result, we are able to increase our sales and expand our distribution channels within the clean energy sector.

Synergies Between Alternative Energy Resources and Smart Grid Solutions Groups.    We are a vertically integrated clean energy solutions provider. We develop, manufacture and sell our products directly to electric utilities or, in the alternative, deploy them for the benefit of electric utilities on an outsourced basis through our VPC programs in consideration of payments by utilities to us for available capacity.

Comverge Strategy

Increase Market Penetration.    We intend to further penetrate the clean energy sector by expanding our product offerings through product innovations in order to meet the growing needs of our customer base, securing additional long-term contracts and offering new solutions to specifically address the commercial and industrial demand response markets.

Expand the Market for our Clean Energy Solutions.    We intend to expand the available market for our clean energy solutions by increasing awareness, acceptance and utilization of VPC programs. This will entail educating key industry groups about our offerings and working with regulators and government agencies to obtain rate treatment similar to supply-side resources.

Develop New Distribution Channels Through Strategic Alliances.    We are focused on expanding our current strategic alliances and identifying new strategic relationships. We intend to leverage these relationships to achieve greater adoption of our products by, and bring new products to market for, our electric utility customers through bundled offerings.

Continue to be an Innovative Leader in our Markets.    We will leverage operational and technical knowledge gained from the deployment of our VPC programs to evolve our business model and provide innovative products and services, while continuing to invest in research and development in both of our operating groups.

Pursue Targeted Strategic Opportunities.    We intend to make selected investments and pursue acquisitions to strengthen our competitive position in the clean energy sector.

Payments from Long-Term Contracts

As of February 28, 2007, we had entered into long-term contracts with seven of our utility customers that allow for $201.4 million in estimated payments to us from 2007 to 2016. Five of these utilities have entered into long-term VPC contracts. Two utilities have entered into hardware or installation service long-term supply contracts. The payments estimated from long-term contracts have been prepared by management and are based upon the contractual terms and a number of assumptions, including:

•	the timely completion of the build-out of our VPC programs;

•	our ability to provide to our utility customers the maximum available capacity under our VPC contracts once build-out is completed;

•	the rate of replacement of participant terminations under our VPC contracts remaining consistent with our historical average; and

•	our contracts not being terminated, modified or delayed.

Any differences among these assumptions, other factors and our actual experiences may result in actual payments in future periods significantly differing from management’s current estimates of payments allowed under the long-term contracts and our actual expenses may result in actual payments collected being significantly lower than current estimates. See “Risk Factors—Risks Related to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.” A comparison of payments from long-term contracts from period to period is not necessarily meaningful and may not be indicative of actual payments and should not be relied upon. You should read our “Payments from Long-Term Contracts” information together with our historical financial statements and the accompanying notes included elsewhere in this prospectus and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” particularly the section entitled “Payments from Long-Term Contracts.” In management’s view, such information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and, to the best of management’s knowledge and belief, presents the assumptions and considerations on which we base our belief that we can receive such payments. The information in this section is designed to summarize the financial terms of our long-term contracts and is not intended to provide guidance on future operating results, including revenues or profitability.

Challenges

The following challenges, as well as the other risks discussed in “Risk Factors,” should be carefully considered before participating in this offering:

•	our history of annual net losses and our potential inability to receive the payments from long-term contracts and recognize revenues from our backlog;

•	the competition we face, including from companies with greater financial resources;

•	the potential requirement to make substantial refunds to our utility customers if the actual amount of electric capacity that we provide under our VPC contracts is materially less than estimated; and

•	our dependence on a small number of customers for a significant portion of our revenues.

Recent Developments

Contracted Capacity

In January 2007, we executed an amendment to our VPC contract with San Diego Gas & Electric Company to increase the amount of capacity provided from 70 megawatts to 100 megawatts and extend the term of the contract by one year. This amendment remains subject to approval by the Public Utilities Commission of the State of California.

In January 2007, we executed a new VPC contract with the Public Service Company of New Mexico to provide up to 20, 31 and 45 megawatts of contracted capacity during the first, second and third years of the program, respectively, and up to 62 megawatts each year thereafter. The contract remains subject to approval by the New Mexico Public Regulation Commission.

In February 2007, we executed a new VPC contract with Pacific Gas and Electric Company to provide up to 50 megawatts of contracted capacity. The contract remains subject to approval by the Public Utilities Commission of the State of California.

As of February 28, 2007, we had contracted capacity of 362 megawatts, and we estimated that our total payments to be received from our VPC contracts through 2016 were approximately $159.6 million.

Credit Facility

In January 2007, we entered into a $40 million senior credit facility with General Electric Capital Corporation to be used for capital expenditures and expansion of our existing and future VPC programs.

Corporate Information

We were formed in 1997 as a wholly-owned subsidiary of Acorn Factor, Inc. and acquired the Utility Solutions Division of Lucent Technologies. In 1998, we acquired Comverge Control Solutions Ltd., or Powercom, a wholly-owned subsidiary of Acorn Factor. Powercom developed advanced meter reading data management and analysis and load management solutions. In 1999, we acquired the Control Systems Division of Scientific Atlanta, formed in 1974 as a provider of demand response solutions. In 2003, Comverge acquired Sixth Dimension, Inc.

Our principal executive offices are located at 120 Eagle Rock Avenue, Suite 190, East Hanover, New Jersey 07936, and our telephone number at this address is (973) 884-5970. Our website is http://www.comverge.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Our trademarks include: Adaptive Algorithm, Coolibrium, CoolSentry, Comverge, Maingate, PowerCAMP, Powerportal, 6D, 6DiNET, Sixth Dimension, SuperStat, SuperSwitch, Virtual Peaking Capacity and VPC.

The Offering

Common stock offered by us	4,687,500 shares

Common stock offered by selling stockholders	703,125 shares if the underwriters’ over-allotment option is exercised in full.

Common stock outstanding after this offering	16,905,223 shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $67.1 million. For a sensitivity analysis as to the offering price, see “Use of Proceeds.” We plan to use these net proceeds to finance the capital requirements of our current and future VPC contracts, to finance research and development, to repay indebtedness, to fund any cash consideration for future acquisitions and for other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We currently do not intend to pay any cash dividends on our common stock.

Directed share program	We intend to reserve a portion of our common stock offered in this prospectus for sales to certain persons related to us. See “Underwriting” for more information.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	We have applied to list our common stock on the Nasdaq Global Market under the symbol “COMV.”

Unless otherwise indicated or the context otherwise requires, the number of shares of common stock shown to be outstanding after this offering and other share-related information in this prospectus:

•	reflect a 1 for 2 reverse stock split, which will take place immediately prior to the closing of this offering;

•	reflect the conversion of all outstanding shares of our preferred stock into an aggregate of 8,589,050 shares of common stock immediately prior to the closing of this offering;

•	assume no exercise of the underwriters’ over-allotment option;

•

excludes 801,693 shares of common stock that we may issue upon exercise of outstanding warrants as of the date hereof, with exercise prices ranging from $7.24 per share to $15.00 per share and having a weighted average exercise price of $9.66 per share;

•

excludes 1,991,105 shares of common stock that we may issue upon exercise of outstanding options under our Comverge, Inc. 2006 Long-Term Incentive Plan, or 2006 plan, as of December 31, 2006, with exercise prices ranging from $0.58 per share to $10.88 per share and having a weighted average exercise price of $2.10 per share;

•

excludes 39,998 restricted shares and 496,509 shares issuable upon the exercise of options, with an exercise price equal to the price per share set forth on the cover of this prospectus, to be issued pursuant to awards that we anticipate granting under our 2006 plan to employees in connection with this offering, which will vest over a four-year period; and

•	excludes 3,705,426 shares of common stock reserved for future grants under our 2006 plan.

Summary Historical Financial Data

The following tables set forth our summary historical financial data for the periods indicated. The summary statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the summary balance sheet data as of December 31, 2005 and 2006, have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2004 has been derived from our audited financial statements and related notes thereto not included in this prospectus. The summary quarterly statement of operations data for each of the quarters in fiscal 2005 and 2006 set forth below have been derived from our unaudited financial statements and related notes thereto not included in this prospectus and, in our opinion, reflect all adjustments consisting of normal accruals, necessary for a fair statement of the data for that period.

The information presented below should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2004	2005	2006
	(in thousands, except per share amounts)
Statement of Operations Data:
Total revenues	$17,264	$23,351	$33,873
Cost of revenues	9,661	11,889	16,897

Gross profit	7,603	11,462	16,976
General and administrative expenses	8,251	11,368	13,934
Marketing and selling expenses	7,335	6,927	7,912
Research and development expenses	1,046	1,094	790

Operating loss	(9,029)	(7,927)	(5,660)
Interest and other expense, net	229	54	454

Loss before income taxes	(9,258)	(7,981)	(6,114)
Provision for income taxes	—	—	46

Net loss	$(9,258)	$(7,981)	$(6,160)

Net loss per share (basic and diluted)	$(3.18)	$(2.62)	$(1.88)

Pro forma net loss per share (basic and diluted) (1)			$(0.52)

	Quarter Ended in 2005				Quarter Ended in 2006
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Quarterly Statement of Operations Data:
Total revenues	$3,836	$3,338	$4,677	$11,500	$5,867	$3,671	$3,213	$21,122
Cost of revenues	2,238	1,929	3,197	4,525	3,236	2,167	2,168	9,326

Gross profit	1,598	1,409	1,480	6,975	2,631	1,504	1,045	11,796
General and administrative expenses	2,620	2,772	2,816	3,160	3,165	3,864	3,500	3,405
Marketing and selling expenses	1,721	1,847	1,714	1,645	1,961	2,394	1,734	1,823
Research and development expenses	293	258	319	224	213	258	166	153

Operating profit (loss)	(3,036)	(3,468)	(3,369)	1,946	(2,708)	(5,012)	(4,355)	6,415
Interest and other expense (income), net	(52)	(20)	55	71	75	105	157	117

Earnings (loss) before income taxes	(2,984)	(3,448)	(3,424)	1,875	(2,783)	(5,117)	(4,512)	6,298
Provision for income taxes	—	—	—	—	—	33	—	13

Net income (loss)	$(2,984)	$(3,448)	$(3,424)	$1,875	$(2,783)	$(5,150)	$(4,512)	$6,285

Net income (loss) per share (basic)	$(1.01)	$(1.13)	$(1.11)	$0.61	$(0.89)	$(1.61)	$(1.39)	$1.82

Net income (loss) per share (diluted) (2)	$(1.01)	$(1.13)	$(1.11)	$0.17	$(0.89)	$(1.61)	$(1.39)	$0.46

	As of December 31,			Pro forma as adjusted December 31, 2006(3)
	2004	2005	2006
				(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,761	$2,606	$3,774	$69,856
Total assets	23,961	24,555	28,836	94,918
Total long-term debt	—	4,000	5,000	4,000
Stockholders’ equity	16,108	8,250	8,399	75,482

	Year Ended December 31,
	2004	2005	2006
Other Data (Unaudited):	(dollars in thousands)
EBITDA (4)	$(8,086)	$(6,541)	$(2,976)
Contracted megawatts (5)	220	220	220
Installed megawatts (6)	42	101	175

(1)	The weighted average shares used in computing the pro forma net loss per share have been calculated assuming the conversion of all shares of convertible stock outstanding into shares of common stock as if conversion occurred immediately upon issuance.

(2)	In calculating dilutive net income per share, the income numerator was increased by the interest expense savings and the amortization expense savings resulting from the assumed conversion of our convertible debt. The weighted average shares used in computing the dilutive net income per share have been calculated assuming the conversion of our convertible debt as well as the conversion of all shares of convertible preferred stock outstanding into shares of common stock.

(3)	The pro forma as adjusted column gives effect to:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock immediately prior to the closing of this offering; and

•

the sale of 4,687,500 shares of our common stock in this offering at an assumed offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the proceeds as described under “Use of Proceeds.”

(4)	EBITDA is defined as net loss before net interest expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure and is not a substitute for other GAAP financial measures such as net loss, operating loss or cash flows from operating activities as calculated and presented in accordance with accounting principles generally accepted in the U.S., or GAAP. In addition, our calculation of EBITDA may or may not be consistent with that of other companies. We urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and to not rely on any single financial measure to evaluate our business.

EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry. Depreciation is a necessary element of our costs and our ability to generate revenue. We do not believe that this expense is indicative of our core operating performance because the depreciable lives of assets vary greatly depending on the maturity terms of our VPC contracts, which range from three to 13 years. The clean energy sector has experienced recent trends of increased growth and new company development, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense). Management views interest expense as a by-product of capital structure decisions and, therefore, it is not indicative of our core operating performance. Our internal budgets are based on EBITDA, and we use EBITDA as one of several criteria to determine performance-based cash compensation.

A reconciliation of net loss, the most directly comparable GAAP measure, to EBITDA for each of the fiscal periods indicated is as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006
Net loss	$(9,258)	$(7,981)	$(6,160)
Depreciation and amortization	1,009	1,394	2,748
Interest expense, net	163	46	390
Provision for income taxes	—	—	46

EBITDA	$(8,086)	$(6,541)	$(2,976)

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. Management accounts for these limitations by not relying exclusively on non-GAAP financial measures, but only using such information to supplement GAAP financial measures. Our non-GAAP financial measures may be different from such measures used by other companies.

(5)	Contracted megawatts represent the maximum amount of megawatts of electric capacity that can be provided under the VPC contracts.

(6)	Installed megawatts represent the amount of electric capacity that we have built out and made available to our customers under the VPC contracts as of the date presented.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks that we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose a part or all of your investment.

Risks Related to Our Business

We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.

Our annual net loss in 2005 and 2006 was $8.0 million and $6.2 million, respectively. Our accumulated deficit from inception through December 31, 2006 was $52.2 million. Initially, our net losses were driven principally by start-up costs and the costs of developing our technology. More recently, our net losses have been driven principally by general and administrative, marketing, operating and depreciation expenses relating to capital expenditures for equipment required to support our VPC programs. To grow our revenues and customer base, we plan to continue emphasizing the expansion and development of our VPC programs, which will include increased marketing and operating expenses. In the short-term, our success in operating our VPC contracts would have a negative effect on earnings because of the consumer acquisition costs that we incur during the installation phase of the contract. These increased costs may cause us to incur net losses in the foreseeable future, and there can be no assurance that we will be able to grow our revenues and expand our client base to become profitable. Furthermore, these expenses are not the only factors that may contribute to our net losses. For example, interest expense on our currently outstanding debt and any debt that we incur in the future will contribute to our net losses. As a result, even if we significantly reduce our marketing or operating expenses, we may continue to incur net losses in the future.

We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.

Payments from long-term contracts represent our estimate of the total payments that our contracts allow us to receive over the course of long-term agreements in our Smart Grid Solutions Group and our Alternative Energy Resources Group. Our estimated payments from long-term contracts are based on a number of assumptions. The expectations regarding our Smart Grid Solutions Group’s annual and multi-year contracts include assumptions relating to purchase orders received, contractual minimum order volumes and purchase orders that we expect to receive under a contract if it is extended based on amounts and timing of historical purchases. We also assume that we will be able to meet our obligations under these contracts on a timely basis. The expectations regarding the build-out of our VPC contracts are based on our experience to date in building out the load management systems. Our estimated payments from long-term contracts as of February 28, 2007 assume that we will build out the remaining 187 megawatts under our VPC contracts by the end of 2010. If we are not able to meet this build-out schedule, we may not be able to receive estimated payments from long-term contracts. We assume that we will operate our VPC contracts at their maximum contractual capacity for the remainder of the term once full build-out is completed and that the payments resulting from our measurement and verification tests performed each contract year, as discussed below, will remain constant based on our current performance. We also assume that a contract will not be terminated for convenience or other reasons by our customers and that the rate of replacement of participant terminations under our VPC contracts will remain consistent with our historical average. Changes in our estimates or any of these assumptions, the number of digital control units installed, changes in our measurement and verification test results and payments, contracts being rescheduled, cancelled or renewed, or new contracts being signed before existing contracts are completed, and other factors, may result in actual payments from long-term contracts being significantly lower than estimated payments from long-term contracts. A comparison of estimated payments from long-term contracts from period to period is not necessarily meaningful and may not be indicative of actual payments and should not be relied upon.

Our backlog represents our estimate of revenues from firm commitments, including purchase orders and long-term contracts, that we expect to recognize over the course of the next 12 months. The inaccuracy of any of our estimates and other factors may result in actual results being significantly lower than estimated under our reported backlog. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of actual revenues and should not be relied upon.

We operate in highly competitive markets; if we are unable to compete successfully, we could lose market share and revenues.

We face strong competition from traditional clean energy providers, both larger and smaller than us, and from advanced metering initiative equipment and service providers. These advanced metering initiative systems are commonly understood to include advanced meter reading with a demand response component, including a communications infrastructure. We also compete against traditional supply-side resources such as natural gas-fired power plants as well as independent power producers. Our principal clean energy competitors are Cooper Power Systems, Inc. (through its subsidiary Cannon Technologies, Inc.), Corporate Systems Engineering, EnerNOC, Inc., ESCO Technologies, Inc. (through its DCSI Division), GoodCents Solutions, Inc., Honeywell International, Inc. (and its subsidiary Honeywell Utilities Solutions), Hunt Technologies, Inc., Regency Technologies, Inc., SmartSynch Inc. and Trilliant Group, Inc. In addition, some traditional providers of advanced meter reading products, such as Itron, Inc. and ESCO Technologies, Inc. (through its DCSI Division) have added, have announced their intention to add, or may add demand response products and services to their existing business. Electric utilities could also offer their own demand response solutions, which would decrease our base of potential customers and could decrease our revenues and profitability.

Some advanced metering initiative service providers are substantially larger and better capitalized than us and have the ability to combine advanced meter reading and demand response products into an integrated offering to a large existing customer base. Because the majority of our target customers already purchase advanced meter reading or demand response products and services from one or more of our competitors, our success depends on our ability to attract target customers away from their existing providers or to partner with one or more advanced metering initiative providers to distribute our products. In addition, the target market for our VPC programs has been composed largely of “early adopters,” or customers who have sought out new technologies and services. Because the number of early adopters is limited, our continued growth will depend on our success in marketing and selling our VPC programs to mainstream customers in our target markets. Larger competitors could focus their substantial financial resources to develop a competing business model that may be more attractive to potential customers than what we offer. Competitors who also provide advanced metering initiative services may offer clean energy services at prices below cost or even for free in order to improve their competitive positions. In addition, because of the other services that our competitors provide, they may choose to offer clean energy services as part of a bundle that includes other products, such as residential advanced meter reading and automated invoicing, which we do not offer. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues.

Some of our strategic alliances are not exclusive, and accordingly, the companies with whom we have strategic alliances may in the future elect to compete with us by developing and selling competing products and services. In addition, these companies have similar, and often more established, relationships with our customers, and may recommend other products and services to their customers instead of our products and services.

If we have material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audits of our consolidated financial statements for the year ended December 31, 2005 and the six months ended June 30, 2006, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. There were no material weaknesses identified by our independent registered accounting firm during the audit of our consolidated financial statements for the year ended December 31, 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2006 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Control deficiencies have been identified by management and our independent registered public accounting firm during the audit of our consolidated financial statements for the year ended December 31, 2006, which may give rise to one or more material weaknesses in future periods.

Our material weaknesses have been remediated as a result of having taken various measures to improve our internal control over financial reporting. Notwithstanding this remediation, material weaknesses may exist when we report on the effectiveness of our internal control over financial reporting for purposes of our reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

We could be required to make substantial refunds to our utility customers if the actual amount of electric capacity that we provide under our VPC contracts is materially less than estimated under the applicable agreements.

We operate our VPC programs through long-term, fixed price contracts with our utility customers. Under our VPC contracts, our utility customers make periodic payments to us based on estimates of the amount of electric capacity that we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. During contract negotiations or the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. A contract year generally begins at the end of the summer months, after a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts generally runs from June 1 to August 31, and the contract year for this agreement begins on September 1 and ends on August 31. During our fourth calendar quarter, we and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. We refer to measured and verified capacity as our available capacity. During each succeeding contract year, estimated capacity is the available capacity from the previous year.

Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time measurement and verification tests are conducted, which, in turn, depends on factors beyond our control such as temperature and humidity and the time of day and the day of the week the measurement and verification tests are performed. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer.

We refer to this process that results in a final settlement as a true-up. To date we have not been required to make any refund as a result of a measurement and verification true-up. We received aggregate additional payments of $63,000, $2.2 million and $3.8 million for the years ended December 31, 2004, 2005 and 2006, respectively. However, we may not receive additional payments in the future.

Any refund payments that we may be required to make as a result of a true-up settlement determination could be substantial and could adversely affect our liquidity. In addition, because measurement and verification test results for each VPC contract establish estimated capacity on which proxy payments will be made for the following contract year, a downward adjustment in estimated capacity for a particular VPC contract would decrease the dollar amount of proxy payments for the following contract year and could significantly decrease our estimated backlog and estimated payments from long-term contracts. In addition, such adjustment could result in significant year-to-year variations in our quarterly and annual revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition for the Alternative Energy Resources Group.”

A significant portion of our revenues are generated from contracts with a small number of electric utility customers, the postponement, modification or termination of which could significantly reduce our revenues.

Our revenues historically have been generated from a small number of electric utility customers. In 2004, 2005 and 2006, our top ten electric utility customers accounted for approximately 71%, 80% and 78% of our consolidated revenues, respectively. In 2006, we had two customers that each accounted for more than 10% of our total revenues: ISO New England Inc. (28%) and PacifiCorp (16%). Our VPC contracts are multi-year contracts that are subject to postponement, modification or termination by our utility customers, including some that may be terminated for convenience. Such action by a customer with respect to one or more of our significant contracts would significantly reduce our revenues.

Failure of key third parties to manufacture quality products or provide reliable services in a timely manner could cause malfunctions of our products or delays in the delivery of our products or services, which could damage our reputation, cause us to lose customers and negatively impact our growth.

Our success depends on our ability to provide quality products and reliable services in a timely manner, which in part depends on the proper functioning of facilities and equipment owned and operated by third parties upon which we depend. For example, our reliance on third parties includes:

•	utilizing components that they manufacture in our products;

•	outsourcing cellular and paging wireless communications that are used to execute instructions to our devices under our VPC programs;

•	outsourcing certain installation, maintenance, data collection and call center operations to third-party providers; and

•	buying capacity from third parties who have contracted with electricity consumers to participate in our VPC programs.

Any delays, malfunctions, inefficiencies or interruptions in these products, services or operations could adversely affect the reliability or operation of our products or services, which could cause us to experience difficulty retaining current customers and attracting new customers. In addition, our brand, reputation and growth could be negatively impacted. For example, in three separate circumstances prior to 2006, battery failures, microprocessor failures and cracks in plastic enclosures in certain of our Smart Grid products resulted in significant product recalls. The costs of remedying these component failures were only partially refundable by third-party suppliers. In each case, we believe that the recalls resulted in reduced customer satisfaction.

Furthermore, we are wholly dependent upon third parties for the manufacture and delivery of our products, including one vendor with offshore facilities where our programmable thermostats are manufactured. In addition, one domestic vendor is responsible for manufacturing and assembling a majority of our products. In the event of a significant interruption in the manufacturing or delivery of our products by these vendors, considerable time, effort and expense could be required to establish alternate production lines at other facilities and our operations could be materially disrupted, which would cause us to not meet production deadlines and lose customers.

Our failure to meet product development and commercialization milestones may result in customer dissatisfaction, cancellation of existing customer orders or our failure to successfully compete in new markets.

In the past, we have not met all of our product development and commercialization milestones. For example, we are behind schedule in developing a next-generation demand response product for a major customer. This delay has resulted in a deferral of sales and gross profit associated with contracted delivery schedules for our products and is a source of customer dissatisfaction. In addition, we are behind schedule in developing a next-generation load management software product, resulting in a delay in the planned commercialization of this product.

We establish milestones to monitor our progress toward developing commercially feasible products or to meet contractual delivery requirements of our customers. In meeting these milestones, we are often dependent on third-party contractors in the U.S. and other countries for much of our hardware manufacturing and software development. Internal delays or delays by third-party contractors could cause us to miss product development or delivery deadlines. In addition, internal development delays could result in the loss of commercially available hardware and software products, as we are unable to rely on outside vendors to provide such products when contractual rights for the supply or license of such products expire. We may not successfully achieve our milestones in the future, which could distract our employees, harm our relationships with our existing and potential customers, and result in cancelled orders, deferred or lost revenues and our inability to successfully compete in new markets.

If we lose key personnel upon whom we are dependent, we may not be able to manage our operations and meet our strategic objectives.

Many key responsibilities of our business have been assigned to a relatively small number of individuals. Our future success depends to a considerable degree on the vision, skills, experience and effort of our senior management team, including Robert M. Chiste, our Chairman, Chief Executive Officer and President; Michael Picchi, our Executive Vice President and Chief Financial Officer; Frank A. Magnotti, the President and Chief Operating Officer of our Alternative Energy Resources Group; Edward J. Myszka, the President and Chief Operating Officer of our Smart Grid Solutions Group; Arthur Vos IV, our Vice President of Marketing, Products and Strategy; and Thomas W. Wren, Jr., our Executive Vice President and General Counsel. We do not maintain key-person insurance on any of these individuals. Any loss or interruption of the services of any of our key employees could significantly reduce our ability to effectively manage our operations and implement our strategy.

Our inability to protect our intellectual property could negatively affect our business and results of operations.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our VPC programs and the hardware, firmware and software that we have acquired or developed internally. Patent protection is unavailable for certain aspects of the technology that is important to our business. In addition, one or more of our pending patent applications may not be issued. To date, we have attempted to rely on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our rights to this technology. However, we have not obtained confidentiality agreements from all of our customers and vendors, some of our licensing or confidentiality agreements are not in writing, and some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Policing unauthorized use of our technology is difficult and expensive, as is enforcing our rights against unauthorized use. The steps that we have taken or may take may not prevent misappropriation of the technology on which we rely. In addition, effective protection may be unavailable or limited if we expand to other jurisdictions outside the U.S., as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. We have previously been engaged in litigation to protect certain of our intellectual property, and further litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs and divert resources away from our daily business.

We may be subject to damaging and disruptive intellectual property litigation related to allegations that our products or services infringe on intellectual property held by others, which could result in the loss of use of the product or service.

Third-party patent applications and patents may be applicable to our products. As a result, third-parties may in the future make infringement and other allegations that could subject us to intellectual property litigation relating to our products and services, which litigation could be time-consuming and expensive, divert attention and resources away from our daily business, impede or prevent delivery of our products and services, and require us to pay significant royalties, licensing fees and damages. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all.

We depend on the electric utility industry for revenues, and as a result, our operating results have experienced, and may continue to experience, significant variability due to volatility in electric utility capital spending and other factors affecting the electric utility industry.

We derive substantially all of our revenues from the sale of products and services, directly or indirectly, to the electric utility industry. Purchases of our products or services by electric utilities may be deferred or cancelled as a result of many factors, including mergers and acquisitions involving electric utilities, changing governmental regulations, weather conditions, rising interest rates, reduced electric utility capital spending and general economic downturns. In addition, a significant amount of revenues generated by our Smart Grid Solutions Group is dependent on long-term relationships with our utility customers, which are not always supported by long-term contracts. These revenues are particularly susceptible to variability based on changes in the spending patterns of our utility customers. We have experienced, and may in the future experience, significant variability in our revenues, on both an annual and a quarterly basis, as a result of these factors. Pronounced variability or an extended period of reduction in spending by electric utilities could negatively impact our business and make it difficult for us to accurately forecast our future sales, which could lead to increased spending by us that is not matched with equivalent or better revenues.

Electric utility industry sales cycles can be lengthy and unpredictable and require significant employee time and financial resources with no assurances that we will realize revenues.

Sales cycles with customers in the electric utility industry are generally long and unpredictable. The electric utilities that are our potential customers generally have extended budgeting, procurement and regulatory approval processes. In addition, electric utilities tend to be risk averse and tend to follow industry trends rather than be the first to purchase new products or services, which can extend the lead time for or prevent acceptance of new products or services such as our VPC programs. Accordingly, our potential customers may take longer to reach a decision to purchase products. This extended sales process requires the dedication of significant time by our personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. It is not unusual for a utility customer to go through the entire sales process and not accept any proposal or quote. In addition, pilot test programs, which are often conducted and analyzed before a sale becomes final, generally result in operating losses to us due to the lack of scalability, start-up costs, development expenditures and other factors.

If we are unable to expand the distribution of our products through strategic alliances, we may not be able to grow our Smart Grid Solutions Group.

The ability of our Smart Grid Solutions Group to grow its business depends partly on our success in continuing to increase the number of customers it serves through a variety of strategic marketing alliances with metering companies, communications providers, advanced meter reading providers, installation companies and other large multinational companies. Revenues from strategic alliances have not historically accounted for a significant portion of our total revenues, although we plan to increasingly rely on such alliances to grow our business in the future. We may not be able to maintain productive relationships with the companies with which we have strategic alliances, and we may not be able to establish similar relationships with additional companies on a timely and economic basis, if at all.

An increased rate of terminations by residential, commercial or industrial participants who are enrolled in our VPC programs would negatively impact our business by reducing our revenues and requiring us to spend more money to maintain and grow our participant base.

Our ability to provide electric capacity under our VPC contracts depends on the number of residential, commercial or industrial participants who enroll in our VPC programs. The average annual rate of participant terminations for our VPC contracts from inception through December 31, 2006 was approximately 5.0%. As a result, we will need to acquire new participants on an ongoing basis to maintain available capacity provided to our utility customers. If this termination rate increases, we will need to acquire more participants in order to maintain our revenues and more participants than estimated to grow our business. This loss of revenues resulting from terminations is significant, and limiting customer terminations is an important factor in our ability to achieve future profitability. If we are unsuccessful in controlling our participant terminations, we may be unable to acquire a sufficient number of new participants or we may incur significant costs to replace participants, which could cause our revenues to decrease, and we might not become profitable.

The success of our businesses depends in part on our ability to develop new products and services and increase the functionality of our current products.

Since 2001, we have invested over $7.0 million in research and development costs associated with our current Smart Grid products. From time to time, our customers have expressed a need for increased functionality in our products. In response, and as part of our strategy to enhance our clean energy solutions and grow our business, we plan to continue to make substantial investments in the research and development of new technologies. Our future success will depend in part on our ability to continue to design and manufacture new competitive products, to enhance our existing products and to provide new value-added services. Product development initiatives will require continued investment, and we may experience unforeseen problems in the performance of our technologies or products, including new technologies that we develop and deploy. Furthermore, we may not achieve market acceptance of our new products and solutions. For example, in the past we incurred significant costs to develop a specific product for large commercial and industrial customers that has found limited market acceptance. If we are unable to develop new products and services, or if the market does not accept such products and services, our business and results of operations will be adversely affected.

Any internal or external security breaches involving our products could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and cause us to lose customers.

Our utility customers use our products to compile and analyze consumers’ sensitive or confidential information. The occurrence or perception of security breaches in our products or services could harm our reputation, financial condition and results of operations. In addition, we may come into contact with sensitive consumer information or data when we perform operational, support or maintenance functions for our utility customers. Even the perception that we have improperly handled sensitive, confidential information could have a negative effect on our business. If, in handling this information, we fail to comply with privacy or security laws, we could incur civil liability to government agencies, customers and individuals whose privacy is compromised. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If a breach were successful, confidential information may be improperly obtained, and we may be subject to lawsuits and other liabilities. Any internal or external security breaches could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and cause us to lose customers.

If our competitors decrease their prices, we may have to lower our prices to remain competitive, which could adversely affect our results of operations and financial position and delay or prevent our future profitability.

The rapid growth of the clean energy sector is resulting in increasingly aggressive pricing, which has caused the prices for clean energy solutions to decrease over the last few years, and we anticipate that prices may continue to decrease. We believe that in some instances our prices are currently higher than those of our competitors for similar solutions. Users of our solutions may switch to another clean energy provider based on price, particularly if they perceive the quality of our competitors’ products to be equal to that of our products. Continued price decreases by our competitors could result in a loss of customers or a decrease in the growth of our Smart Grid Solutions Group’s business, or it may require us to lower our prices to remain competitive, which would result in reduced revenues and lower profit margins and may adversely affect our results of operations and financial position and delay or prevent our future profitability.

If we fail to hire and train additional personnel and improve our controls and procedures to respond to the growth of our business, the quality of our products and services could materially suffer and cause us to lose customers.

Our business and operations have expanded rapidly since our inception. For example, from January 2003 through December 31, 2006, the number of our employees increased more than 50%, growing from 70 to 117. To continue supporting our expanding customer base effectively and to meet our growth objectives for the future, we are currently working to fill several important positions within our company. In addition, we must continue to successfully train, motivate and retain our existing and future employees. In order to manage our expanding operations, we will also need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we are not able to hire, train and retain the necessary personnel, or if these operational and reporting improvements are not implemented successfully, the quality of our products and services could materially suffer as a result and cause us to lose customers.

We may not be able to maintain quality customer care during periods of growth or in connection with the addition of new and complex products or services, which could adversely affect our ability to acquire and retain utility customers and participants in our VPC programs.

In the past, during periods of growth, we have not been able to expand our customer care operations quickly enough to meet the needs of our increased customer base, and the quality of our customer care has suffered. As we add new and complex products and services, we will face challenges in increasing and training our customer care staff. If we are unable to hire, train and retain sufficient personnel to provide adequate customer care in a timely manner, we may experience customer dissatisfaction and increased participant terminations.

We will require significant additional capital to pursue our growth strategy, but we may not be able to obtain additional financing on acceptable terms or at all.

The growth of our business will depend on substantial amounts of additional capital for marketing and product development of our VPC programs and Smart Grid products. In addition, we may consider strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. We may not be able to obtain additional capital on acceptable terms or at all. Because of our losses, we do not fit traditional credit lending criteria, which, in particular, could make it difficult for us to obtain loans or to access the capital markets. Moreover, our senior loan and security agreement contains restrictions on our ability to incur additional indebtedness, which, if not waived, could prevent us from obtaining needed capital. Any future credit facilities would likely contain similar restrictions. A failure to obtain additional financing when needed could adversely affect our ability to maintain and grow our business.

Our loan and security agreements contain financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our loan and security agreements, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity.

Provisions in our credit agreement with General Electric Capital Corporation, our senior loan and security agreement with Silicon Valley Bank and our loan and security agreement with Partners for Growth, L.P. impose restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends and make distributions;

•	make certain investments;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate.

These agreements also contain other customary covenants, including covenants which require us to meet specified financial ratios and financial tests. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and cause us to be unable to borrow under our credit agreement with General Electric Capital Corporation or our loan and security agreement with Silicon Valley Bank. In addition to preventing additional borrowings under these agreements, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under these agreements, which would require us to pay all amounts outstanding. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us or at all.

Our ability to use our net operating loss carryforwards may be subject to limitation.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of our common stock that we issue in this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us.

Our business may become subject to modified or new government regulation, which may negatively impact our ability to market our products.

Our products and services are not subject to existing federal and state regulations in the U.S. governing the electric utility industry. However, our products and their installation are sometimes subject to government oversight and regulation under state and local ordinances relating to building codes, public safety regulations pertaining to electrical connections and local and state licensing requirements. In the future, federal, state or local governmental entities or competitors may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to our products or services, whether at the federal, state or local level, may negatively impact the installation, servicing and marketing of our products and increase our costs and the price of our products and services.

Changes in the availability and regulation of radio spectrum may cause us to lose utility customers.

A significant number of our products use radio spectrum, which is subject to regulation in the U.S. by the Federal Communications Commission. Licenses for radio frequencies must be obtained and periodically renewed. Licenses granted to us or our customers may not be renewed on acceptable terms, if at all. The Federal Communications Commission may adopt changes to the rules for our licensed and unlicensed frequency bands that are incompatible with our business. These changes in frequency allocation may result in the termination of demand response programs by our utility customers or the replacement of our systems with ones owned by our competitors. This would erode our competitive advantage with respect to those utility customers and would force us to compete with other providers for their business.

We may not be able to identify suitable acquisition candidates or complete acquisitions successfully, which may inhibit our rate of growth, and acquisitions that we complete may expose us to a number of unanticipated operational or financial risks.

In addition to organic growth, we intend to pursue growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and increase our product and service offerings. However, we may be unable to implement this growth strategy if we cannot identify suitable acquisition candidates or reach agreement on potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition efforts may involve certain risks, including:

•	we may have difficulty integrating operations and systems;

•	key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.

Moreover, to the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit. In addition, in the event that we issue shares of our common stock as part or all of the purchase price, an acquisition will dilute the ownership of our then-current stockholders.

Our ability to provide bid bonds, performance bonds or letters of credit is limited and could negatively affect our ability to bid on or enter into significant long-term agreements.

We are occasionally required to provide bid bonds or performance bonds to secure our performance under customer contracts. Our ability to obtain such bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. In addition, some of our customers also require collateral in the form of letters of credit to secure performance or to fund possible damages as the result of an event of default under our contracts with them. Our ability to obtain letters of credit under our credit agreement with General Electric Capital Corporation and our senior loan agreement is limited to $6.0 million in the aggregate. As of December 31, 2006, we had $0.5 million of letters of credit outstanding. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our future revenues and business prospects.

Risks Related to Our Common Stock

We do not intend to pay dividends on our common stock.

We have not declared or paid any dividends on our common stock to date, and we do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to reinvest all future earnings in the development and growth of our business. In addition, our senior loan agreement prohibits us from paying dividends and future loan agreements may also prohibit the payment of dividends. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, business opportunities, contractual restrictions and other factors deemed relevant. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in our common stock.

Following this offering, our management, directors and their affiliates will continue to hold a significant percentage of our issued and outstanding common stock.

After this offering, our executive officers and directors and their affiliates will continue to own in the aggregate approximately 50.7% of our issued and outstanding common stock. This concentration of ownership could allow our executive officers, directors and their affiliates, voting in concert, to control the composition of our board of directors, to amend our by-laws or articles of incorporation or to act on any matter submitted to stockholders by outside persons even if such actions could be deemed detrimental to minority stockholders. In addition, Delaware law limits the protection afforded minority stockholders, and we do not intend to enact provisions that may be beneficial to minority holders such as cumulative voting.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. Under our fifth amended and restated certificate of incorporation, we are authorized to issue up to 150,000,000 shares of common stock, of which 16,905,223 shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Certain of our stockholders will be able to cause us to register common stock that they own under the Securities Act pursuant to registration rights that are described in “Certain Relationships and Related Transactions—Registration Rights for Holders of Our Currently Outstanding Convertible Preferred Stock.”

Our executive officers and directors, certain of our stockholders and key management will enter into lock-up agreements described under the caption “Underwriting,” pursuant to which they will agree, subject to certain exceptions and extensions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus or to exercise registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by the underwriters, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

Our fifth amended and restated certificate of incorporation, second amended and restated bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Provisions in our fifth amended and restated certificate of incorporation and our second amended and restated bylaws, which will be adopted prior to the closing of this offering, and applicable provisions of the General Corporation Law of the State of Delaware may make it more difficult or expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our fifth amended and restated certificate of incorporation and our second amended and restated bylaws:

•	provide for a classified board of directors, could discourage potential acquisition proposals and could delay or prevent a change of control;

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•

require super-majority voting to effect amendments to certain provisions of our fifth amended and restated certificate of incorporation and to effect amendments to our second amended and restated bylaws concerning the number of directors;

•	limit who may call special meetings;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at a stockholders meeting; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our common stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Risks Related to this Offering

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934 and the Nasdaq Global Market, will require greater resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with equity securities listed on the Nasdaq Global Market, we will need to comply with statutes and regulations of the Securities and Exchange Commission, or SEC, and requirements of the Nasdaq Global Market, with which we were not required to comply prior to this offering. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will substantially increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	prepare and distribute periodic and current public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	establish and maintain appropriate committees of our board of directors;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish and maintain an investor relations function, including the provision of certain information on our website.

In addition, as a public company we may be required to accept reduced coverage under our director and officer liability insurance policies or incur substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee.

Our failure to achieve or maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or prevent or detect material misstatements in our annual or interim consolidated financial statements in the future could materially harm our business and cause our stock price to decline.

As a public company, our internal control over financial reporting will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, we will be required to document and test our internal controls and procedures to assess the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to report on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting. As noted above, our independent registered public accounting firm did not identify any material weaknesses in our internal control over financial reporting for the year ended December 31, 2006 but previously had identified material weaknesses for the year ended December 31, 2005 and the six months ended June 30, 2006. In the future, we may identify material weaknesses and deficiencies which we may not be able to remediate in a timely manner. Material weaknesses may exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering, with our first reporting obligation being in our Annual Report on Form 10-K for the year ending December 31, 2008. If we fail to achieve or maintain effective internal control over financial reporting in accordance with Section 404, we will not be able to conclude that we have and maintain effective internal control over financial reporting or our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected and investors may lose confidence in our financial information, which in turn could cause the market price of our common stock to decrease. We may also be required to restate our financial statements from prior periods. In addition, testing and maintaining internal control in accordance with Section 404 will require increased management time and resources. Any failure to maintain effective internal control over financial reporting could impair the success of our business and harm our financial results, and you could lose all or a significant portion of your investment. See “—Risks Related to Our Business—If we have material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

Purchasers of common stock will experience immediate and substantial dilution.

Based on an assumed public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $11.54 per share in the net tangible book value per share of common stock from the offering price, and our pro forma as adjusted net tangible book value as of December 31, 2006, after giving effect to the conversion of our preferred stock into common stock, the reverse stock split and this offering, would have been $4.46 per share. In addition, following this offering we will also have a significant number of outstanding warrants and options to purchase our common stock, with the options having exercise prices significantly below the initial public offering price of our common stock. You will incur further dilution if outstanding options or warrants to purchase common stock are exercised. In addition, our fifth amended and restated certificate of incorporation allows us to issue significant numbers of additional shares, including shares that may be issued under our 2006 plan, which could result in further dilution to purchasers of our common stock in this offering.

There has been no active trading market for our common stock, and an active trading market may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or other markets on which we may choose to list or how liquid such markets might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

If our stock price declines after this offering, you could lose all or a significant part of your investment.

The initial public offering price for the shares being sold in this offering will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance, financial condition or business fundamentals. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, many of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our future financial performance;

•	our investors’ reaction to our press releases, announcements and our filings with the SEC and to those of our competitors;

•	changes in market valuations of similar companies;

•	fluctuations in broader stock market prices and volumes;

•	investor perception of our industry or our prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in governmental regulations affecting our business or that of our customers;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•

variations in our quarterly results of operations or cash flows, particularly as a result of our revenue recognition policy, which is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition for the Alternative Energy Resources Group;”

•	revenues and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	changes in our pricing policies or pricing policies of our competitors;

•	future issuances and sales of our common stock or convertible debt;

•	demand for and trading volume of our common stock; and

•	changes in general conditions in the domestic and worldwide economies or financial markets.

The occurrence of any of these factors and other factors beyond our control could cause the market price of our common stock to decline significantly. As a result, you could lose a significant part or all of your investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus. These forward-looking statements include, without limitation, statements regarding:

•

projections, predictions, expectations, estimates and forecasts as to payments from our long-term contracts and revenues recognized from our backlog, our business, financial and operating results and future economic performance;

•	proposed new strategic alliances, acquisitions and product and service offerings; and

•	management’s goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in the available capacity provided by our VPC programs;

•	loss of a significant customer;

•	our dependence on the electric utility industry;

•	our ability to receive estimated payments from long-term contracts and to recognize revenues from our backlog;

•	changes in general economic conditions and capital markets;

•	actions of customers and competitors;

•	disruptions due to equipment interruption or failure at third-party manufacturing facilities;

•	execution of planned capital projects;

•	effects of current and future local, state and federal laws, policies and regulations;

•	the costs associated with being a public company and our ability to comply with the internal control and reporting obligations of public companies;

•	our ability to retain key personnel; and

•	other factors discussed in more detail under “Risk Factors.”

Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We assume no obligation to update forward-looking statements to reflect any changes or other factors affecting forward-looking statements except as required by applicable securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 4,687,500 shares of our common stock in this offering, assuming an offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), will be approximately $67.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds to us from this offering by $4.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We plan to use these net proceeds to finance the capital requirements of our current and future VPC contracts, to finance research and development, to repay indebtedness, to fund any cash consideration for future acquisitions and for other general corporate purposes. We are not currently engaged in any negotiations for acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters exercise their over-allotment option.

The indebtedness that we may repay consists of borrowings under our loan and security agreement with Silicon Valley Bank. Borrowings under our loan and security agreement currently bear interest at either prime plus 2.0% or prime plus 2.75% per annum depending on our performance under a financial covenant contained in the agreement. This agreement was entered into in April 2003 and has been used as a revolving line of credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain and reinvest any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not we declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including those under our loan agreements), business opportunities and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006 on an actual basis and on a pro forma as adjusted basis, after giving effect to:

•	a 1 for 2 reverse stock split, which will take place immediately prior to the closing of this offering;

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon consummation of this offering; and

•

the sale of 4,687,500 shares of our common stock in this offering at an assumed offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the proceeds as described under “Use of Proceeds.”

For purposes of the pro forma as adjusted column of the capitalization table below, we have assumed the net proceeds from this offering will be $67.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the offering price would change each of the total stockholders’ equity and total capitalization line items by approximately $4.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro forma as adjusted
	(dollars in thousands, except per share amounts)
Total debt:
Long-term bank debt	$1,000	$—
Convertible debt	4,000	4,000

Total debt	$5,000	$4,000

Stockholders’ equity:
Common stock, $0.001 par value per share; 15,909,482 shares authorized and 3,489,922 shares issued and outstanding, actual; 150,000,000 shares authorized and 16,766,473 shares issued and outstanding, pro forma as adjusted	$3	$17
Series A convertible preferred stock, $0.001 par value per share; 5,201,000 shares authorized and 5,200,573 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	21,438	—
Series B convertible preferred stock, $0.001 par value per share; 3,937,688 shares authorized and 2,820,439 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	13,568	—
Series C convertible preferred stock, $0.001 par value per share; 800,000 shares authorized and 550,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	5,411	—
Series A-2 convertible preferred stock, $0.001 par value per share; 18,038 shares authorized and 18,038 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	100	—
Additional paid-in capital	20,099	127,685
Accumulated deficit	(52,220)	(52,220)

Total stockholders’ equity	$8,399	$75,482

Total capitalization	$13,399	$79,482

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of December 31, 2006, our net tangible book value was approximately $7.7 million, or approximately $1.10 per share of common stock, and was approximately $7.7 million, or $0.64 per share of common stock, on a pro forma basis after giving effect to the conversion of our preferred stock into common stock and the 1 for 2 reverse stock split. Net tangible book value per share represents the amount of total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

On a pro forma as adjusted basis, after giving effect to the conversion of our preferred stock into common stock, the reverse stock split and the sale of 4,687,500 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2006 would have been approximately $74.8 million, or $4.46 per share. This represents an immediate increase in pro forma net tangible book value of $3.82 per share to our existing stockholders and an immediate dilution of $11.54 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of December 31, 2006	$1.10
Decrease in net tangible book value per share attributable to conversion of preferred stock and reverse stock split	(0.46)

Pro forma net tangible book value per share as of December 31, 2006 after giving effect to conversion of preferred stock and the reverse stock split	0.64
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	3.82

Pro forma as adjusted net tangible book value per share as of December 31, 2006 after giving effect to the conversion of preferred stock, the reverse stock split and this offering		4.46

Dilution per share to new investors		$11.54

The following table summarizes, as of December 31, 2006, the differences between the number of shares of common stock owned by existing stockholders and to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus) after giving effect to the conversion of our preferred stock into common stock and the reverse stock split:

	Shares Purchased(1)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,078,973	72.0%	$50,248,000	40.1%	$4.16
New public investors	4,687,500	28.0%	75,000,000	59.9%	$16.00

Total	16,766,473	100.0%	$125,248,000	100.0%

(1)

The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering, assuming the underwriters exercise their over-allotment option in full.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to approximately 5,390,625 shares, or approximately 32.2% of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately 67.8% of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $4.46 and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $11.54.

If the underwriters exercise their over-allotment option in full, and including 138,751 shares issued in 2007 upon exercise of stock options, the 5,390,625 shares held by new investors would represent approximately 31.9% of the total number of shares of our common stock to be outstanding after this offering and our existing stockholders would own approximately 68.1% of the total number of shares of our common stock to be outstanding after this offering. The pro forma as adjusted net tangible book value per share of common stock would be approximately $4.47 and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $11.53.

The discussion and tables above assume no exercise of the stock options and warrants to purchase an aggregate of 2,792,797 shares of our common stock outstanding as of December 31, 2006, with a weighted average exercise price of $4.28 per share, or the issuance of 39,998 restricted common shares and 496,509 shares pursuant to options that we anticipate granting under our 2006 plan in connection with this offering. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. The following table summarizes the effect that the exercise of all currently outstanding stock options and warrants would have on the table set forth above, as well as the effect that the exercise of all of the options and restricted common shares anticipated to be issued in connection with this offering would have on that table:

	Shares Purchased(1)				Total Consideration				Average Price Per Share
	Number		Percent		Amount		Percent
	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options
Existing stockholders	14,871,770	15,408,277	76.0%	76.7%	$62,201,000	$70,145,000	45.3%	48.3%	$4.18	$4.55
New public investors	4,687,500	4,687,500	24.0%	23.3%	75,000,000	75,000,000	54.7%	51.7%	$16.00	$16.00

Total	19,559,270	20,095,777	100.0%	100%	$137,201,000	$145,145,000	100%	100%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering, assuming the underwriters exercise their over-allotment option in full.

A $1.00 increase or decrease in the assumed public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus) would increase or decrease: our pro forma as adjusted net tangible book value after giving effect to this offering by $4.4 million, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering by $0.26 and the dilution in net tangible book value per share of our common stock to new investors in this offering by $0.26, assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth our selected historical financial data for the periods indicated. The selected statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected balance sheet data as of December 31, 2005 and 2006, have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The selected statement of operations data for the year ended December 31, 2003, and the selected balance sheet data as of December 31, 2003 and 2004, have been derived from our audited financial statements and related notes thereto not included in this prospectus. The selected statement of operations data for the year ended December 31, 2002, and the selected balance sheet data as of December 31, 2002, have been derived from our unaudited financial statements and related notes thereto not included in this prospectus. The selected quarterly statement of operations data for each of the quarters in fiscal 2005 and 2006 set forth below have been derived from our unaudited financial statements and related notes thereto not included in this prospectus and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair statement of the data for that period.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Total revenues	$19,023	$15,394	$17,264	$23,351	$33,873
Cost of revenues	12,936	10,390	9,661	11,889	16,897

Gross profit	6,087	5,004	7,603	11,462	16,976
General and administrative expenses	3,340	8,943	8,251	11,368	13,934
Marketing and selling expenses	3,418	4,177	7,335	6,927	7,912
Research and development expenses	1,312	615	1,046	1,094	790

Operating loss	(1,983)	(8,731)	(9,029)	(7,927)	(5,660)
Interest and other expense, net	172	586	229	54	454

Loss before income taxes	(2,155)	(9,317)	(9,258)	(7,981)	(6,114)
Provision for income taxes	6	—	—	—	46

Net loss	$(2,161)	$(9,317)	$(9,258)	$(7,981)	$(6,160)

Net loss per share (basic and diluted)	$(0.88)	$(3.34)	$(3.17)	$(2.63)	$(1.89)

Pro forma net loss per share (basic and diluted)(1)					$(0.52)

	Quarter Ended in 2005				Quarter Ended in 2006
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Quarterly Statement of Operations Data:
Total revenues	$3,836	$3,338	$4,677	$11,500	$5,867	$3,671	$3,213	$21,122
Cost of revenues	2,238	1,929	3,197	4,525	3,236	2,167	2,168	9,326

Gross profit	1,598	1,409	1,480	6,975	2,631	1,504	1,045	11,796
General and administrative expenses	2,620	2,772	2,816	3,160	3,165	3,864	3,500	3,405
Marketing and selling expenses	1,721	1,847	1,714	1,645	1,961	2,394	1,734	1,823
Research and development expenses	293	258	319	224	213	258	166	153

Operating profit (loss)	(3,036)	(3,468)	(3,369)	1,946	(2,708)	(5,012)	(4,355)	6,415
Interest and other expense (income), net	(52)	(20)	55	71	75	105	157	117

Earnings (loss) before income taxes	(2,984)	(3,448)	(3,424)	1,875	(2,783)	(5,117)	(4,512)	6,298
Provision for income taxes	—	—	—	—	—	33	—	13

Net income (loss)	$(2,984)	$(3,448)	$(3,424)	$1,875	$(2,783)	$(5,150)	$(4,512)	$6,285

Net income (loss) per share (basic)	$(1.01)	$(1.13)	$(1.11)	$0.61	$(0.89)	$(1.61)	$(1.39)	$1.82

Net income (loss) per share (diluted) (2)	$(1.01)	$(1.13)	$(1.11)	$0.17	$(0.89)	$(1.61)	$(1.39)	$0.46

	As of December 31,
	2002	2003	2004	2005	2006
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$110	$4,570	$8,761	$2,606	$3,774
Total assets	8,588	15,021	23,961	24,555	28,836
Total long-term debt	6,700	1,346	—	4,000	5,000
Stockholders’ equity (deficit)	(10,868)	8,723	16,108	8,250	8,399

	Year Ended December 31,
	2002	2003	2004	2005	2006
Other Data (unaudited):	(dollars in thousands)
EBITDA (3)	$(1,407)	$(7,535)	$(8,086)	$(6,541)	$(2,976)
Contracted megawatts (4)	—	130	220	220	220
Installed megawatts (5)	—	11	42	101	175

(1)	The weighted average shares used in computing the pro forma net loss per share have been calculated assuming the conversion of all shares of convertible stock outstanding into shares of common stock as if conversion occurred immediately upon issuance.
(2)	In calculating dilutive net income per share, the income numerator was increased by the interest expense savings and the amortization expense savings resulting from the assumed conversion of our convertible debt. The weighted average shares used in computing the dilutive net income per share have been calculated assuming the conversion of our convertible debt as well as the conversion of all shares of convertible preferred stock outstanding into shares of common stock.
(3)

EBITDA is defined as net loss before net interest expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure and is not a substitute for other GAAP financial measures such as net loss, operating loss or cash flows from operating activities as calculated and presented in accordance with accounting principles generally accepted in the U.S., or GAAP. In addition, our calculation of EBITDA may or may not be consistent with that of other companies. We urge you to review the GAAP financial measures included in this prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and to not rely on any single financial measure to evaluate our business.

EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry. Depreciation is a necessary element of our costs and our ability to generate revenue. We do not believe that this expense is indicative of our core operating performance because the depreciable lives of assets vary greatly depending on the maturity terms of our VPC contracts, which range from three to 13 years. The clean energy sector has experienced recent trends of increased growth and new company development, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense). Management views interest expense as a by-product of capital structure decisions and, therefore, it is not indicative of our core operating performance. Our internal budgets are based on EBITDA, and we use EBITDA as one of several criteria to determine performance-based cash compensation.

A reconciliation of net loss, the most directly comparable GAAP measure, to EBITDA for each of the fiscal periods indicated is as follows (in thousands):

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net loss	$(2,161)	$(9,317)	$(9,258)	$(7,981)	$(6,160)
Depreciation and amortization	552	1,166	1,009	1,394	2,748
Interest expense (income), net	196	616	163	46	390
Provision for income taxes	6	—	—	—	46

EBITDA	$(1,407)	$(7,535)	$(8,086)	$(6,541)	$(2,976)

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. Management accounts for these limitations by not relying exclusively on non-GAAP financial measures, but only using such information to supplement GAAP financial measures. Our non-GAAP financial measures may be different from such measures used by other companies.

(4)	Contracted megawatts represent the maximum amount of megawatts of electric capacity that can be provided under the VPC contracts.
(5)	Installed megawatts represent the amount of electric capacity that we have built out and made available to our customers under the VPC contracts as of the date presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading provider of clean energy solutions that improve grid reliability and enable utilities to increase available electric capacity through reduced energy consumption during periods of peak energy demand on a more cost-effective basis than conventional alternatives. We provide our clean energy solutions through two operating segments, the Smart Grid Solutions Group and the Alternative Energy Resources Group. Our Smart Grid Solutions Group develops and delivers state-of-the-art demand response, smart metering, advanced metering initiative, advanced meter reading and other monitoring and control hardware and software, which allow our utility customers to measure, manage, shift and reduce energy consumption in real-time. Our Alternative Energy Resources Group primarily offers our Virtual Peaking Capacity, or VPC, programs, through which we provide electric capacity to our utility customers during periods of peak energy demand by remotely operating high energy-consuming devices, such as central air conditioners, water heaters and pool pumps. We provide this capacity by developing, owning and operating energy load management systems through long-term, pay-for-performance contracts. Pay-for-performance means that we enter into long-term contracts with utilities and are paid under each contract based on the amount of verifiable kilowatt hours of capacity that we provide.

We first introduced our VPC programs in 2003. We expect that the growth and acceptance of our VPC programs will expand the growth of our business as a whole. Our total revenue grew from $17.3 million for the year ended December 31, 2004 to $33.9 million for the year ended December 31, 2006. While our revenue has grown, we have incurred net losses since our inception and had an accumulated deficit of $52.2 million as of December 31, 2006. Initially, our net losses were driven principally by start-up costs and the costs of developing our technology. However, in 2002 we made the strategic decision to develop, own and operate load management systems on an outsourced basis for the benefit of our utility customers through our VPC programs. We have since made significant investments in our VPC programs, both in the form of capital expenditures to build out the capacity under our VPC contracts and participant acquisition costs such as advertising and participant incentive payments. Our net losses since 2002 have been driven principally by general and administrative, marketing, operating and depreciation expenses related to capital expenditures for equipment required to support our VPC programs.

As a result of investments in our VPC programs, revenue from our Alternative Energy Resources Group has represented an increasing percentage of our total revenue, growing from 7% of our total revenue for the year ended December 31, 2004 to 52% of our total revenue for the year ended December 31, 2006. We plan to continue the expansion and development of our VPC programs to grow our revenue and customer base, which will include increased marketing and operating expenses. As of December 31, 2006, our VPC contracts in effect at that time represented potential capacity of 220 megawatts. Of this amount, we had built out 175 megawatts of capacity compared to 101 megawatts as of December 31, 2005. We expect to incur approximately $4.9 million in capital expenditures over the next two years to build out the remaining 45 megawatts under VPC programs existing as of December 31, 2006, of which we expect to incur approximately $3.4 million through December 31, 2007. We completed the build out of our VPC program with ISO New England Inc. in 2006. We expect our VPC programs to be fully developed with PacifiCorp in 2007 and with San Diego Gas & Electric

Company in 2010. In the first quarter of 2007, we entered into new VPC contracts with the Public Service Company of New Mexico and Pacific Gas and Electric Company and amended our VPC contract with San Diego Gas & Electric Company, all of which we expect to be fully developed by the end of 2010. We will invest additional amounts to build out these and other new programs as we are awarded additional VPC contracts in the future. In the short-term, our success operating such contracts will have a negative effect on earnings because of the consumer acquisition costs that we incur during the installation phase of the contract. These increased costs may cause us to incur net losses for the foreseeable future.

Following this offering, our general and administrative expenses will increase as a result of becoming a public company. We currently anticipate that our total annual general and administrative expenses following the completion of this offering will increase by approximately $1.5 million. This increase will result from the cost of accounting and support services which we expect to incur after the completion of this offering, including costs related to compliance with the Sarbanes-Oxley Act of 2002 and the staffing of an internal audit function, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ compensation, directors’ and officers’ insurance, legal fees, registrar and transfer agent fees and Nasdaq Global Market fees. Our financial statements following this offering will reflect the impact of these increased expenses, making it more difficult to compare our financial statements with periods prior to the completion of this offering.

Our company was formed in 1997 by Acorn Factor. We operated as a wholly-owned subsidiary of Acorn Factor, which funded our operating and capital requirements until April 2003. Since such time, we have raised an aggregate of $40.9 million in proceeds from the sale of shares of our preferred stock, $4.0 million in subordinated convertible debt financing and put in place a senior loan agreement under which we had $1.0 million outstanding as of December 31, 2006. In January 2007, we entered into a credit facility with General Electric Capital Corporation to fund up to $40.0 million of capital expenditures under our VPC contracts.

Operating Segments

Management has three primary measures of operating segment performance: revenue, gross profit (margin) and operating income. Operating expenses directly associated with each operating segment include sales, marketing, product development and administrative expenses. Corporate expenses, interest income, interest expense, other income (expense) and amortization expense are not allocated to the operating segments, nor included in the measure of segment profit or loss.

Smart Grid Solutions Group

Our Smart Grid Solutions Group offers a broad range of products from basic one-way load control switches to smart thermostats to comprehensive two-way data collection and control systems. The most widely-deployed products offered by our Smart Grid Solutions Group are our digital control unit, an intelligent, microprocessor-driven solution for load management control, which is installed on large energy-consuming devices and controls the cycling and operation of the device, and our SuperStat, an advanced, programmable thermostat solution with embedded communications to control the air conditioning and heating load.

Our Alternative Energy Resources Group purchases hardware and software developed and delivered by our Smart Grid Solutions Group and for use in our VPC programs. As a result, the Alternative Energy Resources Group has become the largest purchaser of the Smart Grid Solutions Group’s products, representing approximately 18%, 39% and 23% of the products delivered by the Smart Grid Solutions Group for the years ended December 31, 2004, 2005 and 2006, respectively. For purposes of the preparation of our financial statements, all of the resulting inter-operating segment revenue is eliminated in consolidation.

Alternative Energy Resources Group

Our Alternative Energy Resources Group primarily offers VPC programs to electric utilities pursuant to which we provide capacity, on a pay-for-performance basis, through long-term contracts. Under our VPC programs, we develop, operate and manage the entire load management system. The Alternative Energy

Resources Group provides multi-year energy outsourced solutions, which generate recurring revenue. We have secured six VPC contracts as of February 28, 2007, one with each of PacifiCorp, San Diego Gas & Electric Company, Public Service Company of New Mexico and Pacific Gas and Electric Company and two with ISO New England Inc. In addition, our Alternative Energy Resources Group also provides the same products and services offered pursuant to our VPC program, except on some occasions, we do not own the capacity and deliver it on a pay-for-performance basis.

Once we secure a VPC contract with a utility customer, our Alternative Energy Resources Group incurs significant marketing costs to identify and enroll participants in our VPC programs. These participant acquisition costs are expensed as incurred. In addition, the participant is paid an annual or one-time incentive to enroll and participate in the VPC program. The incentive payments are recognized as a cost of revenue over the annual commitment period. Once a participant enrolls in one of our VPC programs, we install a digital control unit or thermostat at the participant’s residence. The cost of the installation and the hardware are capitalized and depreciated over the remaining term of the contract with the utility, which is shorter than the operating life of the equipment. Until our build-out of a VPC program reaches a critical mass, the participant acquisition costs typically result in lower operating margins and greater losses in the early years of a VPC contract.

Revenue Recognition for the Alternative Energy Resources Group

We operate our VPC programs through long-term, fixed price contracts with our utility customers. Under our VPC contracts, our utility customers make periodic payments to us based on estimates of the amount of electric capacity that we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. During the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. A contract year generally begins at the end of the summer months, which is a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts generally runs from June 1 to August 31, and the contract year for this agreement begins on September 1 and ends on August 31. During the fourth quarter of our fiscal year, we and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. We refer to measured and verified capacity as our available capacity. During each succeeding contract year, estimated capacity is the available capacity from the previous year.

Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time measurement and verification tests are conducted, which, in turn, depends on factors beyond our control such as temperature and humidity and the time of day and the day of the week the measurement and verification tests are performed. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer. We refer to this process resulting in a final settlement as a true-up.

As discussed below in “—Critical Accounting Policies—Revenue Recognition,” we recognize revenue when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable and persuasive evidence of an arrangement exists. Because our receipts of proxy payments under our VPC contracts are subject to a true-up at the end of a contract year, we defer revenue and associated cost of revenue under our VPC contracts until such time that the contract price is fixed and determinable, generally the fourth quarter of our fiscal year upon agreement of factors affecting available capacity. This agreement is achieved through the completion and acceptance of the measurement and verification results or by other agreement with our customer. As a result, most of the revenue of our Alternative Energy Resources Group, and a significant portion of our total revenue, is not recognized until our fourth fiscal quarter of each year. During the fourth quarter of the years ended December 31, 2004, 2005 and 2006, we recognized VPC contract revenue of

$1.2 million, $8.5 million and $16.3 million, respectively. The associated cost of revenue that we defer under the VPC contracts consist primarily of depreciation costs of load control equipment that we deploy in building the load management system.

As of December 31, 2006, we had deferred revenue and deferred cost of $4.6 million and $1.5 million, respectively, related to our VPC contracts that have not completed a measurement and verification test. As of December 31, 2005, deferred revenue and deferred cost were $2.5 million and $0.9 million, respectively.

Separate from our VPC program, utilities can contract with us for load control program design, build-out and operation services, while retaining ownership of the underlying assets. Our load control programs are targeted for utilities not only needing to purchase capacity but also wanting to own the underlying load management system. The programs have contracts with multiple element arrangements and provide for several deliverables to the customer. Because we do not have objective evidence for the fair value of each element, the elements do not qualify for separate accounting and therefore, revenue for all elements is recognized ratably over the life of the contract. As of December 31, 2006, we had deferred revenue and deferred cost related to these program management arrangements of $1.3 million and $0.8 million, respectively. As of December 31, 2005, such deferred revenue and deferred cost were $2.0 million and $0.9 million, respectively.

Payments from Long-Term Contracts

Payments from long-term contracts represent our estimate of total payments that we expect to receive under long-term agreements with seven of our utility customers in our Smart Grid Solutions Group and our Alternative Energy Resources Group. As of February 28, 2007, we estimated that our total payments to be received through 2016 were approximately $201.4 million. Of this amount, we expect payments of $159.6 million from our VPC contracts and $41.8 million from our Smart Grid Solutions Group’s contracts.

These estimates of payments from long-term contracts are forward-looking statements based on the contractual terms and conditions. In management’s view, such information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and, to the best of management’s knowledge and belief, presents the assumptions and considerations on which we base our belief that we can receive such payments. However, this information should not be relied upon as being necessarily indicative of actual future results, and readers of this prospectus should not place undue reliance on this information. Any differences among these assumptions, other factors and our actual experiences may result in actual payments in future periods significantly differing from management’s current estimates of payments allowed under the long-term contracts and our actual experiences may result in actual payments collected being significantly lower than current estimates. See “Risk Factors—Risks Related to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenue from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.” The information in this section is designed to summarize the financial terms of our long-term contracts and is not intended to provide guidance on our future operating results, including revenue or profitability.

Our estimated payments from long-term contracts have been prepared by management based on the following assumptions:

VPC Contracts:

•

Our existing VPC contracts as of February 28, 2007 represented potential capacity of 362 megawatts. In calculating the estimated $159.6 million of payments from these VPC contracts, we have assumed that we will complete the build-out of the entire 362 megawatts by the end of 2010. Our expectations regarding the build-out under our VPC contracts are based on our experience to date in building out the load management systems.

•

As of December 31, 2006, we had built out 175 megawatts of this capacity. In calculating the estimated $75.4 million of payments from these VPC contracts, we have assumed that we will complete the build out of our remaining 45 megawatts in 2010, reaching 220 megawatts of available capacity under our load management systems.

•

In January 2007, we entered into an amendment to increase the capacity under our San Diego Gas & Electric VPC contract by 30 megawatts. In calculating the estimated $14.2 million of payments from this amendment, we have assumed that we will complete the build out of the entire 30 megawatts in 2010.

•

Our two VPC contracts entered into during the first quarter of 2007 represent potential capacity of 112 megawatts. In calculating the estimated $70.0 million of payments from these VPC contracts, we have assumed that we will complete the build out of the entire 112 megawatts by the end of 2010.

•

We have assumed that once our build-out phase is complete we will operate our VPC contracts at their maximum contractual capacity for the remainder of the contract term. For example, if one of our VPC contracts provides for 90 megawatts of available capacity, we have assumed that upon full build-out we will provide our utility customer with 90 megawatts of capacity for the remainder of the contract term.

•

The amount our utility customers pay to us at the end of each contract year may vary based upon the results of measurement and verification tests performed each contract year based on the electric capacity that we made available to the utility during the contract year. See “—Revenue Recognition for the Alternative Energy Resources Group.” For purposes of calculating our payments from long-term contracts, we have assumed that the capacity we will provide our utility customer is the maximum contractual capacity under the applicable contract and that payments resulting from the measurement and verification tests will remain constant based on our current measurement and verification performance. We have and will continue to utilize our experience through measurement and verification testing and our VPC programs to more accurately derive our estimated capacity, which in turn will allow for more detailed marketing and more competitive pricing for our VPC pay-for-performance programs.

•

The amount of available capacity we are able to provide, and therefore the amount of payments we receive, is dependent upon the number of participants in our VPC programs. For purposes of estimating our payments under long-term contracts, we have assumed the rate of replacement of participant terminations under our VPC contracts will remain consistent with our historical average.

•

Payments from long-term contracts include $17.3 million that we expect to recognize as revenue over the course of the next 12 months, which are included in backlog. Payments from long-term contracts exclude $1.0 million of payments already received but have been deferred that we expect to recognize as revenue over the course of the next 12 months, which are included in backlog.

Smart Grid Solutions Group Contracts:

•

$39.2 million in payments expected to be received over the next eight years under a contract with Gulf Power Company to provide products and services. This is based on estimated contractual minimum order volumes and current payments attributable to installation and other services applied over the term of the contract.

•	An estimated $2.6 million in purchase orders pursuant to a multi-year contract that we expect will be renewed through 2008 based on amounts and timing of historical purchases.

In addition to the foregoing assumptions, our estimated payments from long-term contracts assume that we will be able to meet on a timely basis all of our obligations under these contracts and that our customers will not terminate the contracts for convenience or other reasons. Our annual net loss in 2004, 2005 and 2006 was $9.3 million, $8.0 million and $6.2 million, respectively. We may continue to generate annual net losses in the future, including through the term of our long-term contracts. See “Risk Factors—Risks Related to Our Business—We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.”

Although we currently intend to release quarterly updates of future revisions that we may make to our estimated payments from long-term contracts, we do not undertake any obligation to release the results of any future revisions that we may make to these estimated payments from long-term contracts to reflect events or circumstances occurring after the date of this prospectus.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Revenue

The following table summarizes our revenue for the years ended December 31, 2005 and 2006 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2005	2006
Segment Revenue:
Smart Grid Solutions Group	$14,573	$16,316	12%
Alternative Energy Resources Group	8,778	17,557	100%

Total	$23,351	$33,873	45%

Deferred Revenue	$4,805	$6,092	27%

For the year ended December 31, 2006, we had revenue of $33.9 million compared to $23.4 million for the year ended December 31, 2005, an increase of $10.5 million, or 45%. A $1.7 million increase in hardware sales by our Smart Grid Solutions Group and an $8.8 million increase in revenue from our Alternative Energy Resources Group accounted for the increase in revenue.

Smart Grid Solutions Group Revenue

Our Smart Grid Solutions Group had revenue of $16.3 million for the year ended December 31, 2006 compared to $14.6 million for the year ended December 31, 2005, an increase of $1.7 million, or 12%. The increase in revenue was due to a $0.4 million increase in service revenue, a $0.3 million increase in our Maingate product sales, a $0.3 million increase in digital control unit and SuperStat revenue and a $0.7 million increase in software licenses and miscellaneous hardware. Digital control unit and SuperStat shipments to third-party customers were approximately 101,000 for the year ended December 31, 2005 compared to 104,000 for the year ended December 31, 2006, an increase of 3%. Our Smart Grid Solutions Group also produced approximately 32,000 digital control units for the year ended December 31, 2006 for our Alternative Energy Resources Group compared to 66,000 digital control units for the year ended December 31, 2005, a 51% decrease. Internal digital control unit shipments have decreased as we reached full build-out under the ISO New England Inc. VPC contract in 2006 and approached full build-out under the PacifiCorp VPC contract. Shipments of units to the Alternative Energy Resources Group do not impact reported revenues because such amounts are eliminated in consolidation.

Alternative Energy Resources Group Revenue

Our Alternative Energy Resources Group had revenue of $17.6 million for the year ended December 31, 2006 compared to $8.8 million for the year ended December 31, 2005, an increase of $8.8 million, or 100%. A $7.8 million increase in revenue from our VPC contracts resulted from providing 175 megawatts of estimated available capacity as of December 31, 2006 compared to 101 megawatts of available capacity as of December 31, 2005. In addition, there was a $1.0 million increase in revenue for the year ended December 31, 2006 related to program management services that we began providing in 2005. These multiple element arrangements do not qualify for separate accounting for each element and, therefore, revenue is recognized over the life of the contract.

As discussed above, we defer revenue and direct cost under our VPC contracts until such revenue can be made fixed and determinable through a measurement and verification test, generally in our fourth fiscal quarter. For the fourth quarters ended December 31, 2005 and 2006, we recognized VPC contract revenue of $8.5 million and $16.3 million, respectively.

Gross Margins

The following table summarizes our gross profit and gross margin percentages for the years ended December 31, 2005 and 2006 (dollars in thousands):

	Year Ended December 31,
	2005		2006
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Segment Gross Profit and Margin:
Smart Grid Solutions Group	$5,098	35%	$6,377	39%
Alternative Energy Resources Group	6,364	72%	10,599	60%

	$11,462	49%	$16,976	50%

As a percentage of revenue, total gross margin for the year ended December 31, 2006 increased to 50% from 49% for the year ended December 31, 2005. An increase of higher-margin VPC contract revenue attributable to our Alternative Energy Resources Group and an increase in higher-margin digital control unit sales from our Smart Grid Solutions Group resulted in an increased total gross margin.

Gross profit for our Smart Grid Solutions Group was $6.4 million for the year ended December 31, 2006 compared to $5.1 million for the year ended December 31, 2005, an increase of $1.3 million, or 25%. Increased revenue contributed $0.6 million in additional gross profit. An increased gross margin percentage resulting from the increase in higher margin service revenue contributed $0.7 million in additional gross profit.

Gross profit for our Alternative Energy Resources Group was $10.6 million for the year ended December 31, 2006 compared to $6.4 million for the year ended December 31, 2005, an increase of $4.2 million, or 66%. The gross margin of our Alternative Energy Resources Group varies due to factors that significantly impact revenue and cost of revenue but do not necessarily reflect on the underlying profitability of our VPC contracts. These factors include:

•

The responsibility to pay participant incentives. In two of our four VPC contracts in effect as of December 31, 2006, we are responsible for paying participant incentives, which are included in our cost of revenue. In our other two VPC contracts in effect as of December 31, 2006, our utility customers are responsible for paying participant incentives. For the former two contracts, our revenue is higher than the latter two contracts because we have to recover the incentive cost plus a return on the capital employed. Consequently, the gross margin will be lower, but the gross profit will be greater for contracts under which we have the responsibility to pay incentives compared to contracts under which our utility customers are required to make the payments.

•

We depreciate our VPC program capital equipment over the remaining contract life, which is shorter than the economic life of such equipment. As a result, the annual depreciation charge per kilowatt of capacity installed will increase over the term of a VPC contract, while the revenue per kilowatt of capacity for any contract year will be determined by other factors that bear no relation to the depreciation.

•

Residential VPC contract or commercial and industrial VPC contract. Commercial and industrial VPC programs typically have a lower gross margin percentage because the financial incentive paid to a participating business is greater than the amount paid under residential VPC programs. Conversely, the customer acquisition costs incurred under a commercial and industrial VPC program are lower than under a residential VPC program.

Our Alternative Energy Resource Group’s gross margin percentage for the year ended December 31, 2006 was 60% compared to 72% for the year ended December 31, 2005, a decrease of 17%. During 2006, we added approximately 23 megawatts of commercial and industrial VPC contract capacity, which has a lower gross margin than residential VPC contract capacity.

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2005 and 2006 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2005	2006
Operating Expenses:
General and administrative expenses	$11,368	$13,934	23%
Marketing and selling expenses	6,927	7,912	14%
Research and development expenses	1,094	790	(28)%

Total	$19,389	$22,636	17%

General and Administrative Expenses

General and administrative expenses were $13.9 million for the year ended December 31, 2006 compared to $11.4 million for the year ended December 31, 2005, an increase of $2.5 million, or 23%. The increase was the result of a $1.4 million increase in compensation expenses related to additional employees and bonus expense, and $1.1 million for increased professional fees. General and administrative expenses in 2006 included approximately $0.3 million (noncash) associated with our January 1, 2006 adoption of Statement of Financial Accounting Standards, or SFAS, No. 123(R), which requires expensing of stock-based compensation.

Marketing and Selling Expenses

Marketing and selling expenses were $7.9 million for the year ended December 31, 2006 compared to $6.9 million for the year ended December 31, 2005, an increase of $1.0 million, or 14%. Increased new customer acquisition expenses of $0.4 million under our VPC contracts, additional expenses of $0.4 million for sales managers hired to support our Smart Grid Solutions Group’s selling efforts, $0.1 million in increased trade show and periodical advertising expense, and $0.1 million in increased travel expenses contributed to the increase. Our marketing costs will continue to increase as we add participants to our existing and future VPC programs. Once we reach full build-out under a VPC program, customer acquisition costs decrease significantly for that program.

Research and Development Expenses

Research and development expenses are incurred primarily in connection with the identification, testing and development of new Smart Grid products. Research and development expenses were $1.1 million and $0.8 million for the years ended December 31, 2005 and 2006, respectively. The $0.3 million decrease in research and development expense in 2006 related to personnel reductions in our Israel engineering center during 2006.

Interest Expense, Net

Net interest expense increased from $46,000 for the year ended December 31, 2005 to $390,000 for the year ended December 31, 2006 due to an increase in interest expense of $238,000 related to our convertible debt issued in June 2005 and a $106,000 decrease in interest income as a result of lower average cash balances.

Income Taxes

No provision for income taxes was recorded for the year ended December 31, 2005 because we had net operating loss carryforwards that resulted in deferred tax assets. For the year ended December 31, 2006, a provision of $46,000 was recorded related to a deferred tax liability. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of December 31, 2005 or 2006.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Revenue

The following table summarizes our revenue for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2004	2005
Segment Revenue:
Smart Grid Solutions Group	$16,106	$14,573	(10)%
Alternative Energy Resources Group	1,158	8,778	658%

Total	$17,264	$23,351	35%

Deferred Revenue	$1,963	$4,805	145%

For the year ended December 31, 2005, we had revenue of $23.4 million compared to $17.3 million for the year ended December 31, 2004, an increase of $6.1 million, or 35%. A $1.5 million decrease in revenue from our Smart Grid Solutions Group was offset by a $7.6 million increase in revenue from our Alternative Energy Resources Group as a result of a 59 megawatt increase in capacity under our VPC programs. This 59 megawatt increase in capacity also contributed to the increase in deferred revenue.

Smart Grid Solutions Group Revenue

Our Smart Grid Solutions Group had revenue of $14.6 million for the year ended December 31, 2005 compared to $16.1 million for the year ended December 31, 2004, a decrease of $1.5 million, or 10%. For the year ended December 31, 2005 compared to the year ended December 31, 2004, revenue from the sales of our digital control units and Maingate products decreased $0.7 million and $1.5 million, respectively, as utility customers fulfilled their internal program goals for the amount of installations desired. Digital control unit and SuperStat shipments to third-party customers were approximately 101,000 for the year ended December 31, 2005 compared to 134,000 for the year ended December 31, 2004, a decrease of 25%. Our Smart Grid Solutions Group also produced 66,000 digital control units for the year ended December 31, 2005 for our Alternative Energy Resources Group compared to 30,000 digital control units for the year ended December 31, 2004, an increase of 120%. Partially offsetting decreased digital control unit and Maingate sales were increased thermostat sales of $0.3 million as a result of the launch of our new SuperStat product resulting from our strategic alliance with the White-Rodgers division of Emerson Electric Company and a $0.2 million increase in installation revenue.

Alternative Energy Resources Group Revenue

Our Alternative Energy Resources Group had revenue of $8.8 million for the year ended December 31, 2005 compared to $1.2 million for the year ended December 31, 2004, an increase of $7.6 million, or 658%. A $7.4 million increase in revenue from our VPC contracts accounted for the increase for the year ended December 31, 2005. As of December 31, 2005, we had approximately 101 megawatts of estimated available capacity under our VPC contracts compared to 42 megawatts of estimated available capacity as of December 31, 2004. We defer revenue and direct cost under our VPC contracts until such revenue can be made fixed and determinable through a measurement and verification test, generally in our fourth fiscal quarter. For the fourth fiscal quarters ended December 31, 2004 and 2005, we recognized VPC contract revenue of $1.2 million and $8.5 million, respectively.

Gross Margins

The following table summarizes our gross profit and gross margin percentages for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,
	2004		2005
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Segment Gross Profit and Margin:
Smart Grid Solutions Group	$6,623	41%	$5,098	35%
Alternative Energy Resources Group	980	85%	6,364	72%

	$7,603	44%	$11,462	49%

As a percentage of revenue, total gross margin for the year ended December 31, 2005 increased to 49% from 44% for the year ended December 31, 2004. An increase in higher-margin VPC contract revenue attributable to our Alternative Energy Resources Group resulted in the gross margin rate increasing on a consolidated basis.

Gross profit for our Smart Grid Solutions Group was $5.1 million for the year ended December 31, 2005 compared to $6.6 million for the year ended December 31, 2004, a decrease of $1.5 million, or 23%. Lower sales of our products contributed $0.6 million to the gross profit decline. An increase in lower margin SuperStat revenue and a decrease in higher-margin digital control unit sales accounted for the remainder of the gross profit decline.

Gross profit for our Alternative Energy Resources Group was $6.4 million for the year ended December 31, 2005 compared to $1.0 million the year ended December 31, 2004, an increase of $5.4 million, or 549%. Our Alternative Energy Resources Group’s gross margin percentage for the year ended December 31, 2005 was 72% compared to 85% for the year ended December 31, 2004, a decrease of 15%. The primary reasons for this decrease in gross margin percentage were cost of revenue associated with participant incentives paid by us pursuant to two VPC contracts in 2005, and not included in 2004, and higher depreciation expense in 2005 compared to 2004.

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,		Percent Change
	2004	2005
Operating Expenses:
General and administrative expenses	$8,251	$11,368	38%
Marketing and selling expenses	7,335	6,927	(6)%
Research and development expenses	1,046	1,094	5%

Total	$16,632	$19,389	17%

General and Administrative Expenses

General and administrative expenses were $11.4 million for the year ended December 31, 2005 compared to $8.3 million for the year ended December 31, 2004, an increase of $3.1 million, or 38%. An increase in the number of employees as of December 31, 2005 contributed to a $1.7 million increase in general and administrative expenses resulting from increased compensation expenses. Higher operating expenses of $1.0 million to support our VPC programs contributed to the increase in general and administrative expenses. In addition, travel expenses were $0.2 million higher for the year ended December 31, 2005 compared to the year ended December 31, 2004. General and administrative expenses in 2005 included approximately $0.1 million of noncash stock-based compensation related to restricted stock granted to executive officers.

Marketing and Selling Expenses

Marketing and selling expenses were $6.9 million for the year ended December 31, 2005 compared to $7.3 million for the year ended December 31, 2004, a decrease of $0.4 million, or 6%. Lower headcount dedicated to marketing and selling efforts during 2005 resulted in a $1.1 million decrease in expenses compared to the year ended December 31, 2004. This was partially offset by a $0.7 million increase in advertising expenses, which were incurred to enroll participants in our VPC programs.

Research and Development Expenses

Research and development expenses were essentially unchanged from the year ended December 31, 2004 to the year ended December 31, 2005.

Interest Expense, Net

Net interest expense decreased from $163,000 for the year ended December 31, 2004 to $46,000 for the year ended December 31, 2005 due to an increase in interest income of $191,000 related to higher average cash balances, partially offset by an increase in interest expense of $74,000 from higher average debt balances outstanding during the year ended December 31, 2005 compared to the year ended December 31, 2004.

Income Taxes

No provision for income taxes was recorded for either the years ended December 31, 2004 or 2005 because we had net operating loss carryforwards that resulted in deferred tax assets. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of December 31, 2004 or 2005.

Liquidity and Capital Resources

Overview

Since April 2003 when we ceased being a wholly-owned subsidiary of Acorn Factor, we have funded our operations primarily through the issuance of an aggregate of $40.9 million in preferred stock, $4.0 million in subordinated convertible debt and $1.0 million in borrowings under our senior loan agreement described below. We used these proceeds to fund our operations and to invest in our VPC programs, both in the form of capital expenditures to build out the capacity under our VPC contracts and participant acquisition expenses such as advertising and participant incentive payments, which were expensed as incurred. After the closing of this offering, we will use the net proceeds received, along with cash generated from operations and availability under our senior loan agreement and our credit facility with General Electric Capital Corporation, to fund our operations and repay certain indebtedness. We believe that our cash flows from borrowings under our senior loan agreement and our credit facility with General Electric Capital Corporation and proceeds from this offering will be sufficient to satisfy our expected cash needs associated with our existing operations through at least December 31, 2007.

The following table summarizes as of December 31, 2006, on a pro forma basis after giving effect to this offering, including the repayment of $1.0 million of senior loan agreement debt with proceeds from this offering, at an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, total cash and cash equivalents, working capital and amounts available to us under our senior loan agreement and other lines of credit (in thousands):

Pro forma as of December 31, 2006
Cash and cash equivalents	$70,856
Working capital	$68,166
Amounts available under existing lines of credit(1)	$4,831

(1)	As of December 31, 2006, we had $0.5 million face value of irrevocable letters of credit outstanding, revolving credit loans outstanding of $1.0 million and, subject to a borrowing base, availability of $3.8 million, which could be used either to back additional letters of credit or for revolving credit loans. See “—Liquidity and Capital Resources—Indebtedness—Senior Loan Agreement.” In January 2007, we amended the senior loan agreement in conjunction with entering into the credit facility with General Electric Capital Corporation. Borrowing availability under the senior loan agreement as of February 28, 2007 was approximately $2.0 million. Borrowing availability under the credit facility with General Electric Capital Corporation to fund capital expenditures under the VPC contracts as of March 21, 2007 was $38.2 million.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2004, 2005 and 2006 (dollars in thousands):

	Year Ended December 31,
	2004	2005	2006
Operating activities	$(6,951)	$(5,230)	$(1,157)
Investing activities	(4,156)	(4,926)	(4,058)
Financing activities	15,298	4,001	6,383

Increase (decrease) in cash and cash equivalents	$4,191	$(6,155)	$1,168

Cash Flows Used in Operating Activities

We have had operating losses since 2004 primarily due to increased general and administrative expenses for our VPC programs and the marketing and selling expenses incurred to acquire new participants in those programs. These expenses have been recorded when incurred. We expect to incur significant participant acquisition expenses until our VPC programs are fully developed to their contractual capacity limits and thereafter, we expect to incur less significant participant acquisition expenses as required to replace participants who withdraw from our VPC programs.

Cash used in operating activities was $7.0 million, $5.2 million and $1.2 million for the years ended December 31, 2004, 2005 and 2006, respectively. The $4.0 million decrease in cash used in operating activities for year ended December 31, 2006 compared to the year ended December 31, 2005 resulted from a $1.8 million decrease in our net loss, which included an additional $1.4 million of depreciation and amortization, a $1.4 million increase in prepaid expenses, deferred costs and other assets and a $0.3 million increase in accrued expenses, partially offset by a decrease in deferred revenue of $1.6 million.

Cash used in operating activities for the year ended December 31, 2005 decreased $1.7 million compared to the year ended December 31, 2004. The decrease was the result of a $1.3 million reduction in the net loss for the year ended December 31, 2005 compared to the year ended December 31, 2004, together with a $0.3 million increase in the provision for inventory obsolescence, a $0.4 million increase in depreciation and amortization related to the expansion of our VPC programs and a $0.1 million increase in noncash stock compensation expense related to restricted stock, partially offset by a $0.4 million increase in net working capital changes.

Cash Flows Used in Investing Activities

Cash used in investing activities was $4.2 million, $4.9 million and $4.1 million for the years ended December 31, 2004, 2005 and 2006, respectively. Our principal cash investments are for purchases of equipment and installation services used to build out and expand our VPC programs. Installation services are purchased from third-party vendors and represent the installation of the demand response hardware at participants’ locations (primarily residential). With $4.2 million of capital expenditures for the year ended December 31, 2004, estimated available capacity was expanded to approximately 42 megawatts by the end of 2004. A further $4.9 million of capital expenditures for the year ended December 31, 2005 increased the estimated available capacity under our VPC programs to approximately 101 megawatts by the end of 2005. As of December 31, 2006, the estimated available capacity under our VPC contracts was approximately 175 megawatts following capital expenditures of $3.8 million in 2006. Our Smart Grid Solutions Group utilizes contract manufacturers for the production of our products, thereby resulting in minimal capital investment in that segment.

Noncash Investing Activities

Due to intercompany purchases of certain assets, the levels of capital expenditures reflected in the investing section of our consolidated statements of cash flows do not reflect the levels of capital investment made by us. Our Alternative Energy Resources Group purchases demand response equipment from our Smart Grid Solutions Group. These assets are initially classified as inventory when purchased by the Smart Grid Solutions Group. When transferred to the Alternative Energy Resources Group, they remain classified as inventory until they are deployed to service a VPC contract, at which time they are re-classified as a capital asset. These noncash purchases of equipment were $0.7 million, $1.8 million and $1.7 million for the years ended December 31, 2004, 2005 and 2006. The increase in noncash purchases is directly related to the growth of our VPC programs.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities were $15.3 million, $4.0 million and $6.4 million for the years ended December 31, 2004, 2005 and 2006, respectively. Cash flows provided by financing activities consisted of the following:

•	sale of our Series C convertible preferred stock in March 2006, with net proceeds of $5.4 million;

•	cash of $0.6 million from the exercise of stock-based awards during the year ended December 31, 2006;

•	cash of $1.0 million from borrowings under our senior loan agreement during the year ended December 31, 2006;

•	cash from the placement of $4.0 million of subordinated convertible debt in June 2005; and

•	sale of Series A and Series B convertible preferred stock in 2004, with net proceeds of $16.6 million, a portion of which was used to repay $1.3 million of long-term debt.

These cash flows were offset by a payment of $0.7 million in costs related to this offering and the credit facility with General Electric Capital Corporation.

Working Capital

Working capital as of December 31, 2006 was $1.1 million, consisting of $15.5 million in current assets and $14.4 million in current liabilities. Working capital as of December 31, 2005 was $3.1 million, consisting of $13.6 million in current assets and $10.5 million in current liabilities.

In addition, we had available borrowing capacity under our senior loan agreement of $3.8 million as of December 31, 2006 and $4.3 million as of December 31, 2005 based upon the borrowing base calculated pursuant to the formula described below.

Indebtedness

Credit Agreement.    In January 2007, we entered into a credit agreement with General Electric Capital Corporation to provide our Alternative Energy Resources Group subsidiary with up to $40 million of borrowings to fund capital expenditures related to our VPC contracts. This credit agreement expires in 2014, at which time all outstanding borrowings will become due and payable. Subject to the limitations described below, this credit agreement has a term loan facility up to $37.0 million and a letter of credit facility up to $3.0 million. Borrowings under the credit agreement bear interest at either prime plus 1.5% or LIBOR plus 2.75% per annum, at our election. Borrowings under this credit agreement are collateralized by all of the Alternative Energy Resources Group’s assets, including its intellectual property. Borrowings under this credit agreement can be requested, from time to time during the first three years of the agreement, up to 90% of capital expenditures incurred under a VPC contract. This credit agreement contains customary financial and restrictive covenants, including maintenance of a minimum fixed charge coverage ratio, a minimum interest coverage ratio, a maximum senior leverage ratio and a prohibition on the payment of dividends. As of March 21, 2007, there was $1.8 million of borrowings under this credit agreement, and borrowing availability to fund capital expenditures for the VPC contracts was $38.2 million.

Senior Loan Agreement.    In April 2003, we entered into a loan and security agreement, as amended, or the senior loan agreement, with Silicon Valley Bank. The senior loan agreement expires in March 2008, at which time all outstanding borrowings will become due and payable. Subject to the limitations described below, the senior loan agreement has a revolving line of credit up to $4.0 million, including letters of credit up to $3.0 million. Borrowings under the senior loan agreement bear interest at either prime plus 2.0% or prime plus 2.75% per annum depending on our performance under a financial covenant contained in the agreement. The senior loan agreement is collateralized by substantially all of the assets not related to our Alternative Energy Resources Group, including our intellectual property. Borrowings under the senior loan agreement can be requested, from time to time, up to an amount that, based on a formula, includes (i) up to 80% of eligible receivables and (ii) eligible inventory limited to the lesser of (A) 25% of their value, (B) 80% of net orderly liquidation value, (C) $500,000 or (D) 25% of the aggregate eligible accounts outstanding. The senior loan agreement contains customary financial and restrictive covenants, including maintenance of a minimum quick ratio and EBITDA level and a prohibition on the payment of dividends. We were in compliance with these covenants as of December 31, 2006. As of December 31, 2006, we had borrowings under the senior loan agreement of $1.0 million and availability of approximately $3.8 million based upon the borrowing base calculated pursuant to the formula described above. With the amendment to the senior loan agreement entered into in January 2007, as of February 28, 2007, there were no borrowings, and borrowing availability was $2.0 million.

Subordinated Convertible Loan Agreement.    In June 2005, we entered into a $4.0 million subordinated convertible loan agreement, as amended, with Partners for Growth, L.P. The convertible debt under this agreement matures in June 2010. The convertible debt bears interest at 3% plus the three-month LIBOR rate. The convertible debt requires payment of interest only, provided that we meet or exceed certain pro forma revenue targets calculated on a quarterly basis during the term and do not make any borrowings under the senior loan agreement. If we do not meet or exceed such revenue targets, at the option of the lender, the convertible debt will amortize ratably over a two-year period or such lesser period as remains until the maturity date. No principal payments have been required to date. The lender may convert the principal amount of the convertible debt into our Series B convertible preferred stock at a price of $7.24 per share at any time during the term of the convertible debt. We have the right to convert the principal amount of the convertible debt under the same terms, upon a qualified public offering of our common stock, which occurs when the offering price of our common stock is at least $14.00 per share and we receive at least $30 million of gross cash proceeds. The entire principal amount of the convertible debt may be prepaid at any time, provided that the payment must include an amount calculated to compensate the lender for interest that would have been paid through the maturity date of the convertible debt, determined by multiplying the principal balance by the current interest rate for each interest paying period from the prepayment date to the maturity date and then discounting the result at an annual rate of 20%. In addition, in the event of a prepayment of the principal amount, the lender has been provided a non-detachable warrant to purchase 551,693 shares of our Series B convertible preferred stock at a price of $7.24 per share. The convertible debt is collateralized by a second lien on substantially all of our assets and is subordinated in right of payment to the senior loan agreement and the credit agreement with General Electric Capital Corporation. The convertible debt contains customary restrictive covenants. We were in compliance with these covenants as of December 31, 2006. As of December 31, 2006, $4.0 million of principal remained outstanding under the convertible debt.

Letters of Credit

Our senior loan agreement provides for the issuance of up to $3.0 million of letters of credit. As of December 31, 2006, we had $0.5 million face value of irrevocable letters of credit outstanding.

Capital Spending

As of December 31, 2006, our VPC programs had estimated available capacity of 175 megawatts. Our existing VPC contracts as of December 31, 2006 provided for a potential capacity of 220 megawatts. We expect to incur approximately $4.9 million in capital expenditures over the next two years to build out the remaining 45 megawatts under our VPC programs existing as of December 31, 2006, of which $3.4 million is anticipated to be incurred through December 31, 2007. Because of our success in being awarded additional VPC contracts during the first quarter of 2007, we will incur additional amounts to build out those new VPC programs, and we will incur additional costs under future VPC contracts that we are awarded.

Commitments and Contingencies

We are a party to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue in accordance with SFAS No. 5, Accounting for Contingencies and related pronouncements. In accordance with SFAS No. 5, a liability is recorded when we determine that a loss is probable and the amount can be reasonably estimated. In addition, we disclose contingencies for which a material loss is reasonably possible, but not probable. As of December 31, 2006, there were no material contingencies requiring accrual or disclosure.

Contractual Obligations

Information regarding our known contractual obligations of the types described below as of December 31, 2006, excluding the use of proceeds from this offering which may be used to repay certain indebtedness, is set forth in the following table (dollars in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Bank debt obligations	$5,000	$—	$1,000	$4,000	$—
Operating lease obligations	2,003	674	1,166	163	—
Purchased capacity under VPC contracts(1)	3,571	3,571	—	—	—

Total	$10,574	$4,245	$2,166	$4,163	$—

(1)	In May 2006, we negotiated a supply agreement with an electric utility that had previously executed contracts with certain of its large commercial and industrial customers to permit direct load control of certain devices and equipment located in their operating facilities. Under the terms of the supply agreement, the electric utility caused this direct load to be registered as a demand response resource under our VPC contract with ISO New England Inc. The amounts in the table represent our contractual commitment to pay the electric utility for the registered load under the two-year term of the supply agreement. Such amounts are included in our cost of revenue.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements for the year ended December 31, 2005 and the six months ended June 30, 2006, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

To improve our internal control over the financial reporting process, we have taken the following measures:

•

in June 2006, we appointed our current chief financial officer who is a certified public accountant with previous experience in financial reporting for publicly-traded companies, worked for a national public accounting firm and has experience with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In August 2006, we also hired a property and equipment accountant. We plan to hire an internal audit manager upon completion of this offering;

•

retained a third-party consulting firm specializing in Section 404 of the Sarbanes-Oxley Act of 2002 internal control documentation and testing to assist us in the development and improvement of our documentation for accounting policies, procedures and controls;

•

performed additional training for the accounting staff related to account reconciliations, financial statement closing procedures, evaluation of significant estimates and a review of accounting entries;

•

established new accounting procedures, controls and documentation standards, including mandatory analysis and accounting interpretation of all material contracts, proper period cutoff and supervisory review around account reconciliations, and timeliness of reporting;

•

hired a new corporate controller in July 2006 who is a certified public accountant with previous experience in financial reporting for publicly-traded companies, worked for a national public accounting firm and has experience with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

utilized our third-party consulting firm specializing in Section 404 of Sarbanes-Oxley Act of 2002 internal control documentation to implement spreadsheet controls over the VPC revenue spreadsheets. Such controls may include freezing cells containing formulas, allowing only input data to impact the spreadsheets’ calculations, and tracking version control;

•

utilized our VPC program managers to coordinate input of digital control unit activity into the property and equipment subledger on a timely basis. In addition, we have implemented procedures by which periodic counts of digital control units are performed to ensure the accuracy and existence of the digital control units and their related information in the subledger; and

•	hired additional accounting personnel to establish an effective cut-off process surrounding accrued liabilities and operating expenses.

We believe that these measures will help provide an additional level of review over invoice processing and reconciliations; aid in the implementation of new closing procedures for the preparation of monthly rollforwards, reconciliations, and analysis of prepaid expenses, property and equipment, and deferred revenues; and assist in performing analytical reviews of comparative general ledger data.

As a result of our remediation efforts, we determined and communicated to our audit committee that as of December 31, 2006, all material weaknesses identified during the audit of the year ended December 31, 2005 and the six months ended June 30, 2006 were no longer considered material weaknesses. Our management and independent registered public accounting firm have not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Control deficiencies have been identified by management and our independent registered public accounting firm during the audit of our consolidated financial statements for the year ended December 31, 2006, which may give rise to one or more material weaknesses in future periods.

We cannot assure you that we will not in the future have material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

We face minimal exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial position and results of operations. Historically, our primary exposures have related to non dollar-denominated sales and expenses in the Canadian dollar and the Israeli shekel. We do not utilize any foreign currency exchange transactions to hedge our exposure. Foreign currency gain (loss) for the years ended December 31, 2004, 2005 and 2006 were ($4,000), $14,000 and $16,000, respectively.

Interest Rate Risk

As of December 31, 2006, all of our $5.0 million of outstanding debt was at floating interest rates. An increase of 1.0% in the prime rate or the three-month LIBOR rate would result in an increase in our interest expense of approximately $50,000 per year.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make certain estimates and judgments that affect our reported assets, liabilities, revenue and expenses, and our related disclosure of contingent assets and liabilities. On an on going basis, we re-evaluate our estimates, including those related to revenue recognition, the collectability of receivables, impairment of long-lived assets, income taxes and stock-based compensation. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. A summary of our critical accounting policies is set forth below.

Revenue Recognition

We recognize revenue when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable and persuasive evidence of an arrangement exists. The majority of our revenue is recognized when products are shipped to or received by a customer or when services are provided. In certain of our contracts we provide multiple deliverables. Each element of these arrangements must be recorded based on its fair value, generally what price is charged for the element when sold on a standalone basis. Because we do not generally sell all of the elements on a stand-alone basis, revenues for all elements are recognized ratably over the life of the contract once all of the related revenue recognition requirements are met.

Deferred revenue is recorded for electric capacity, products or services when the criteria for revenue recognition have not been met. We consider our VPC contracts to represent service contracts. The majority of deferred revenue relates to customer billings for capacity payments made by a utility under its VPC contract but subject to agreement of factors affecting available capacity before the revenue recognition criteria have been met. Until the measurement and verification test is performed, we defer revenue and associated direct cost under our VPC contracts until such time that the contract price is fixed and determinable, which generally occurs during the fourth fiscal quarter of the year. As of December 31, 2006, we had deferred revenue and direct expense of $6.1 million and $2.2 million, respectively. As of December 31, 2005, deferred revenues and direct expenses were $4.8 million and $1.9 million, respectively.

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Furthermore, assessment of collectability is particularly critical in determining whether or not revenue should be recognized. We also record provisions for estimated sales allowances on product- and service-related revenue at the time the related revenue is recorded. These estimates are based on historical sales and services allowances, analysis of customer credits and other known factors. If future sales credits prove to be greater than the historical data and the estimates we used to calculate these provisions, our revenue could be overstated.

Inventories

Inventories include raw materials and finished goods. Items are removed from inventory using the first-in, first-out method. We utilize contract manufacturers to assemble all of our products. Inventory amounts include the expense to manufacture the item, such as the expense of raw materials, labor and other applied direct and indirect expenses. We also review freight, handling expenses and wasted materials to determine if abnormal amounts should be recognized as current-period charges. We review our inventory for obsolescence and marketability. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below the original expense, the inventory value is reduced to the market value. If technology rapidly changes or actual market conditions are less favorable than those estimated by management, inventory write-downs may be required.

Allowance for Doubtful Accounts

We perform ongoing evaluations of our customers and continuously monitor collections and payments and estimate an allowance for doubtful accounts based on the aging of the underlying receivables, our historical experience with write-offs and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations, and we believe appropriate reserves have been established, we may not adequately predict future credit losses. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which would result in additional general and administrative expense in the period such determination is made.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, goodwill and intangible assets, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All of our identifiable intangible assets are amortized using the straight-line method. We use estimates in determining the value of goodwill and intangible assets, including estimates of useful lives of intangible assets, discounted future cash flows and fair values of the related operations. We test goodwill for impairment each year as of December 31, under the guidance of SFAS No. 142, Goodwill and Other Intangible Assets. We forecast discounted future cash flows at the reporting unit level, which consists of our operating segments, based on estimated future revenues and operating expenses, which take into consideration factors such as estimated payments on long-term contracts, expected future orders, supplier contracts and general market conditions. Changes in our forecasts or expense of capital may result in asset value adjustments, which could have a significant affect on our current and future results of operations, financial condition and cash flows. Intangible assets with a finite life are amortized on a straight-line basis over estimated useful lives and are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Stock-Based Compensation

As of January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which requires us to measure compensation expense for stock-based awards at fair value and recognize compensation over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period that estimates are revised. We use the Black-Scholes option-pricing model, which requires the input of assumptions, including the fair market value of our common stock, the estimated length of time that employees will retain their vested stock options before exercising them (expected term), and the estimated volatility of our common stock price over the expected term. Actual results, and future changes in estimates, may differ substantially from our current estimates.

For the year ended December 31, 2006, stock options were granted with exercise prices ranging from $0.58 per share to $10.88 per share. For the six months ended June 30, 2006, the fair value of the common stock was determined by the Company contemporaneously with the grants based on valuations performed by an independent valuation firm, Duff & Phelps LLC, and the price paid for the Series C Preferred. After June 30, 2006, the Company considered a number of factors in determining the fair market value of the common stock; including the valuation performed by Duff & Phelps LLC as of June 30, 2006, the increasing likelihood that the Company would pursue a public offering, and valuation indications for the common stock received from the Company’s investment bankers, which included operating and financial performance factors.

The following table shows the stock option grants during the period from January 1, 2006 through December 31, 2006:

Grants made during the quarter ended	Number of options	Weighted average exercise prices	Range of exercise prices
March 31, 2006	408,054	$0.82	$0.82
June 30, 2006	66,234	$2.70	$0.58-$3.18
September 30, 2006	173,000	$4.00	$4.00
December 31, 2006	124,120	$9.14	$0.82-$10.88

Total	771,408	$3.04	$0.58-$10.88

Accounting for Income Taxes

We have incurred net losses since our inception. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires companies to recognize deferred income tax assets and liabilities for temporary differences between the financial reporting and tax bases of recorded assets and liabilities and the expected benefits of net operating loss and credit carryforwards. SFAS No. 109 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We evaluate the realizability of our deferred income tax assets, primarily resulting from net operating loss and credit carryforwards, and adjust our valuation allowance, if necessary.

Once we utilize our net operating loss carryforwards, we would expect our provision for income tax expense in future periods to reflect an effective tax rate that will be significantly higher than past periods. The adoption of SFAS No. 123(R) will potentially result in tax benefits that are currently difficult to predict.

Legal Contingencies

We are subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue in accordance with SFAS No. 5, Accounting for Contingencies, and related pronouncements. In accordance with SFAS No. 5, a liability is recorded when we determine that a loss is probable and the amount can be reasonably estimated. In addition, we disclose contingencies for which a material loss is reasonably possible but less than probable.

New Accounting Pronouncements

SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS No. 123(R))

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) which summarizes the views of the SEC staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations.

SAB No. 107 provides guidance on several topics, including valuation methods, the classification of compensation expense, capitalization of compensation expenses related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, and disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” subsequent to adoption of SFAS No. 123(R).

In April 2005, the SEC issued FR-74, Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (FR-74). FR-74 allows companies to implement SFAS No. 123(R) at the beginning of their next fiscal year (January 1, 2006 for us), instead of the next reporting period that begins after June 15, 2005. FR-74 does not change the accounting required by SFAS No. 123(R); it only changes the implementation date of the standard.

We adopted SFAS No. 123(R) using the prospective method on January 1, 2006. We cannot predict the level of its impact since it will depend upon the level of share-based payments granted in the future. However, we generally expect compensation expense to increase.

SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 39 (SFAS No. 154)

In May 2005, the FASB issued SFAS No. 154, which changes the requirements for the accounting and reporting of a change in accounting principle or correction of an error. It requires, unless impracticable, retrospective application of the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We implemented SFAS No. 154 effective January 1, 2006.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We believe that FIN 48 will not have a material impact on our consolidated financial statements.

SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108)

In September 2006, the SEC released SAB 108. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. We believe that SAB 108 will not have a material impact on our consolidated financial statements.

SFAS No. 157, Fair Value Measurements (SFAS No. 157)

In September 2006, the FASB issued SFAS No. 157. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008. We believe that SFAS No. 157 will not have a material impact on our consolidated financial statements.

BUSINESS

Company Overview

We are a leading provider of clean energy solutions that improve grid reliability and enable utilities to increase available electric capacity through reduced energy consumption during periods of peak energy demand on a more cost-effective basis than conventional alternatives. Peak energy demand typically occurs during weekday afternoons in the summer when utility customers require maximum power. Electric utilities in the U.S. currently face many challenges to provide energy during periods of peak energy demand due in part to transmission and distribution constraints, aging infrastructure, insufficient generation assets, high and volatile fuel prices, environmental concerns and an increasingly stringent regulatory environment. These challenges have led to numerous brownouts, blackouts and service disruptions throughout North America. To meet these challenges, electric utilities increase capacity by building and operating natural gas-fired power plants and expanding transmission and distribution infrastructure. As an alternate means of providing electric capacity, utilities increasingly employ demand management programs that decrease energy consumption. We provide these demand management solutions, which produce no harmful emissions and are as much as 40% less expensive than building and operating a new natural gas-fired power plant, without requiring any additional investment in transmission and distribution assets.

During critical peak periods, the cost of providing such power often exceeds $50 per megawatt hour, which is more than ten times the cost of base load electricity production for the identical unit of power. During extreme peaks, this cost can soar to $1,000 per megawatt hour or more. Peak periods typically occur seasonally as a result of extreme temperatures in summer and winter months, especially during weekday afternoons and evenings. As a typical example, the chart below illustrates the 2005 cost structure for the New York Power Pool, an organization of the state’s largest utilities and member of the North American Electric Reliability Council, or NERC. As depicted below, baseload energy is traditionally provided by hydro, coal and nuclear energy sources. As demand for electricity increases during periods of peak energy demand (as cumulative operating capacity increases to its maximum limit), other sources of supply-side capacity are utilized, which have increasing variable costs.

Source: SNL Energy

Our clean energy solutions enable electric utilities to address these peak load demands. We provide our clean energy solutions through two operating units, the Smart Grid Solutions Group and the Alternative Energy Resources Group. Our Smart Grid Solutions Group develops state-of-the art demand response, smart metering, advanced metering initiative, advanced meter reading, and other hardware and software based on wireless communications. These products allow our utility customers to measure, manage, shift and reduce energy consumption in real-time. Through our Alternative Energy Resources Group, we offer outsourced services, including our VPC programs, which provide electric capacity to our utility customers during periods of peak energy demand by remotely operating high energy-consuming devices, such as central air conditioners, water heaters and pool pumps. With respect to our VPC programs, we provide this capacity by developing, operating and managing residential, commercial and industrial energy load management systems through long-term, pay-for-performance contracts.

Smart Grid Offerings

Our Smart Grid Solutions Group develops energy monitoring and control equipment comprised of hardware, software and wireless communications. Our demand response products consist of hardware that is installed at a utility’s residential or business customer’s location on high-energy consumption equipment, such as central air conditioners. Our software applications send wireless messages to manage and control our hardware. Upon receiving the messages, our hardware works to reduce the length of time that the equipment operates, thereby making electric capacity available to the utility. Our advanced metering products consist of our hardware that is installed at a utility’s residential or business customer’s electric meter. These devices collect information from the meter and transmit it through a software application where it is then stored on servers. This information is used by the utility to manage electricity consumption, analyze usage trends and generate billing information.

Our Smart Grid Solutions Group has an established customer base of over 500 electric utilities and energy service companies, including notable industry leaders such as Austin Energy, Duke Energy Corporation, First Energy Corporation, Georgia Power Company, Gulf Power Company, Inc., Louisville Gas and Electric Company, Progress Energy, Inc., Public Service Electric & Gas Company and Southern California Edison. We have several strategic alliances, including those with Cellnet Technology, Inc., Current Communications Group, LLC, Itron, Inc., Landis+Gyr, Inc. and the White-Rodgers division of Emerson Electric Co., to combine our critical Smart Grid components with those companies’ offerings.

We have delivered over 4.5 million Smart Grid devices, including demand response and advanced meter reading devices, during the last three decades. We estimate that our products represent over 50% of residential demand response devices operating in North America today. According to the Department of Energy, there are approximately 8,970 megawatts of residential demand response systems installed in North America today. Demand response devices control the operation of high-energy consuming equipment, such as central air conditioning equipment, to reduce the length of time the equipment operates, thereby making electric capacity available to the utility. Our leading-edge software and hardware tools provide our customers with the potential for approximately 6,000 megawatts of electric capacity. Based on the 8,970 total megawatts installed and an average 1.35 kilowatts used per residence, approximately 5% of the 133 million residences in the U.S. have demand response services installed.

In a report developed by the Department of Energy in response to the Energy Policy Act of 2005, it recognized a decline in demand response resources from 1996 to 2004 of approximately 32% due to a variety of factors, including reduced participation by utilities and less customer adoption of the programs. This was primarily caused by a slow down in spending after failed deregulation in most of the United States during the late 1990s and early 2000s. However, the Department of Energy is quoted as saying in this same report that the “DOE encourages more of these initiatives, shares Congress’ views about the importance and value of demand response, and welcomes the opportunity to help make demand response a more effective, integral part of the nation’s electricity markets and system.” Since 2004, there has been an increase in the number of states expanding demand response initiatives according to a 2006 Navigant Consulting report. Further evidence of upcoming expansion for demand response solutions is illustrated by a 2004 UtiliPoint International report that identified over 50% of U.S.-based utilities and 71% of Canadian-based utilities as planning on expanding their demand response initiatives. The report indicated that the primary drivers for expansion include cost reductions, reliability concerns and increased regulatory influence.

Our Smart Grid Solutions Group has long-term contracts from which we expect to receive estimated payments of approximately $41.8 million through 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Payments from Long-Term Contracts” and “Risk Factors—Risks Relating to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.”

Alternative Energy Resources Offerings

Our Alternative Energy Resources Group primarily provides VPC programs, first introduced in 2003, that allow electric utilities to outsource their peak energy management needs to us. Through our VPC contracts, we administer and oversee an electric utility’s entire program, from educating customers about the benefits of load control systems, to installing the solutions and measuring and verifying actual demand reduction. Our VPC programs offer a turnkey pay-for-performance service that provides the sale of peak load reduction capacity to utilities through long-term contracts. Pay-for-performance means that we enter into long-term contracts with utilities and are paid under each contract based on the amount of verifiable kilowatt hours of capacity that we provide. In addition, our Alternative Energy Resources Group also provides the same products and services offered pursuant to our VPC program, except on some occasions, we do not own the capacity and deliver it on a pay-for-performance basis. Our programs enable electric utilities to manage peak energy demand by reducing and shifting consumers’ energy usage. We have secured six VPC contracts, one each with PacifiCorp, San Diego Gas & Electric Company, Public Service Company of New Mexico and Pacific Gas and Electric Company and two with ISO New England Inc. These VPC contracts provide for the delivery of an aggregate of 362 megawatts of capacity during periods of peak energy demand. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Payments from Long-Term Contracts” and “Risk Factors—Risks Relating to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.”

Our VPC programs provide a more economical and environmentally friendly alternative to natural gas-fired power plants, which are currently utilized to manage peak energy demand. The installation and operation of our VPC programs are as much as 40% less expensive to an electric utility than building and operating a natural gas-fired power plant, based on our analysis and comparison of average costs published by the California Energy Commission, San Diego Gas and Electric and the Utility Consumers Advocate Network. Our programs also help utilities to avert emissions caused by these traditional plants and are as much as 90% less expensive than other forms of alternative energy such as solar, which require governmental subsidies in order to remain competitive. Our VPC programs provide utilities with a long-term and fixed-priced solution, in addition to environmental and other benefits.

Industry Overview

According to the Center for Smart Energy, the electric utility market is one of the largest industries in North America with estimated sales of $275 billion in 2005. Investment in generation, transmission and distribution assets required to meet electricity demand worldwide is expected to be $10 trillion between 2005 and 2030, according to the International Energy Agency.

Our market opportunity is created from various challenges facing the industry. We anticipate that over the next five to 15 years there will be large-scale adoption of clean energy solutions and expansion of existing systems. Based on data from the Electric Power Research Institute, this will represent over a 100% increase in the available demand response capacity in North America, with an increase from 20,000 megawatts in 2006 to over 45,000 megawatts. Based on data from the Electric Power Research Institute, demand response solutions alone represent utility spending of $4.2 billion annually.

Challenges Facing the Electric Utility Industry

Transmission and Distribution Constraints.    Under-investment in new transmission and distribution assets and increased demand for energy have resulted in an over-burdened electric grid, periodically preventing the movement of power to needed areas during peak times. In 2003, the Pacific Northwest National Laboratory reviewed the increasing gap between the growth of the transmission and distribution network and the growth of electricity demand across North America, forecasting growth in electricity demand of 20% from 1999 to 2009, but less than 5% growth in transmission capacity expansion during that same period. The study’s findings are depicted in the graph below:

According to the Federal Energy Regulatory Commission, major transmission constraints at 16 specific locations in the electric transmission system in the U.S. cost consumers approximately $700 million in electricity costs during the summers of 2000 and 2001. Many areas of the U.S. do not have enough transmission lines installed to distribute energy during periods of high electricity demand. The cost to remedy these constraints between 2004 and 2008 was approximately $28 billion according to the Edison Electric Institute. Furthermore, utilities often lack the requisite technology that allows them to monitor and manage power distribution efficiently.

Aging Infrastructure.    According to Harbor Research, Inc., there has not been any material capital investment in electricity transmission assets (power lines, transformers, etc.) in the past decade, and at least 60% of the current infrastructure needs to be replaced. The Electric Power Research Institute estimates that $50 billion to $100 billion will be required over the next 10 years to enhance the North American transmission and distribution grid to the levels required by the Energy Policy Act of 2005.

Insufficient Generation Assets.    According to the Energy Information Administration, 281,000 megawatts of new power-generating capacity will be needed by 2025 to meet the growing demand for electricity in the U.S. This is equivalent to 937 new power plants, each capable of producing 300 megawatts of electricity.

High and Volatile Fuel Prices.    Electric utilities generally use natural gas-fired power plants to meet peak energy demand needs. According to the American Gas Foundation, a decrease in the overall natural gas supply has resulted in considerable price volatility. Natural gas prices have ranged from a high of approximately $13.00 per million British thermal units, or mmBtu, to a low of approximately $5.00 per mmBtu since 2004. Electric utilities have sought to diversify the sources of the electricity that they provide to their consumers in an effort to manage their exposure to the higher fuel costs of natural gas, while at the same time preserving their ability to serve periods of peak energy demand.

Environmental and Regulatory Concerns.    U.S. federal and state governments have enacted legislation aimed at reducing emissions associated with electric power generation and mandating the use of renewable sources of power. Some U.S. states are also voluntarily shifting their energy generation portfolio from fossil fuels to alternative energy resources under renewable portfolio standards, or RPS, that mandate the use of renewable technologies. For example, Connecticut and California have mandated increasing the usage of renewable technologies by 10% and 33% by 2010 and 2020, respectively. Significant capital expenditures will be required to meet RPS and federal standards. In addition, in some states, such as Utah and California, where we currently own and operate VPC programs, our programs are considered to be operating reserves that grid operators can call upon when contingencies (plant or transmission outages) occur. This dispatchable capacity also allows utilities to meet reserve requirements required by the North America Electricity Reliability Council without any environmental impact.

The Growing Clean Energy Sector

The clean energy sector has evolved in direct response to the needs of electric utilities to pursue alternative forms of energy and to better manage the production and consumption of electricity in light of the challenges described above. We define this sector, with estimated accumulated revenues of $300 billion between 2005 and 2010, as being comprised of three segments: alternative energy resources, smart grid technology and conservation. We currently provide solutions in each of these three segments.

Currently, our most significant participation in the clean energy sector is through the implementation of demand response resources within the alternative energy resources and smart grid technology segments. Electric Power Research Institute has estimated that the annual spending for demand response solutions alone is over $4 billion. Beginning in 2003, the introduction of our VPC programs provided us a new and emerging market opportunity within the alternative energy resources segment. We believe that VPC programs currently represent less than 1% of the total spending within the segment, although we believe that utilization of them will expand. We estimate that the total clean energy market in which we participate is $6.9 billion annually.

Alternative Energy Resources refers to alternatives to fossil fuel-based methods of providing electricity, including demand response and other resources that do not create harmful emissions. Historically, this segment has consisted of renewable energy resources such as wind and solar. In 2005, $23 billion was invested globally in renewable products and services, which is expected to grow to $100 billion by 2015. More recently, the alternative energy resources segment has expanded to include the provision of electric capacity by third parties through the implementation of outsourced demand response programs, which we define as the VPC market. The VPC market is in its infancy stage of development, but we believe that it has the potential for substantial short- and long-term growth. We estimate that the total potential addressable VPC market in the U.S. is approximately 58,850 megawatts of residential capacity based on the total installed capacity of air compressors in 2005, or over $1.3 billion annually assuming, as an example, a rate of $60 per kilowatt per year. Of this potential market, existing utility-managed demand response programs currently deliver approximately 8,970 megawatts through at least 234 programs in the U.S. These systems could be outsourced to a third-party operator such as us in the form of a brownfield VPC program wherein we, as a third party, would acquire the existing demand response program.

Smart Grid Technology refers to the application of advanced technology, including wireless communications, for managing electricity production, distribution and consumption over a transmission and distribution network. More specifically, it refers to the use of hardware devices, software, electronics and advanced materials to modernize and optimize the electricity infrastructure for electric power delivery. The Center for Smart Energy estimates the worldwide grid infrastructure market reached $81 billion in 2005, of which $45 billion, or 56%, consisted of Smart Grid products. In North America, the Smart Grid market was approximately $2 billion in 2005, with growth forecasted above the worldwide average of 5% per year. A key component of Smart Grid solutions is demand response in which technology is used to optimize the purchase and delivery of energy by managing demand during peak periods. Recent Department of Energy and Federal Energy Regulatory Commission reports estimate that current demand response levels maintain approximately 2% to 3% of the system peak, or nearly 20,500 megawatts of capacity. The Electric Power Research Institute estimates that utilization of demand response resources could increase to 45,000 megawatts through increased penetration of programs and additional product and service offerings. Based on data from the Electric Power Research Institute, demand response solutions alone represent utility spending of $4.2 billion annually.

Conservation refers to the economic practice of reducing the use of energy. Energy efficiency and electricity conservation are achieved through utilizing programmable thermostats, installing insulation and using more efficient lighting, motors and electrical equipment, all of which reduce consumption and help reduce peak energy demand. According to the Department of Energy and Environmental Protection Agency National Action Plan for Energy Efficiency, this market was estimated to be approximately $1.4 billion in 2003.

The Comverge Solution

Our Smart Grid Solutions Group and Alternative Energy Resources Group enable electric utilities to address many of the challenges facing them today by providing the following benefits:

Reduced Capital Expenditures and Operating Costs for Electric Utilities.    We reduce electric utilities’ capital expenditures and costs for electric transmission and distribution. Our solutions can be directly substituted for new power generation facilities that would otherwise be built for peak periods of electricity demand. Our Smart Grid solutions require significantly less short-term capital expenditures by utilities than a natural gas-fired power plant, and our alternative energy solutions require no capital expenditures on the part of electric utilities. In addition, our solutions avoid long construction periods resulting from siting, permitting and other environmental issues. A typical natural gas-fired power plant will take 30 to 36 months to site, permit and construct, whereas our solution begins to provide a benefit immediately. With respect to transmission and distribution, our Smart Grid systems can be utilized in specific locations to address local transmission and distribution constraints, thereby reducing the need for transmission and distribution infrastructure capital expenditures. Utilities that use our Smart Grid solutions can reduce operating costs, which results in savings that can be passed along to the end customer. For example, the Electric Power Research Institute estimates that by shifting 2.5% of the peak load demand, California utilities could achieve a 24% reduction in the wholesale price of electricity.

Improved System Reliability.    Our clean energy solutions enhance the reliability of the electric grid by providing the ability to reduce power consumption in specific distribution areas during peak energy demand and emergency conditions, thereby relieving strain on aging infrastructure. This results in fewer brownouts, blackouts and local service interruptions. In addition, through our VPC programs, we provide electric utilities with scalable capacity and the ability to target transmission and distribution constrained areas, thereby eliminating or delaying expensive upgrades. With a more reliable system, utilities incur fewer costs to support emergency maintenance and customer care issues.

Cost Savings for Electricity Consumers.    Certain of our solutions enable residential, commercial and industrial consumers to receive time-of-use electricity price signals, thereby allowing them to optimize electricity use with the costs to purchase such electricity. Consumers who deploy our solutions can realize cost savings on their electric bills by using less energy, particularly during peak periods when prices are the highest. The largest such system in North America is the Good Cents Select Program operated by Gulf Power Company, Inc., a Southern Company utility located in Pensacola, Florida. Currently, Gulf Power has approximately 8,100 participants in the Good Cents Select Program representing 3.0% of their customer base. This system is anticipated to provide approximately 100 megawatts of capacity (which is equivalent to providing electricity for 100,000 homes) through customer choice by implementing a price responsive solution. Our Maingate Home product automatically curtails high-energy consumption devices based on pricing signals and customer programming.

Increased Operational Flexibility for Utilities.    Our VPC programs become operational, or ramp up, much more rapidly than natural gas-fired power plants. In contrast to utilizing a peaking plant, which generally requires up to 30 minutes to ramp-up, our clean energy solutions require less than five minutes to reduce and shift the amount of energy consumption when the electricity demand is at a peak. In addition, our technology enables devices to be controlled both individually and in clusters, thereby allowing those devices to be operated at the time and location (i.e., at a substation, circuit or feeder) as specifically required by a utility due to locational constraints and/or emergency conditions.

Conservation and Clean Energy Solutions Create a Positive Environmental Impact.    Certain of our Smart Grid solutions and enrollment in our VPC programs allow consumers to conserve electricity by intelligently controlling overall consumption. Our demand response offerings provide electric utilities with very similar functionality to a natural gas-fired power plant while also providing one of the cleanest alternatives in the clean energy spectrum. By reducing electricity demand during peak times, our VPC programs also have the potential to displace older, inefficient peaking power plants and can reduce the operating time of intermediate plants. By substituting our VPC programs for new natural gas-fired power generation facilities, utilities are able to conserve electricity and reduce various greenhouse gases and pollutants.

Enable Electric Utilities to Meet Regulatory Mandates.    The Energy Policy Act of 2005 established as the official policy of the U.S. the encouragement of states to coordinate, on a regional basis, state energy policies to provide reliable and affordable demand response services to the public. The act mandates the Federal Energy Regulatory Commission and the Department of Energy to provide detailed assessments and recommendations for demand response initiatives by 2007. These federal agencies have in turn required state regulatory agencies to make assessments and evaluate their own demand response policies. We are working closely with state regulators and electric utility providers to formulate and coordinate effective demand response solutions. For example, in 2004 we were awarded two contracts by ISO New England Inc. to own and operate a demand response system in order to help relieve severe transmission and distribution congestion in Southwest Connecticut. Leveraging this success, we are currently working with the Connecticut Department of Public Utility Control and two investor-owned utilities to design and implement demand response programs that will complement the ISO New England Inc. program. In a December 2005 order, the department, specifically naming Comverge, ordered the investor-owned utilities to work with us.

Comverge Competitive Strengths

Compelling Value Proposition to Electric Utilities and Consumers.    For electric utilities, we offer an attractive solution that provides electric capacity that is as much as 40% less expensive to build and operate than a natural gas-fired power plant. Our solution is also as much as 90% less expensive than other forms of alternative energy such as solar, which require governmental subsidies in order to remain competitive. We create additional value for utilities by reducing peak time power spikes and improving grid reliability. Our technology also provides residential, commercial and industrial consumers with the ability to conserve energy and reduce their electricity costs.

A Market Leader in the Clean Energy Sector.    From inception through December 31, 2006, we have delivered residential demand response equipment with an equivalent capacity of approximately 6,000 megawatts, which is enough to provide electricity for six million homes and constitutes approximately 5% of the market. Based on public requests for proposals awarded and other market data regarding residential demand response systems, we believe that we supplied 60%, or approximately 160 megawatts, of the residential and small commercial demand response equipment shipped in North America in 2005. Furthermore, we believe that we are the only provider of residential VPC programs to electric utilities, with contracted capacity of 362 megawatts.

First-Mover Advantage in VPC Programs.    We are the first company to provide residential VPC programs to electric utilities. We believe that we are the only provider of these outsourced programs across all customer classes, including residential, commercial and industrial. Currently, five electric utility customers participate in six of our VPC programs. To date, we have attained 32% residential customer participation in our VPC program with PacifiCorp, 8% residential customer penetration in the San Diego Gas and Electric VPC program and 8% residential customer participation in the ISO-New England Inc. VPC program. Overall, we have attained 7% commercial customer participation in all VPC programs as of December 31, 2006. We are aware of only one other provider of outsourced programs to large commercial and industrial customers of electric utilities. Our first-mover advantage has been accomplished by leveraging our experience with our broad demand response customer base. We believe that we are the only company that has been successful implementing and simultaneously operating multiple programs nationwide. As a result, we have gained significant operational expertise in program implementation, measurement and verification, and customer service, which has provided us a distinct competitive advantage.

Ability to Address Large and Growing Clean Energy Market Opportunity.    Our products and services that increase available electric capacity through reduced energy consumption are broadly deployed and provide an immediate solution to electric utilities on a cost-effective, non-subsidized, environmentally-friendly basis. We have one of the broadest arrays of solutions, based on state-of-the-art technology, that enable us to address the needs of all three segments of the growing clean energy sector. A large market opportunity remains within North America in which to expand our products and services based on an UtiliPoint International report identifying that over 50% of U.S. utilities and 71% of Canadian utilities are planning on expanding their demand response initiatives. As a result, we believe that we are well-positioned to capture a significant portion of the large and growing clean energy sector. We believe that our total addressable market in the clean energy sector is approximately $6.9 billion annually.

Long-Term Contracts Provide Significant Recurring Revenues.    We have a variety of long-term contracts in both of our operating groups, including contracts for equipment sales, services and VPC programs. These contracts range from three to 20 years and provide us a stable and growing source of recurring revenues. Revenues derived from long-term contracts have become a larger portion of our business, growing from 30% in 2004 to 65% in 2006. These contracts have usual and customary provisions that allow us or our utility customers to terminate them for cause, and some contracts allow our utility customers to terminate them for convenience, however, no customers have terminated their contracts to date.

Large and Established Customer Base.    Since inception, we have developed a customer base of over 500 electric utilities and energy service companies, including Austin Energy, Duke Energy Corporation, Gulf Power Company, Inc., PacifiCorp and San Diego Gas & Electric Company. In 2006, our top ten customers accounted for 78% of our consolidated revenues. Our proven technology and long-standing relationships with our customers allow us to identify customer needs and accordingly, to provide new products and services, which include our six VPC programs. We have been able to maintain and grow this customer base, and, in turn, have generated a reliable source of annual revenues.

Strong Strategic Alliances Create Multiple Channels to the Market.    We have strategic supply agreements and product development and marketing alliances with several industry-leading companies, including Air Products and Chemicals, Inc., Cellnet Technology, Inc., Current Communications Group, LLC, Itron, Inc., Landis+Gyr, Inc. and the White-Rodgers division of Emerson Electric Co. Through these relationships, we combine our products and services with the offerings of these companies. As a result, we are able to increase our sales and expand our distribution channels within the clean energy sector.

Synergies Between our Groups.    We are a vertically integrated clean energy solutions provider. We develop, manufacture and sell our products directly to our electric utilities or, in the alternative, deploy them for the benefit of electric utilities on an outsourced basis through our VPC programs in consideration of payments by utilities to us for available capacity. Our Alternative Energy Resources Group is able to take advantage of the industry experience, technical expertise and customer relationships developed by our Smart Grid Solutions Group since inception. We leverage this experience to provide a more comprehensive, cost-effective and beneficial product to our utility customers. In return, our Alternative Energy Resources Group provides volume sales and real-time product feedback to our Smart Grid Solutions Group, which facilitates product innovation and cost savings.

Experienced Senior Management Team.    Our senior management team has an average of 22 years of relevant experience, representing a broad and complementary set of skills. The team has extensive experience in leading both start-up and mature public companies. In addition, our team has strong working relationships with participants in the energy sector that we leverage for the benefit of our business units.

Comverge Strategy

We intend to continue to grow and expand our position in the clean energy sector by pursuing the following strategic objectives:

Increase Market Penetration.    We intend to further penetrate the clean energy sector by:

•	identifying the needs of, and providing additional products and services to, new and existing customers;

•	securing additional long-term contracts as a growing proportion of our revenues;

•	effectively matching product innovations with the future needs of our customers; and

•	expanding the scope of our offerings to include additional commercial and industrial demand response offerings, conservation, energy efficiency solutions and other clean energy alternatives.

Expand the Market for our Clean Energy Solutions.    We intend to increase awareness, acceptance and utilization of VPC programs in order to secure additional long-term contracts with existing and future customers by:

•	marketing to and educating existing and prospective customers, consumer advocates, consultants and industry experts about the benefits of demand response and VPC programs; and

•

working in cooperation with utilities, state regulators and local, state and federal governmental agencies, such as the Department of Energy, the Environmental Protection Agency and the Federal Energy Regulatory Commission, to obtain rate treatment similar to supply-side resources, such that electric utilities are allowed to gain a rate of return on the capital invested in demand response resources.

Develop New Distribution Channels Through Strategic Alliances.    We are focused on expanding our current strategic alliances and identifying new strategic relationships. We intend to leverage these relationships to achieve greater adoption of our products by, and bring new products to market for, our electric utility customers through bundled offerings.

Continue to be an Innovative Leader in our Markets.    We will continue to invest in research and development efforts in both of our operating groups and capture operational and technical knowledge gained from the deployment of our VPC programs. This will enable us to develop new and innovative solutions to better serve our existing electric utility customer base and to appeal to new customers. We believe that this investment will allow us to realize new revenue opportunities and decrease our operating costs, thereby enabling us to remain competitive and to maintain our leading market position.

Pursue Targeted Strategic Opportunities.    We intend to make selected investments and pursue acquisitions to strengthen our competitive position in the clean energy sector. This sector is comprised of a number of companies with niche offerings or customer relationships, which provide attractive acquisition opportunities. Other opportunities may include acquisitions of alternative energy companies that could benefit from our development expertise in outsourced programs.

Products and Services

Smart Grid Solutions Group

Our Smart Grid Solutions Group offers a broad range of products from basic one-way load control switches to technologically sophisticated smart thermostats and comprehensive two-way data collection and control systems, as illustrated in the chart below. The typical sale by our Smart Grid Solutions Group involves both hardware and software. We provide the hardware that is installed at a utility’s residential or business customer location on high-energy consumption equipment, such as central air conditioning. Our software applications send wireless messages to manage and control our hardware. Upon receiving the messages, our hardware, in turn, reduces the length of time the equipment operates, thereby making electric capacity available to the utility. Our advanced metering products consist of our hardware that is installed at a utility’s residential or business customer’s electric meter. These devices collect information from the meter and transmit it through a software application where it is then stored on servers. This information is used by the utility to manage electricity consumption, analyze usage trends and generate billing information.

The sales arrangement is usually either an upfront or multi-year sale of hardware and the grant of a software license, coupled with a software maintenance and support agreement. The maintenance and support agreement typically provides annual recurring maintenance and support fees of 20% of the software price. We have entered into various contracts with Smart Grid customers, and we expect payments from these contracts of approximately $41.8 million through 2016.

The products offered by our Smart Grid Solutions Group address the entire range of the Smart Grid market because our products include one- and two-way devices and virtually every communications mode, including wireless internet, VHF paging, telephone, broadband cable and cellular. We believe that we have provided approximately 50% of the current operational base of residential demand response equipment in the U.S. We hold over 15 patents for our technologies, including high-speed two-way data communications, data compression techniques for cellular digital communications, outage detection and load management technology, among others. The following summarizes the products offered by our Smart Grid Solutions Group:

•	Load Management Solutions: offered to residential customers who are typically on a fixed rate from the utility.

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Digital Control Unit:    intelligent, microprocessor-driven solution for load management control; installed on large energy-consuming devices (such as central air conditioners and hot water heaters) and controls the cycling and operation of the device according to the needs of the electric utility.

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SuperStat:    advanced, programmable thermostat solution with embedded communications to control the air conditioning and heating load; provides advanced features for price response, customer interface and information display, advanced programming and communications with additional appliances. The SuperStat product may also be used in conjunction with the Maingate Home system (listed below).

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PowerCAMP Load Management Software:    software application used to manage, operate and maintain the load management devices; supports the digital control unit, SuperStat, Digital Capacitor Control and Service Reconnect/Disconnect product lines.

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Advanced Meter Reading Systems:    offered to residential and small commercial customers that are on a time-of-use rate system and also used for frequent meter reading by large commercial and industrial customers.

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Maingate Home:    integrated advanced meter reading and load management solution developed for the growing need of advanced metering initiative; integrates all advanced meter reading functions, load management functions and control of additional appliances into a single gateway located at the home. The SuperStat product described above may also be used in conjunction with the Maingate Home system.

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Maingate Commercial and Industrial:    embedded and retrofit advanced meter reading solution using digital cellular communications installed on high-revenue accounts (commercial & industrial) for electric utility billing and load analysis; designed as a maintenance-free solution providing remote diagnostics and maintenance of the gateway without site visits while providing a communications solution for every major metering software platform available in the marketplace and interfaces with every major cellular provider in North America.

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PowerCAMP Metering Software:    Comverge-developed metering and analysis software package used to collect, manage and analyze the use of energy; interfaces with billing and other backoffice applications as needed by the electric utility; supports the Maingate Home, Maingate Multi and Maingate commercial and industrial product lines.

•	Virtual SCADA Systems: offered to electric utilities to monitor and control distribution equipment and systems such as substations, grid equipment and remote generators.

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Digital Capacitor Control:    designed to remotely operate capacitors located on an electric utility’s distribution grid as and when the electric utility needs them operated for power factor correction and voltage stabilization, thereby increasing the efficiency of energy delivery to the end consumers.

➢	Service Reconnect/Disconnect: removes electric power from a customer when required by the electric utility due to slow/no-pay customers or move-in/out customers.

➢	6DiNET eSS: provides an intelligent gateway for integration with large commercial and industrial energy management systems, generation control systems and various other field networks.

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PowerCAMP Real-Time Software:    integrated software application designed to display, manage and control remote assets configured with the 6DiNET eSS; real-time data flow can be achieved from thousands of field devices without degrading the performance of the utility SCADA system that was not originally designed for these networks.

Alternative Energy Resources Group

Our Alternative Energy Resources Group primarily offers VPC programs to electric utilities pursuant to which we provide capacity, on a pay-for-performance basis, through long-term contracts. Pay-for-performance means that we enter into long-term contracts with utilities and are paid under each contract based on the amount of verifiable kilowatt hours of capacity that we provide. In addition, our Alternative Energy Resources Group provides the same products and services offered pursuant to our VPC program, except on some occasions, we do not own the capacity and deliver it on a pay-for-performance basis. Under our VPC programs, we own and operate the entire load management system. The Alternative Energy Resources Group mainly provides complete multi-year energy outsourced solutions, which generate recurring revenues. This is accomplished by bundling several products and services to provide utilities with a single solution offering.

Traditionally, utilities developed and built their own load management systems by separately managing all of the inherent component products and services. Our VPC programs provide our utility customers with the ability to outsource their load management needs on a pay-for-performance basis. To provide the required peak load reduction, we work with our utility customers to recruit, compensate, retain and service residential, small and large commercial, and industrial electricity consumers. We incur all costs associated with recruiting participants in our VPC programs, and we recognize such costs when incurred as a selling expense. We use a multi-channel approach to recruiting that includes direct mail and web enrollments, bill and free-standing inserts, newspaper, radio and billboard advertising and face-to-face marketing to commercial and industrial participants. Participants are compensated to enroll in a VPC program and are retained through various monetary and environmental incentives. These incentives include minimal cash payments for participation in the program or the issuance of tradable “green” certificates, both of which acknowledge the role the participant is playing in the environment and energy conservation. These incentives can be paid either by us or our utility customers. If we pay the incentives, the costs are included in our cost of sales. We service our participants via our call center or via a third-party call center. Our call center is scalable and can ramp up or down based on seasonal needs or the launch of a new program. Our call center has trained representatives who handle questions from prospective and existing participants about all aspects of the load control program, including enrollment questions, program details, installation scheduling and post-installation servicing.

The participants who elect to participate in our VPC programs agree to allow us to install our products in their homes in order to decrease energy usage of certain appliances, such as their central air conditioner, electric water heater, irrigation pump or pool pump, during short periods of peak energy demand. These devices are controlled remotely by using our digital control units or SuperStats, coupled with a communication system and our load management system software. We, in return, receive payment for this capacity from the utility under our existing contract with the utility.

Ultimately, the utility is provided with the ability to directly implement, through a website for example, its desired demand reduction at times of its choosing, within the overall contractual constraints (typically, a maximum of 100 hours per year and no more than four hours per day, excluding weekends and holidays), and we provide all of the back-office support for installation, operation and maintenance of our VPC programs for reliability.

Our VPC programs are illustrated in the schematic on the next page. The schematic depicts the deployment of a VPC program. As illustrated, traditional generation sources (1) provide electricity to commercial and industrial (2) and residential (3) energy consumers. Through the VPC program, equipment (developed and supplied by the Smart Grid Solutions Group) is deployed on the large energy consuming devices such as air compressors, large process pumps and industrial processes. Control of the equipment is accomplished by sending signals to the control equipment using cellular (4) and paging (5) networks. In some cases, the cellular network is utilized for data collection and measurement and verification. The communication networks are operated from software systems (located at (6)) and redundant data center facilities (6). Using the internet and the applications operating at the data centers, our internal staff and strategic vendors conduct many professional services (7) to fulfill contractual requirements, ensure reliability and meet the operational requirements required of our customers.

Marketing & Enrollment
Workflow Management
Measurement & Verification
Project Management
7 Virtual Peaking Capacity Professional Services
Network Operations
Call Center & Support
Installation & Maintenance
Dispatch Software
Large Process Loads & Metering
Communicating Smart Thermostats
Measurement & Verification Systems
Internet
1 Traditional Generation
3 Residential Energy Consumers
2 Commercial & Industrial Consumers
Residential Energy Loads
5 Paging Network
4 Cellular Network
Atlanta Datacenter
Santa Clara Datacenter
6
2-Way Cellular
1-Way Paging
Generation, Large Process Loads & Metering

As a representative example of the operation of a VPC program, please refer to the graphic below. This graphic illustrates the effect of the VPC program on reducing and shifting the overall load in Southwestern Connecticut compared to the estimated load as forecasted by the Southwestern Connecticut Power Pool. The estimates are derived from temperature, humidity and other weather models, customer usage on previous days and other historical data used for the purposes of forecasting the energy demand and planning the delivery of energy. In addition, this graphic illustrates the locational marginal price for energy during the day. The locational marginal price is an accurate valuation of the price of energy at the location on the grid from which it is being consumed. The locational marginal price is calculated based on the cost to produce and deliver energy to that point on the grid and accounts for fuel and congestion costs. The effect that is illustrated below is a distinct reduction of the electricity demand from forecast during a period where the locational marginal price was over $1,000 per megawatt hour. The Comverge VPC was operated at its full capacity of 60 megawatts for over three hours.

We operate our VPC programs through long-term, fixed price contracts with our utility customers, which make periodic payments to us based on estimates of the amount of electric capacity that we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. The estimated load reduction is mutually negotiated with the utility and is based on our past experience in differing geographical locations utilizing various cycling strategies. During contract negotiations or in the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. During each succeeding contract year, estimated capacity is the available capacity from the previous year. A contract year generally begins at the end of a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts generally runs from June 1 to August 31, and the contract year for this agreement begins on September 1 and ends on August 31. During our fourth calendar quarter, we and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. Measurement and verification tests are necessary because our hardware installed at participant locations to control energy usage of selected appliances are one-way devices that are programmed to receive and respond to a wireless signal initiated by our software and transmitted over a public or private network but does not send a confirmation. Therefore, there is no verification that any certain device received a signal or properly executed its command. Because thousands of devices are subject to control in typical VPC programs, it is not economical to verify that each device is functioning properly. For this reason, a methodology has been developed that verifies the reduction of energy usage, measured in kilowatts, for a statistical sample of devices with an accepted utility confidence level generally of 90% or greater. This methodology is widely accepted in the industry. We refer to this process that measures and verifies capacity as our available capacity.

Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time the measurement and verification tests are conducted, which, in turn, depends on factors beyond our control, such as temperature and humidity and the time of day and the day of the week the measurement and verification tests are performed. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer. We refer to this process that results in a final settlement as a true-up.

For example, if, for any contract year, the contract capacity price is $80 per kilowatt year and the estimated capacity is 100,000 kilowatts, the electric utility customer would make periodic proxy payments to us of $8 million in the aggregate. If following the measurement and verification test, the available capacity was determined to be 105,000 kilowatts, or 5,000 kilowatts greater than the estimated capacity, an additional true-up payment of $400,000 would be owed to us by the utility. On the other hand, if the available capacity was determined to be 95,000 kilowatts, we would owe the utility a true-up refund of $400,000. In addition, the estimated capacity for the next contract year would be set at a factor of either 1.05 or 0.95, as the case may be. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition for the Alternative Energy Resources Group” for a discussion of our revenue recognition policies relating to our VPC contracts.

Our VPC programs can be offered to utilities, either through the development of a new system (known as a greenfield), the acquisition and enhancement of an existing demand response system previously operated by the utility (a brownfield), or a combination of both. In addition to the 362 megawatts of potential capacity under our greenfield systems with PacifiCorp, San Diego Gas & Electric Company, Public Service Company of New Mexico, Pacific Gas and Electric Company and ISO New England Inc., our Alternative Energy Resources Group also owns a 60 megawatt brownfield VPC system in Houston, Texas, for a total capacity of 422 megawatts. We acquired the VPC system in Houston from Reliant Energy in 2002 and operated it until 2004 by marketing it to private energy marketers trying to penetrate the Texas retail electricity market. After deregulation, it was expected that 40% of electricity consumers would switch from investor-owned utilities to private energy providers, but by 2004, only about 5% had switched. As a result, we were not able to sign up enough participants to operate the program profitably and thus, suspended the program in 2004. The infrastructure, capable of delivering about 60 megawatts of capacity, remains in place, and we are waiting for development of a market structure that would justify restarting the program.

Separate from our VPC program, utilities can contract with us for load control program design, build-out and operation services, while retaining ownership of the underlying assets. Our load control programs are targeted for utilities not only needing to purchase capacity but also wanting to own the underlying load management system.

See our Notes to Consolidated Financial Statements included in this prospectus for a description of revenue and net loss by segment for each of the years ended December 31, 2004, 2005 and 2006.

Marketing and Sales

Our North American sales and development team consists of a Senior Vice President of Sales, four regional sales directors, a Vice President of Business Development and three regional developers. Each of the sales directors is responsible for both major accounts and geographically located manufacturer representatives who sell our products on a commission basis. Each regional director is responsible for the development, analysis and strategic value optimization of our VPC programs to electric utilities, including working with state regulators, consumer advocacy groups and electric utilities.

The strategic alliance and marketing role includes competitive analysis, promotion, placement, pricing and product requirements. The marketing function is a bridge between sales and engineering and is the primary representative on product development teams. The marketing function also establishes a common message for the direct sales force and manufacturer representatives. This team consists of four individuals and provides pre-sales support, manages sales programs requiring ongoing technical expertise, and is responsible for all proposal activity.

Customers

We have an established customer base of over 500 utility and other energy service providers located across North America in both regulated and deregulated jurisdictions. Our customers represent municipal and cooperative electric utilities, with 65% of the largest utility companies in North America, which each have over 100,000 consumers, constituting our customers. These largest electricity providers deliver electricity to 80% of the consumers in North America. For example, our customers include large investor-owned utilities, independent system operators (which are regional entities that monitor and control a regional electric grid), electric cooperatives, municipalities, energy service companies and military bases, including energy providers such as Austin Energy, Duke Energy Corporation, FirstEnergy Corp., Georgia Power, Gulf Power Company, Inc., ISO New England Inc., Louisville Gas and Electric Company, PacifiCorp, PPL Corporation, Progress Energy, Inc., Public Service Electric and Gas Company, San Diego Gas & Electric Company and Southern California Edison. In 2006, our top ten customers accounted for 78% of our consolidated revenues.

Between January 1, 2005 and December 31, 2006, approximately 230 companies purchased products or services from us, with 83% being repeat customers. As of February 28, 2007, our Alternative Energy Resources Group had six VPC contracts, one each with PacifiCorp, San Diego Gas & Electric Company, Public Service Company of New Mexico and Pacific Gas and Electric Company and two with ISO New England Inc. In addition, our Smart Grid Solutions Group has several long-term product and service contracts with utilities, including Austin Energy, Great River Energy and Gulf Power Company, Inc. For the fiscal year ended December 31, 2006, two of these customers accounted for more than 10% of our total consolidated sales: ISO New England Inc. (28%) and PacifiCorp (16%).

Strategic Alliances

We have developed strong alliances with the following entities, and are on active development paths to complete integrated products and services with each alliance for delivery to the market:

•	Air Products and Chemicals, Inc. (one of our stockholders): developing business models to jointly recruit large commercial and industrial customers of Air Products as participants in VPC programs;

•	Cellnet Technology, Inc.: delivering demand response technology on an advanced metering initiative network;

•	Current Communications Group, LLC: delivering demand response technology on broadband over power line network;

•	Itron, Inc.: delivering demand response technology on an advanced metering initiative network;

•	Landis+Gyr, Inc.: developing and supplying integrated communications modules for commercial and industrial meters; and

•	The White-Rodgers division of Emerson Electric Co. (one of our stockholders): delivering thermostat technology and supply chain logistics.

Manufacturing

We outsource all of our product manufacturing operations, as managed through our Atlanta office. A domestic contract manufacturer is responsible for a majority of our current production requirements. As a result of our growth, we have selected an additional contract manufacturer that has facilities offshore. This new contract manufacturer will complement our existing supply chain effort and will help support our plans for continual cost reductions, quality improvement and diversification of supply risk.

Standard surface mount technologies are designed by our engineers and can be produced on a wide variety of manufacturing equipment, thereby allowing competitive bidding from contract manufacturers. We manage all bills of materials and approved vendor lists and provide the contract manufacturers with design change notices. We have dedicated test engineers who design all product test systems, write custom software for product tests and monitor product quality and yields. Quality data is collected electronically and utilized by our design engineers for continuous product improvement and by the contract manufacturer for improvement of key manufacturing processes. Quality control tests are performed on a statistically significant portion of all outgoing orders to ensure compliance to specifications and corrective action techniques are employed to permanently resolve issues.

Our supply chain team in Atlanta has over 50 years of combined experience in manufacturing and quality processes, with training from industry leaders such as Scientific Atlanta, Inc. and Motorola, Inc. This experience has allowed us to manufacture products of very high quality levels and meet or exceed customer delivery expectations.

Competition

The clean energy sector is highly competitive. We face competition from traditional clean energy providers, advanced metering initiative equipment and service providers, and supply-side independent power producers. Our principal competitors and the areas in which they compete with us are:

•	Cooper Power Systems, Inc. (through its Cannon Technologies, Inc. subsidiary)—provides load management, automatic metering and SCADA products to the utility customer base;

•	Corporate Systems Engineering—provides load management products to the utility customer base;

•	EnerNOC, Inc.—provides load management services to commercial and industrial customers for the purposes of participating in independent system operator demand response and related programs;

•	ESCO Technologies, Inc. (through its DCSI Division)—provides load management, automatic metering and SCADA products to the utility customer base;

•	GoodCents Solutions, Inc.—provides customer enrollment, marketing and installation services to the utility customer base;

•	Honeywell International, Inc. (and its subsidiary, Honeywell Utilities Solutions)—provides customer enrollment, marketing and installation servers to the utility customer base;

•	Hunt Technologies, Inc.—provides load management and automatic metering to the utility customer base;

•	Regency Technologies, Inc.—provides load management products to the utility customer base;

•	SmartSynch Inc.—provides automatic metering systems to the utility customer base; and

•	Trilliant Group, Inc.—provides load management and automatic metering to the utility customer base.

In addition, some traditional providers of advanced meter reading products, such as Itron, Inc. and ESCO Technologies, Inc. (through its DCSI Division), have added, or have announced their intention to add, or may add, demand response products and services to their existing business. We also compete against traditional supply-side resources such as natural gas-fired peaking plants as well as independent power producers. Electric utilities could also offer their own demand response solutions, which would decrease our base of potential customers and could decrease our revenues and profitability.

Our Smart Grid Solutions Group has a competitive advantage by being able to offer a full range of products in the Smart Grid market because they include one- and two-way devices and virtually every communications mode. In addition, we are the first and only company to provide residential VPC programs to electric utilities and across all customer classes, including residential, commercial and industrial. This has been accomplished by leveraging our experience with our broad demand response customer base. As a result, we have gained significant operational expertise in technology program implementation, measurement and verification, and customer service, which has provided us a distinct competitive advantage.

However, some advanced metering initiative service providers are substantially larger and better capitalized than us and have the ability to combine advanced meter reading and demand response products into an integrated offering to a large existing customer base. In addition, the target market for our VPC programs has been composed largely of “early adopters,” or customers who have sought out new technologies and services. Larger competitors could focus their substantial financial resources to develop a competing business model that may be more attractive to potential customers than what we offer. In addition, because of the other services that our competitors provide, they may choose to offer clean energy services as part of a bundle that includes other products, such as residential advanced meter reading and automated invoicing, which we do not offer.

History and Development of the Business

The origin of our business began at divisions of Scientific Atlanta, Inc. and Lucent Technologies Inc. in 1974 and 1991, respectively. In 1992, Acorn Factor created its Powercom Division to develop advanced meter reading, electric utility data management and analysis and load management solutions. Comverge, Inc. was organized in 1997 as a Delaware corporation by Acorn Factor, and we evolved to our present state of operations through the acquisitions of the Utility Solutions Division of Lucent Technologies Inc. in 1997 and the organization of Comverge Control Systems, Ltd. in 1998 as our wholly-owned subsidiary to receive the assets of Powercom, followed by the acquisition of the Controls System Division of Scientific Atlanta, Inc. in 1999. In 2002, we made the strategic decision to develop, own and operate load management systems on an outsourced basis for the benefit of our utility customers. We named this offering Virtual Peaking Capacity and created our Alternative Energy Resources Group in 2005 to expand our VPC programs throughout North America. In 2003, we acquired the intellectual property, operating assets and customers of Sixth Dimension, Inc. In 2007, we organized Alternative Energy Resources, Inc. as a wholly-owned subsidiary and assigned to it all of our VPC contracts previously entered into by us. It now conducts the operations of our Alternative Energy Resources Group. Comverge Control Systems, Ltd. and Alternative Energy Resources, Inc. are currently our only two active operating subsidiaries.

Payments from Long-Term Contracts

Payments from long-term contracts represent our estimate of total payments that we expect to receive under long-term agreements with seven of our utility customers in our Smart Grid Solutions Group and our Alternative Energy Resources Group. As of February 28, 2007, we estimated that our total payments to be received through 2016 were approximately $201.4 million. Of this amount, we expect payments of $159.6 million from our VPC contracts and $41.8 million from our Smart Grid Solutions Group’s contracts.

These estimates of payments from long-term contracts are forward-looking statements based on the contractual terms and conditions. In management’s view, such information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and to the best of management’s knowledge and belief, presents the assumptions and considerations on which we base our belief that we can receive such payments. However, this information should not be relied upon as being necessarily indicative of actual future results, and readers of this prospectus should not place undue reliance on this information. Any differences among these assumptions, other factors and our actual experiences may result in actual payments in future periods significantly differing from management’s current estimates of payments allowed under the long-term contracts and our actual experiences may result in actual payments collected being significantly lower than current estimates. See “Risk Factors—Risks Related to Our Business—We may not receive the payments anticipated by our long-term contracts and recognize revenues from our backlog, and comparisons of period-to-period estimates are not necessarily meaningful, may not be indicative of actual payments and should not be relied upon.” The information in this section is designed to summarize the financial terms of our long-term contracts and is not intended to provide guidance on our future operating results, including revenues or profitability.

Our estimated payments from long-term contracts have been prepared by management based on the following assumptions:

VPC Contracts:

•

Our existing VPC contracts as of February 28, 2007 represented potential capacity of 362 megawatts. In calculating the estimated $159.6 million of payments from these VPC contracts, we have assumed that we will complete the build-out of the entire 362 megawatts by the end of 2010. Our expectations regarding the build-out under our VPC contracts are based on our experience to date in building out the load management systems.

•

As of December 31, 2006, we had built out 175 megawatts of this capacity. In calculating the estimated $75.4 million of payments from these VPC contracts, we have assumed that we will complete the build out of our remaining 45 megawatts by 2010, reaching the full 220 megawatts of available capacity under our load management systems.

•

In January 2007, we entered into an amendment to increase the capacity under our San Diego Gas & Electric VPC contract by 30 megawatts. In calculating the estimated $14.2 million of payments from this amendment, we have assumed that we will complete the build out of the entire 30 megawatts in 2010.

•

Our two VPC contracts entered into during the first quarter of 2007 represent potential capacity of 112 megawatts. In calculating the estimated $70.0 million of payments from these VPC contracts, we have assumed that we will complete the build out of the entire 112 megawatts by the end of 2010.

•

We have assumed that once our build-out phase is complete we will operate our VPC contracts at their maximum contractual capacity for the remainder of the term. For example, if one of our VPC contracts provides for 90 megawatts of available capacity, we have assumed that upon full build-out we will provide our utility customer with 90 megawatts of capacity for the remainder of the contract term.

•

The amount our utility customers pay to us at the end of each contract year may vary based upon the results of measurement and verification tests performed each contract year based on the electric capacity that we made available to the utility during the contract year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition for the Alternative Energy Resources Group.” For purposes of calculating our payments from long-term contracts, we have assumed that the capacity we will provide our utility customer is the maximum contractual capacity under the applicable contract and that payments resulting from the measurement and verification tests will remain constant based on our current measurement and verification performance. We have and will continue to utilize our experience through measurement and verification testing and our VPC programs to more accurately derive our estimated capacity, which in turn will allow for more detailed marketing and more competitive pricing for our VPC pay-for-performance programs.

•	The amount of available capacity we are able to provide, and therefore the amount of payments we receive, is dependent upon the number of participants in our VPC programs. For purposes of estimating our payments under long-term contracts, we have assumed that the rate of replacement of participant terminations under our VPC contracts will remain consistent with our historical average.

•

Payments from long-term contracts include $17.3 million that we expect to recognize as revenues over the course of the next 12 months, which are included in backlog. Payments from long-term contracts exclude $1.0 million of payments already received but have been deferred that we expect to recognize as revenue over the course of the next 12 months, which are included in backlog.

Smart Grid Solutions Group Contracts:

•

$39.2 million in payments expected to be received over the next eight years under a contract with Gulf Power Company to provide products and services. This is based on estimated contractual minimum order volumes and current payments attributable to installation and other services applied over the term of the contract.

•	An estimated $2.6 million in purchase orders pursuant to a multi-year contract that we expect will be renewed through 2008 based on amounts and timing of historical purchases.

In addition to the foregoing assumptions, our estimated payments from long-term contracts assume that we will be able to meet on a timely basis all of our obligations under these contracts and that our customers will not terminate the contracts for convenience or other reasons. Our annual net loss in 2004, 2005 and 2006 was $9.3 million, $8.0 million and $6.2 million, respectively. We may continue to generate annual net losses in the future, including through the term of our long-term contracts. See “Risk Factors—Risks Related to Our Business—We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.”

Although we currently intend to release quarterly updates of future revisions that we may make to our estimated payments from long-term contracts, we do not undertake any obligation to release the results of any future revisions that we may make to these estimated payments from long-term contracts to reflect events or circumstances occurring after the date of this prospectus.

Backlog

Our backlog represents our estimate of revenues from firm commitments, including purchase orders and long-term contracts, that we expect to recognize over the course of the next 12 months. A comparison of backlog from period to period is not necessarily meaningful and may not be indicative of actual revenues. As of December 31, 2006, we had backlog of $31.3 million. As of December 31, 2005, we had backlog of $28.0 million.

Employees

As of December 31, 2006, we had approximately 117 employees. Our employees include approximately 20 technical staff who conduct research and development. Our employees are not represented by any labor unions, and we have not experienced any work stoppages. We consider our relations with our employees to be good.

In order to provide benefits to our employees in a cost-effective manner, we have entered into a client services agreement with Administaff Companies, II, L.P., pursuant to which Administaff provides us with certain personnel management services, such as payroll, medical and dental insurance and the administration and access to a 401(k) plan. Under the agreement, we and Administaff are intended to be co-employers of all of our employees. Co-employment is necessary for Administaff to administer payroll and to sponsor and maintain benefit plans.

Properties

In Atlanta, Georgia, we lease approximately 15,600 square feet of leased space for our co-headquarters and various product development and service operations. In East Hanover, New Jersey, we lease approximately 14,250 square feet of leased space for our co-headquarters. In Newark, California, we lease approximately 2,400 square feet of leased space for software development and southwest U.S. operations. In Pensacola, Florida, we occupy space provided by Gulf Power Company, Inc. for supporting our installation services and our VPC contract with Gulf Power. In Tel Aviv, Israel, we lease space provided by a subsidiary of our former parent, Acorn Factor, for our Israeli software and systems design center, for which we are allocated costs. The above facilities are in good condition, and we believe that our properties will be sufficient to support our operations for the foreseeable future. We do not own any properties.

Legal Proceedings

In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party or of which any of our property is subject will have a material adverse effect on our business, results of operations, cash flows or financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of each of our current directors and executive officers and the positions they held, as of March 21, 2007:

Name	Age	Position
Robert M. Chiste	59	Chairman of the Board, Chief Executive Officer, President and Director

Frank A. Magnotti	46	President and Chief Operating Officer, Alternative Energy Resources Group

Edward J. Myszka	44	President and Chief Operating Officer, Smart Grid Solutions Group

Michael D. Picchi	40	Executive Vice President and Chief Financial Officer

Thomas W. Wren, Jr.	58	Executive Vice President and General Counsel

Arthur Vos IV	32	Vice President of Marketing, Products and Strategy

Nora M. Brownell	59	Director

Alexander Ellis, III	57	Director

William J. Grealis	61	Director

Robert F. McCullough	64	Director

John A. Moore	41	Director

Scott B. Ungerer	48	Director

Timothy A. Woodward	46	Director

R. Blake Young	47	Director

Executive Officers

Robert M. Chiste has served as our Chairman of the Board, President and Chief Executive Officer since September 2001. From 1998 to September 2001, Mr. Chiste was a private investor and co-founded three technology start-ups: TriActive, Inc., a provider of hosted systems management solutions, FuelQuest, Inc., an on-demand software provider for the fuel industry, and iMark, Inc., an internet industrial products auction company. From 1994 to 1997, Mr. Chiste served as Vice Chairman, President and Chief Executive Officer of Allwaste, Inc., a publicly-traded provider of industrial, energy and environmental services, until its acquisition by Philip Services Corp., where he served as President of the Industrial Services Group from 1997 to 1998. From 1986 to 1994, he served as President and Chief Executive Officer of American National Power, Inc., a successor to Transco Energy Ventures Company, an independent power company and a subsidiary of publicly-traded Transco Energy Company. At Transco Energy, he also served as Senior Vice President of Strategic Planning from 1986 to 1988 and headed its corporate venture capital activities from 1986 to 1994. From 1980 to 1986, Mr. Chiste held several executive officer positions with Belco Petroleum and its successor, Enron Oil and Gas Corporation. Mr. Chiste currently serves on the board of directors of publicly-traded Franklin Credit Management Corporation, a specialty lender, as well as private companies AisRe, FuelQuest, Inc. and TriActive, Inc., and he is a former board member of publicly traded Innovative Valve Technologies, Inc., a service provider for industrial valves, and Pentacon, Inc., a distributor of military/aerospace fasteners and component hardware. He received a B.A. in mathematics from the College of New Jersey and J.D. and M.B.A. degrees from Rutgers University.

Frank A. Magnotti has served as President and Chief Operating Officer of our Alternative Energy Resources Group since February 2005. He served as our President of Global Sales and Marketing from 2001 until 2005. He joined Acorn Factor in 1997 and also co-founded Comverge as an Acorn Factor subsidiary and served as President and General Manager from 1997 to 2001. In 1992, Mr. Magnotti founded AT&T Bell Labs’ Utility Solutions Division where he was the general manager. From 1995 to 1997, he was general manager of Lucent Technology, Inc.’s Utility Solutions Division and served as general manager where he was responsible for worldwide marketing, sales, business development, project management and profit and loss efforts. Prior to this appointment, he held research, program management, strategic planning and general management positions in his 14-year term at Bell Labs. Mr. Magnotti holds B.E. and M.E. degrees in Mechanical Engineering from the Cooper Union School of Engineering.

Edward J. Myszka has served as President and Chief Operating Officer of our Smart Grid Solutions Group since April 2005. Prior to joining us, he spent 17 years at Motorola, Inc., a global communications company, where he held numerous positions of increasing responsibility in business management, strategic planning and technology development. Since 2000, he was head of the OEM Energy Systems Division where he had profit and loss responsibility with operations in Asia, Europe and the U.S. From 1984 to 1988, Mr. Myszka led engineering and manufacturing efforts for Lytel, Inc., an early-stage company pioneering optoelectronic and semiconductor laser solutions for the telecommunications industry. Mr. Myszka obtained a B.S. degree from Polytechnic Institute of New York and a M.S. in Metallurgical and Material Engineering and an M.B.A. from the Illinois Institute of Technology.

Michael D. Picchi joined us in February 2006 as Senior Vice President, Chief Accounting Officer responsible for all accounting functions and was named Executive Vice President, Chief Financial Officer in June 2006. From July 2004 to February 2006, Mr. Picchi was Senior Vice President – Finance and Controller for publicly-traded PRG-Schultz International, Inc., an audit recovery services firm. From February 2003 to July 2004, Mr. Picchi served as Chief Accounting Officer – Corporate Controller for Randstad North America, the U.S. operations of temporary staffing labor firm Randstad Holding, B.V. From February 2002 to January 2003, Mr. Picchi served as Vice President – Finance for publicly-traded AirGate PCS, Inc., a Sprint PCS wireless affiliate. Mr. Picchi began his career at Coopers & Lybrand LLP and is a certified public accountant and chartered financial analyst. He obtained a B.S. in Accounting and an M.B.A. in Finance from Indiana University.

Thomas W. Wren, Jr. joined us in November 2001 and served as our Executive Vice President and Chief Financial Officer from 2001 to 2006 when he became our Executive Vice President and General Counsel. From 1997 to 1999, Mr. Wren was a co-founder and director of Innovative Valve Technologies, Inc., a publicly-traded distribution services business. From 1995 to 1998, Mr. Wren was a director of Strategic Materials, Inc., the largest glass recycler in the U.S. From 1991 to 1997, he was a Senior Vice President and Chief Financial Officer for Allwaste, Inc., a publicly-traded industrial, environmental and energy services company. From 1984 to 1990, Mr. Wren was a Senior Vice President and the Chief Financial Officer of Prairie Producing Company, a publicly-traded independent exploration and production company. Mr. Wren graduated from Texas Tech University in 1973 with a B.B.A. in Economics and in 1977 with a J.D.

Arthur Vos IV joined us in April 2003 as our Vice President of Development for our 6DiNET Group after the acquisition of Sixth Dimension, Inc. Mr. Vos was named Vice President, Marketing, Products and Strategy in 2004. As co-founder and Vice President of Sixth Dimension from 1997 to April 2003, Mr. Vos has been extensively involved in the electric utility industry for over 12 years, including the development of demand response offerings based on real-time monitoring and control technology, strategic sales to electric utilities, alliances and joint product and development offerings with partner companies. Mr. Vos obtained B.S. and M.S. degrees from Colorado State University with an emphasis in artificial intelligence, distributed control systems, manufacturing systems and embedded system design.

Directors

Robert M. Chiste – see above under “—Executive Officers.”

Nora Mead Brownell became a member of our board of directors in December 2006 and serves on our Compensation Committee. In May 2001, Ms. Brownell was confirmed as Commissioner of the Federal Energy Regulatory Commission where she served until the expiration of her term in June 2006. During her time as Commissioner, Ms. Brownell was an advocate for the development of regional transmission organizations, markets for wholesale power and national energy infrastructure development. Prior to her time as Commissioner, she served as a member of the Pennsylvania Public Utility Commission where she took an active role in the rollout of electric choice in Pennsylvania, helped to establish a framework for one of the most successful retail electric markets in the country and worked towards a public policy to develop a robust competitive telecommunications market in the state. Ms. Brownell is the former President of the National Association of Regulatory Utility Commissioners. Ms. Brownell attended Syracuse University.

Alexander Ellis, III became a member of our board of directors in October 2004 and serves on our Audit Committee. Over the past five years, Mr. Ellis has been a general partner of Rockport Capital Partners, L.P., a venture capital firm focused on energy technologies, advanced materials and process innovation. Prior to the formation of Rockport Capital Partners, he was a partner in RockPort Partners, LLC, a merchant banking firm focused on energy-related infrastructure projects. Prior to that, he was a partner in several electric power-related companies, including Casco Bay Energy Co., LLC, and Acadia Bay Energy Co., LLC. From 1991 to 1995, Mr. Ellis was a member of the management team at Kenetech Corporation, where he was responsible for expanding the portfolio of wind generation opportunities. He currently serves on the boards of directors of Catalytic Solutions, Inc., Powerspan Corporation, Southwest Windpower, ISE Corporation, PPT Research, Inc., William Gallagher & Associates and Pilgrim Insurance Company. He is also a member of the Finance and Administration Committee of the Massachusetts Audubon Society, for which he also serves as a council member.

William J. Grealis became a member of our board of directors in March 2006 and serves as Chairman of our Nominating and Corporate Governance Committee and as a member of our Audit Committee. Mr. Grealis is currently retired. From April 2000 to May 2005, Mr. Grealis was Executive Vice President of Cinergy Corp., a gas and electricity service provider. Over Mr. Grealis’ ten years at Cinergy, he held numerous offices with profit and loss responsibility for Cinergy’s largest divisions. Mr. Grealis began his career as the legal advisor to the Vice-Chairman of the Federal Energy Regulatory Commission and later became a partner at the law firm of Akin Gump Strauss Hauer Feld LLP from 1979 to 1994. Mr. Grealis has served as chairman and member of the board of directors for numerous entities, including The Ohio Electric Utility Institute.

Robert F. McCullough became a member of our board of directors in August 2006 and serves as Chairman of our Audit Committee and also serves on our Nominating and Corporate Governance Committee. Mr. McCullough served as a senior partner of AMVESCAP PLC, an independent global investment manager, from May 2004 to December 2006, and he served as the Chief Financial Officer and member of the board of directors of AMVESCAP from 1996 until May 2004. From 1987 to 1996, he was the managing partner for the Atlanta office of Arthur Andersen LLP. From 1972 to 1987, he was a partner for the New York office of Arthur Andersen. He is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. Mr. McCullough currently serves on the board of directors and audit committees of publicly-traded Acuity Brands, Inc., a provider of lighting fixtures and specialty chemicals, and publicly-traded Schweitzer-Mauduit International, Inc., a diversified producer of specialty papers.

John A. Moore became a member of our board of directors in March 2006 and serves on our Audit Committee. Mr. Moore has been a director and President and Chief Executive Officer of Acorn Factor since March 2006. Mr. Moore is the President and founder of Edson Moore Healthcare Ventures, which he founded to acquire $150 million of drug delivery assets from Elan Pharmaceuticals in 2002. Mr. Moore was Chairman and Executive Vice President of ImaRx Therapeutics, a drug and medical therapy development company, from February 2004 to February 2006 and Chairman of Elite Pharmaceuticals from February 2003 to October 2004. He is currently Chairman of Optimer, Inc., a research-based polymer development company.

Scott B. Ungerer became a member of our board of directors in October 2003 and serves on our Compensation Committee. He is the managing partner and founder of EnerTech Capital Partners, a leading energy and communications venture capital firm, and has been an energy technology investor since 1996. Mr. Ungerer’s investing activities focus primarily on opportunities in software, advanced materials, Smart Grid and engineered solutions. His specific areas of interest and responsibility include opportunities in power generation, transmission and distribution, power line carrier, combustion engine technologies and nanomaterials.

Prior to EnerTech, Mr. Ungerer spent 16 years as a power industry executive with Atlantic Energy. During his tenure at Atlantic, he rose from the ranks of the engineering staff to become President and Chief Operating Officer of the company’s non-regulated competitive energy businesses and a senior officer of the parent corporation. Mr. Ungerer currently sits on the boards of Current Communications Group, a provider of broadband over power line solutions, Franklin Fuel Cells, Inc., a developer of solid oxide fuel technology, Intellon Corporation, a provider of home networking products using power lines, and The NanoSteel Company, a developer of nanostructural materials. Mr. Ungerer received a B.S. in mechanical engineering from Princeton University.

Timothy A. Woodward became a member of our board of directors in April 2003 and serves on our Compensation Committee. Mr. Woodward is a Managing Director at Nth Power Technologies, a venture capital firm focused on early stage investments in advanced energy technologies and solutions. Mr. Woodward joined Nth Power in 1998. He has led investments in companies involved in renewable energy, demand side management, advanced metering and outsourced utility customer management. Prior to joining Nth Power, Mr. Woodward spent eight years managing venture capital investments for Liberty Environmental Partners, which focused on energy, industrial and environmental technologies. Mr. Woodward currently serves on the boards of AllConnect, Inc., a utility and home services connection provider, H2Gen Innovations, Inc., a distributed hydrogen generator, and Li*On Cells, Inc., a developer of advanced high-power batteries. Mr. Woodward was a director for publicly-traded Evergreen Solar, Inc. from 2003 to June 2006.

R. Blake Young became a member of our board of directors in August 2006 and serves on our Compensation Committee as Chairman and also on our Nominating and Corporate Governance Committee. Mr. Young became head of technology and administration of BG North America, an integrated energy company in January 2007. Mr. Young had previously held various senior management positions with publicly-traded Dynegy Inc. from 1998 to 2005, including Executive Vice President and Chief Administrative Officer. He also served as President of Illinois Power Company, Dynegy’s electric and gas transmission and distribution company. He was also a member of Dynegy’s six-member executive management team. Mr. Young was responsible for corporate strategy and development, human resources, information technology, corporate communications and other major functions. Prior to such assignment, he was Executive Vice President & President of Global Technology at Dynegy. Prior to Dynegy Mr. Young was with Campbell Soup Company at their World Headquarters and served as Chief Information Officer of the US Grocery Division. Prior to Campbell Soup, Mr. Young had a 14 year career with Tenneco Energy, a large integrated natural gas transporter and marketer and served in a number of senior administrative and commercial management positions including Chief Information Officer and Chief Of Staff to the Chairman and CEO.

Composition of Our Board of Directors

Our board of directors currently consists of nine members. As required under the listing standards of the Nasdaq Global Market, where we intend to apply to list our common stock for quotation, a majority of the members of our board of directors must qualify as “independent,” as affirmatively determined by the board of directors. In addition, we impose additional tests of independence with respect to members of our audit committee that are consistent with the Nasdaq Global Market listing standards and with applicable rules and regulations of the SEC. Our board of directors consults with the our legal counsel to ensure that the board of directors’ determinations are consistent with listing standards, SEC rules and relevant securities and other laws and regulations regarding the definition of “independent.” Consistent with these considerations, and after reviewing all relevant transactions or relationships between each director, or any of his family members, and us, our senior management and our independent auditors, our board of directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq Global Market listing standards, except for Mr. Chiste, our Chairman of the Board, Chief Executive Officer and President. Our independent directors will meet at least twice annually in executive sessions without the presence of any corporate officers.

Pursuant to a voting agreement among us and significant holders of our convertible preferred stock and common stock, who together control substantially all of our total voting power, those holders vote together to cause the election of five of our directors as follows:

•	Mr. Chiste is elected by virtue of being our chief executive officer;

•	Mr. Ellis is elected as the designee of RockPort Capital Partners, L.P.;

•	Mr. Moore is elected as the designee of Acorn Factor;

•	Mr. Ungerer is elected as the designee of EnerTech Capital Partners, L.P.; and

•	Mr. Woodward is elected as the designee of Nth Power Technologies Fund II, L.P.

Upon consummation of this offering, the voting agreement by which these directors were elected will terminate. Although these directors will no longer be elected pursuant to a contractual right, they will continue to serve as directors until the earlier of their resignation or an annual stockholder meeting for which our nominating committee does not nominate them for reelection or they are otherwise not reelected.

Our board of directors is divided into three classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes are currently composed as follows:

•	Alexander Ellis, III, Scott B. Ungerer and Timothy A. Woodward are each a Class I director, whose terms will expire at the first annual meeting of stockholders following this offering;

•	William J. Grealis, John A. Moore and R. Blake Young are each a Class II director, whose terms will expire at the second annual meeting of stockholders following this offering; and

•	Nora Mead Brownell, Robert M. Chiste and Robert F. McCullough are each a Class III director, whose terms will expire at the third annual meeting of stockholders following this offering.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

Our board of directors has three committees: audit committee, nominating and corporate governance committee and compensation committee. Our board of directors has affirmatively determined that all of the directors who serve on these committees are independent directors within the meaning of the applicable Nasdaq Global Market listing standards, SEC rules and relevant securities and other laws and regulations.

Audit Committee.    Our audit committee is currently composed of Messrs. Ellis, Grealis, McCullough and Moore. Mr. McCullough serves as the chairman of the audit committee. Our board of directors has determined that Mr. McCullough qualifies as an audit committee financial expert under the current SEC regulations, and the other members of our audit committee satisfy the financial literacy and other requirements for audit committee members under the Marketplace Rules of the Nasdaq Global Market. The audit committee assists the board in overseeing: (i) our accounting and financial reporting processes; (ii) the audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal audit function and our independent auditors. The audit committee charter further provides that the audit committee, among other things:

•	has sole authority to appoint, compensate, retain, evaluate and terminate our independent auditors;

•	has sole authority to review and approve in advance all audit and permissible non-audit engagement fees, scope and terms with our independent registered public accounting firm;

•	review and approve all related party transactions between us and any executive officer or director;

•	will monitor the compliance of our officers, directors and employees with our code of business conduct and ethics; and

•

will establish and maintain procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

The written charter for the audit committee will be available on our website prior to consummation of this offering.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee is composed of Messrs. Grealis, McCullough and Young. Mr. Grealis serves as the chairman of the nominating and corporate governance committee. The principal duties of the nominating and corporate governance committee are as follows:

•

to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

•	to make recommendations to the board of directors regarding corporate governance matters and practices.

The written charter for the nominating and corporate governance committee will be available on our website prior to consummation of this offering.

Compensation Committee.    Our compensation committee is composed of Messrs. Woodward, Ungerer, Young and Ms. Brownell. Mr. Young serves as the chairman of the compensation committee. Pursuant to its charter, the compensation committee has the following responsibilities, among others:

•

to review and establish, at least annually, with the input of management, corporate goals, objectives, policies and philosophies for all compensation paid to our chief executive officer and other officers, for the defined performance period;

•	to determine and approve all compensation paid to the chief executive officer and other officers, including base salary, bonuses, incentive plans and perquisites;

•

to establish the targets for performance-based compensation of the chief executive officer and other officers for the defined performance period and confirm whether such targets have been met for the completed performance period;

•

to report to our board of directors on the performance of the chief executive officers and other officers in light of the corporate goals, objectives, policies and philosophies established with respect to compensation for the performance period; and

•	to review and recommend to our board of directors compensation of non-employee directors, including committee chairpersons and members.

The written charter for the compensation committee will be available on our website prior to consummation of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

In 2006, directors who also served as employees received no compensation for serving on our board of directors, and directors affiliated with significant stockholders received no cash compensation for serving as a director. Non-employee directors not affiliated with a significant stockholder received $1,000 per board meeting attended. In accordance with this policy, Mr. Chiste did not receive any compensation for serving as a director due to his status as an employee, and Messrs. Ellis, Moore, Ungerer and Woodward did not receive any compensation for attending meetings of our board of directors during 2006 due to their affiliations with significant stockholders. Ms. Brownell was appointed as a director in December 2006, attended no board meetings in 2006 and received no cash compensation in 2006. Our directors did not receive an annual cash retainer in 2006.

In addition to board meeting fees, Mr. McCullough, as chairman of the audit committee, received $2,000 for each meeting of the audit committee he attended and $2,000 for his time in preparing for each audit committee meeting. No other director received a cash fee for attending a committee meeting. We reimbursed all of our directors for all reasonable expenses incurred for attending meetings of our board of directors and committees.

We have historically made an initial grant of 12,500 stock options to directors upon joining our board of directors and an annual grant of 3,750 stock options to each director who is not our employee. Messrs. Ellis, Grealis, McCullough, Moore, Ungerer, Woodward and Young each received 3,750 stock options for their service as directors on our board of directors during 2006, and Messrs. Grealis, McCullough and Young each received a new director initial grant of 12,500 stock options when they joined our board during 2006. As recognition for his service as chairman of the audit committee, we made a one-time grant of 7,500 stock options to Mr. McCullough. In December 2006, Ms. Brownell joined our board of directors and received a grant of 7,737 stock options and 3,868 shares of restricted stock, which is consistent with our new board of directors compensation policy discussed below regarding grants to be made to newly appointed board members. Our directors received no perquisites during 2006 in their capacity as directors. Mr. Chiste received certain perquisites in his capacity as our chief executive officer, as described below.

The following table sets forth the aggregate compensation awarded to, earned by or paid to our directors during 2006.

Director Compensation for the 2006 Fiscal Year

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1) (2)	Option Awards ($) (2) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Nora Mead Brownell	—	$36,178	$869	—	—	—	$37,047
Alexander Ellis, III	—	—	$7,214	—	—	—	$7,214
William J. Grealis	$7,000	—	$9,197	—	—	—	$16,197
Robert F. McCullough	$19,000	—	$15,158	—	—	—	$34,158
John A. Moore	—	—	$6,733	—	—	—	$6,733
Scott B. Ungerer	—	—	$8,954	—	—	—	$8,954
Timothy A. Woodward	—	—	$8,954	—	—	—	$8,954
R. Blake Young	$3,000	—	$11,436	—	—	—	$14,436

(1)	The aggregate number of stock awards outstanding at December 31, 2006 for each director was as follows: Ms. Brownell, 3,868. None of the other directors have received stock awards as part of their compensation.

(2)	For a discussion of assumptions made in the valuation, see “Note 15. Stock-Based Compensation” to our audited financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(3)

All stock options granted to our directors were priced in accordance with valuations established by an independent valuations expert in advance of the stock option grants. The fair value of stock option grants made during 2006 was $12,698 for each of Messrs. Ellis, Moore, Ungerer and Woodward; $49,189 for Ms. Brownell, $45,673 for Mr. Grealis, $85,164 for Mr. McCullough, and $72,233 for Mr. Young. The aggregate number of option awards outstanding at December 31, 2006 for each director was as follows: Ms. Brownell, 7,737; Mr. Ellis, 7,500; Mr. Grealis, 16,250; Mr. McCullough, 20,000; Mr. Moore, 3,750; Mr. Ungerer, 15,000; Mr. Woodward, 15,000; and Mr. Young, 16,250.

In anticipation of our becoming a public company, our compensation committee revised its director compensation program in October 2006 for all non-employee directors effective January 1, 2007. The revised director compensation program no longer distinguishes between directors who have affiliations with significant stockholders and those who do not. The revised program consists of the following elements:

•	for each non-employee director, a $20,000 annual cash retainer paid in quarterly installments;

•	for each non-employee director who serves as the chairman of a standing committee of our board of directors, an additional annual cash retainer of $10,000 will be paid in quarterly installments;

•	for each non-employee director who serves as a member of a standing committee of our board of directors, a cash fee of $1,500 per committee meeting attended will be paid;

•

for each non-employee director, annual equity grants will be awarded with an estimated aggregate value of $60,000, where 50% of such value is in the form of restricted common stock and 50% in options to purchase common stock. The equity grants will be awarded on the date of our annual stockholders’ meeting, except for a director whose term is expiring and is not standing for re-election. The restricted stock will be valued at, and the option exercise price will be, the closing market price of our common stock as reported on the Nasdaq Global Market on that date. The number of shares of restricted common stock to be granted will be determined by dividing $30,000 by the closing market price, and the number of options to purchase common stock will be determined by dividing $30,000 by 50% of the closing market price. For example, if the closing market price is $20 per share on the date of grant, then the director would receive 1,500 shares of restricted stock ($30,000 divided by $20) and stock options to acquire 3,000 shares ($30,000 divided by $10, which represents 50% of the $20 per share restricted stock value) at a $20 exercise price. Both the restricted stock and the stock options will vest one fourth each quarter over one year; and

•

for each new director appointed or elected to our board of directors, a one-time equity grant of restricted common stock and options to purchase our common stock will be awarded with an estimated aggregate value of $80,000, with the number of shares determined on the same basis as the annual equity grant. This one-time equity grant will be made on the date of the new director’s election or appointment to our board of directors. The restricted stock will be valued at, and the option exercise price will be, the closing market price of our common stock as quoted on the Nasdaq Global Market on that date. Both the restricted stock and the stock options will vest one sixteenth each quarter over a period of four years.

The compensation committee will from time to time review the compensation program for directors, consistent with its obligations under the compensation committee charter.

Executive Officer Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Introduction

Since April 2003 through 2006, we were privately owned and controlled by three venture capital firms and Acorn Factor, Inc., our former parent. Together, these four firms beneficially owned approximately 64% of our issued and outstanding capital stock as of December 31, 2006, and for much of 2006, including the period in which the 2006 compensation elements for our executive officers were determined, they controlled four of five seats on our board of directors. Several other venture capital firms and two strategic investors not represented on our board of directors, but holding contractual rights to observe and participate in board meetings, held approximately 28% of our issued and outstanding capital stock as of December 31, 2006.

The typical venture capital investment strategy is to make a significant investment in a small private company and then oversee and nurture the investment for a period of three to five years. The overriding objective is to increase both the enterprise value and size of the company during this period and to assist the company in achieving a liquidity event for its then-existing stockholders, generally through an initial public offering of its capital stock or the sale of the company to an unrelated entity. Since 2003, this business strategy has been employed by the venture capital firms that own, in the aggregate, over 93% of our capital stock. Our compensation strategy during this period, as it relates to named executive officers, has been designed to support and complement the successful execution of this strategy.

Our named executive officers for 2006 are Robert M. Chiste, our Chairman of the Board, Chief Executive Officer and President; Michael D. Picchi, our Chief Financial Officer; Frank A. Magnotti, President and Chief Operating Officer of our Alternative Energy Resources Group; Edward J. Myszka, President and Chief Operating Officer of our Smart Grid Solutions Group; and T. Wayne Wren, our Executive Vice President and General Counsel. Mr. Picchi was promoted to Chief Financial Officer in June 2006, prior to which time Mr. Wren served as our Chief Financial Officer.

Corporate Governance

Compensation Committee Authority

Executive officer compensation is administered by the compensation committee of our board of directors, which is composed of three members. Mr. R. Blake Young became the compensation committee chairman upon his joining our board of directors in August 2006. Mr. Scott B. Ungerer and Mr. Timothy A. Woodward have served on our compensation committee since 2003 and approved the 2006 compensation arrangements described in this compensation discussion and analysis. Our board of directors appoints the compensation committee members and delegates to the compensation committee the direct responsibility for, among other matters:

•	approving, in advance, the compensation and employment arrangements for our executive officers;

•	reviewing all of the compensation and benefit-based plans and programs in which our executive officers participate; and

•	reviewing and recommending changes to all our equity-based plans to our board of directors as appropriate, subject to stockholder approval as required.

Our board of directors has determined that each committee member is independent under the listing standards of the Nasdaq Global Market, the Securities and Exchange Commission rules and the relevant securities laws, and that each member is an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee met seven times in 2006.

Role of Compensation Experts

Pursuant to its charter, the compensation committee is authorized to obtain at company expense compensation surveys, reports on the design and implementation of compensation programs for directors, officers and employees, and other data and documentation as the compensation committee considers appropriate. In addition, the compensation committee has the sole authority to retain and terminate any outside counsel or other experts or consultants engaged to assist it in the evaluation of compensation of our directors and executive officers, including the sole authority to approve such consultants’ fees and other retention terms. The compensation committee did not retain the services of a compensation consultant to design, review or evaluate our executive compensation arrangements for 2006 or prior thereto, nor did it acquire or consult any compensation surveys or reports. Instead, for 2006, the compensation committee considered the following factors, among other matters, in determining compensation levels for executive officers:

•	the qualifications, skills and experience level of the respective executive officer;

•	the position, role and responsibility of the respective executive officer in the company; and

•

the general business and particular compensation experience and knowledge of the compensation committee’s members gained through more than 20 years of combined experience working in and with privately held companies in similar industries as our officers.

The compensation committee has engaged a consultant with respect to 2007 compensation arrangements, as described below under “—2007 Transitional Compensation Framework.”

Role of Our Executive Officers in the Compensation Process

Mr. Chiste was actively involved in providing recommendations to the compensation committee in its evaluation and design of 2006 compensation programs for our executive officers, including the recommendation of individual compensation levels for executive officers other than himself. Mr. Chiste relied on his personal experience serving in the capacity of chief executive officer or executive officer of several public companies as well as publicly available information for comparable compensation guidance. He also consulted information provided by our third-party personnel management service provider and by an executive search firm specializing in recruiting executive officers for our company and other similar firms. Mr. Chiste did not provide this specific information with the compensation committee, but rather used it as the basis for his own recommendations to the committee. Mr. Chiste attended all of the compensation committee’s meetings and served as secretary of several meetings for the purpose of keeping minutes. However, Mr. Chiste was not present during compensation committee deliberations and voting pertaining to the determination of his own compensation. No other named executive officer assumed an active role in the evaluation, design or administration of 2006 executive officer compensation programs.

Executive Officer Compensation Strategy and Philosophy

Our executive officer compensation strategy has been designed to attract and retain highly qualified executive officers and to align their interests with those of investors by linking significant components of executive officer compensation with the achievement of specific business and strategic objectives and our overall financial performance. We seek to employ executive officers who are entrepreneurially driven, and accordingly, we offer a compensation package that places a significant amount of it at risk by providing a substantial part of compensation in the form of equity incentives. The conservation of cash resources for use in growing our business has been an objective in designing our compensation arrangements.

It has been our view that the total compensation for executive officers should consist of the following components:

•	base salaries;

•	annual cash incentive awards;

•	long-term equity incentive compensation; and

•	certain perquisites and other benefits.

We consider long-term equity incentive compensation to be the most important element of our compensation program for executive officers. Since April 2003, our stockholders have expected our executive management team not only to significantly increase the enterprise value of our company but also to significantly expand our business within three to five years to allow for a liquidity event to be considered. We believe that meaningful equity participation by each executive officer is the primary motivating factor that will result in significant increases in value and growth. This belief is reflected in the aggregate awards of stock options and restricted stock that have been made to our executive officers.

It has been our philosophy that optimal alignment between stockholders and named executive officers is best achieved by providing a greater amount of total compensation in the form of equity rather than cash based salary. Accordingly, we have designed total compensation programs for our executive officers to provide base compensation levels, annual cash incentive award opportunities and long-term incentive compensation awards that are economically equivalent to typical programs available for comparable executive officers in similarly situated venture capital-backed private companies. Although we did not retain a compensation consultant for 2006, the compensation committee, based on its collective experience, believes that the cash components of our executive officer compensation are less than those that may be offered by similar companies that are not principally financed with venture capital and that the long-term equity component of our executive officer compensation is greater than similar companies. The compensation committee determined compensation levels that it concluded were appropriate based on the general business and particular compensation experience and knowledge of its members gained from working with venture capital-backed private companies and with public companies.

Our 2006 incentive compensation program elements were primarily structured to reward our executive officers for achieving certain financial and business objectives, including the following:

•	significantly increasing stockholder value through the continued implementation of current VPC programs and the placement of new VPC programs;

•	achieving certain corporate and divisional revenue, EBITDA, gross margin and cash retention targets;

•	ensuring that we are fully prepared for a capital markets transaction; and

•	securing a debt facility to finance our investment in future VPC programs.

We believe that the attainment of these specific financial objectives assist in the fulfillment of our strategic objectives:

•	to increase our enterprise value;

•	to grow our company in an efficient manner; and

•	to conserve and optimally utilize cash resources for the future growth of our business.

Components of Compensation

Base Salaries

The base salaries of our named executive officers are reviewed on an annual basis as well as at the time of a promotion or other material change in responsibilities. Adjustments in base salary are based on an evaluation of individual performance, our company-wide performance and the individual executive’s contribution to our performance. In large part because of the emphasis on equity compensation, no named executive officer received a performance-based increase in his base salary from 2005 to 2006. Mr. Picchi joined us in February 2006 and received a $15,000 increase in his annual base salary in June 2006 upon being promoted from principal accounting officer to chief financial officer.

Annual Cash Incentive Awards

Our named executive officers participated in two annual cash incentive award programs in 2006: each executive officer’s individual 2006 Bonus Plan and our 2006 VPC Bonus Pool available for certain of our managers, senior managers, executive officers and other key employees. The following table summarizes, for each named executive officer, the target cash incentive awards and the amounts actually earned by each executive officer under his 2006 Bonus Plan and the 2006 VPC Bonus Pool.

	Target 2006 Bonus Plan Cash Incentives
Named Executive Officer	Corporate Financial Targets	Business Group Financial Targets	Total 2006 Bonus Plan Cash Incentives	2006 VPC Bonus Pool Cash Incentives	Total 2006 Bonus Cash Incentives	Total 2006 Bonus Earned
Robert M. Chiste	$178,500	—	$178,500	$9,000	$187,500	$98,683
Michael D. Picchi	$34,000	—	$34,000	$14,000	$48,000	$5,601
Frank A. Magnotti	$14,000	$32,250	$46,250	$115,000	$161,250	$44,877
Edward Myszka	$10,000	$62,000	$72,000	$18,000	$90,000	$16,988
T. Wayne Wren	$18,250	—	$18,250	$14,000	$32,250	$6,726

2006 Bonus Plan

The purpose of each executive officer’s 2006 Bonus Plan was to create financial incentives that were aligned with the overriding objective of increasing stockholder value. The 2006 Bonus Plan awards were earned based on the achievement of defined financial targets and specific non-financial objectives established for each of our named executive officers.

In June 2006, financial targets were established for each executive officer. These targets included the achievement of specified threshold levels of revenue, EBITDA, gross profit percentages and year-end cash balances for our 2006 fiscal year. These financial targets and the associated performance levels that were established represented the factors that the compensation committee deemed most important and which, if achieved, would likely result in an increase in stockholder value. The specific performance levels were determined with reference to our 2006 budget, which we used to manage our day-to-day business and was determined by our board of directors as representing an aggressive level of growth and financial performance for us in 2006.

Mr. Chiste’s financial targets were based on our financial performance company-wide with a revenue target of $38.42 million, EBITDA target of $3.0 million and a year-end cash balance of $3.5 million. The financial targets for Messrs. Picchi and Wren consisted of the same targets as Mr. Chiste plus a target gross profit percentage of 53.5%. The financial goals established for Messrs. Magnotti and Myszka were based on the performance of the business groups that they lead. For Mr. Magnotti, the financial targets were based on the Alternative Energy Resources Group’s revenue target of $16.52 million, EBITDA target of $3.3 million and a gross profit percentage target of 73.7%. For Mr. Myszka, the financial targets were based on the Smart Grid Solutions Group’s revenue target of $24.1 million, EBITDA target of $79,000, a gross profit percentage target of 36.4% and a year-end cash balance of $3.5 million. In addition to these group-specific financial targets, Messrs. Magnotti and Myszka could have received 0%, 15%, 50% or 100% of $14,000 and $10,000, respectively, depending on the attainment of one, two, three or four of the company-wide financial targets set forth above for Messrs. Picchi and Wren for revenue, EBITDA, gross profit percentage and year-end cash balance.

For compensation purposes, all financial targets were expressed on a pro forma basis adjusted from our GAAP financial results by assuming that all VPC revenues, deferred for GAAP purposes, were recognized in the year in which they were paid or accrued without reference to whether such revenues were deemed fixed and determinable under current GAAP accounting rules. The compensation committee determined that these pro forma results were a better reflection of the executive officers’ performance. For a discussion of our GAAP revenue recognition policies, see “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Non-financial objectives were established as a result of discussions between our compensation committee and Mr. Chiste, in the case of Mr. Chiste’s objectives, and between Mr. Chiste and other named executive officers, in the cases of their objectives. Non-financial objectives required demonstrable enhancement in specific portions of a named executive officer’s area of authority and were specifically structured for each named executive officer. The non-financial objectives for each named executive officer for 2006 were as follows:

•

Mr. Chiste:    prepare us to access the public markets to raise significant equity; access sources of debt financing so that our equity is appropriately leveraged; and obtain an overall level of achievement of at least 80% of the non-financial goals established for the executive management team.

•

Mr. Picchi:     create and maintain an internal financial management reporting system for critical metrics tracked for each executive area; develop a corporate compliance program under the Sarbanes-Oxley Act; perform a risk assessment of key control areas for high-exposure activities; establish job costing and product profitability reporting; and re-visit project finance opportunities for our VPC business.

•

Mr. Magnotti:     create a scalable data network operations center; implement processes to support the Alternative Energy Resources Group’s operations needs for accurate and timely data and financial support; fully understand the rules for utility rate recovery potential for VPC offerings in the top five to ten states; develop and operationalize commercial and industrial offers in VPC footprints; develop a VPC offering based on both a customer-controlled price responsive system and utilization of broadband over powerline network; and obtain broad recognition of our proprietary measurement and verification system and develop a plan to market it as a product or service.

•

Mr. Myszka:     accelerate growth by broadening acceptance of newer product solutions set and adding new customers; improve operational excellence with emphasis on customer, cost and cash metrics; improve engineering effectiveness and drive innovation; flawless execution on Gulf Power amendment number seven deliverables; complete seamless knowledge transfer from Israel operations; improve on all aspects of quality through the organization; and improve customer satisfaction of technical services operation.

•	Mr. Wren: develop and implement a formalized software licensing strategy; develop a contract abstract/contract administration plan; and establish a regulatory database and lead our regulatory affairs.

Targeted cash incentive awards for each named executive officer were adjusted by reference to a matrix based on the achievement of a specified number of financial targets and non-financial objectives. For example, as illustrated in the matrix below, if Mr. Chiste achieved one non-financial objective and two financial targets were met, he would have received 30% of his targeted 2006 Bonus Plan cash incentive. Although the number and details of non-financial objectives were specifically structured for each named executive officer due to their differing abilities of satisfying the objectives that had been established, all financial targets and non-financial objectives needed to be achieved to receive 100% of the targeted cash incentives under the executive officer’s 2006 Bonus Plan. See “Grants of Plan-Based Awards in Fiscal Year 2006” for the threshold, target and maximum amounts that could have been received by each named executive officer under his 2006 Bonus Plan.

Number of Financial Objectives Achieved

Number of Non-Financial Objectives Achieved		3	2	1	0
	3	100%	80%	60%	10%
	2	85%	60%	30%	5%
	1	70%	40%	20%	0%
	0	50%	20%	10%	0%

Pursuant to the 2006 Bonus Plans for Messrs. Chiste, Picchi and Wren, if we consummate this offering, the bonus will increase or decrease by a percentage that is based on the average trading price of our shares during the first 20 days following the initial public offering. This additional modification is designed to reward the additional work required by those named executive officers who are most directly involved with preparing us for an initial public offering. The price ranges applicable to the modification are based on possible ranges of our stock price, and the 20-day average was selected due to our belief that this is a sufficient period to gauge the success of the offering. Each of the named executive officers subject to this modification may receive a reduction to 90% or an increase to 150% of their otherwise earned 2006 Bonus Plan amounts. If the average price of our shares during this period, as adjusted for stock-splits, is $10.00 to 11.99, $12.00 to 13.99, $14.00 to 15.99, $16.00 to 17.99 or $18.00 or above, the participating executive officers will receive 90%, 100%, 110%, 125% or 150%, respectively, of their bonus amount otherwise earned for the year. Due to his integral role in the offering process and overall responsibility for influencing all aspects of our business, Mr. Chiste will receive an additional 25% of his total bonus for the year if the average trading price of our shares is $20.00 and an additional 25% for each dollar of average trading price in excess of that amount. In addition, pursuant to his employment agreement, Mr. Chiste will receive a one-time bonus of $250,000 upon the successful completion of this offering.

Mr. Magnotti’s 2006 Bonus Plan also provided that he was to receive a cash incentive equal to 0.1% of the value of each Smart Grid Solutions Group sale of $5 million or more to a single customer booked in 2006, provided that Mr. Magnotti played a key role in securing that sale and that shipment was scheduled to occur prior to December 31, 2007. This additional bonus was designed to provide Mr. Magnotti, who heads our Alternative Energy Resources Group, with an incentive for working directly with customers of our Smart Grid Solutions Group in securing business. Collaboration between the Alternative Energy Resources Group and the Smart Grid Solutions Group is key to the long-term success of our business.

Amounts Earned Under 2006 Bonus Plan

The amounts earned by each of our named executive officers under the 2006 Bonus Plan was determined in February 2007 by the compensation committee after examining our financial results and evaluating the performance by each executive officer of his individual plan goals. For 2006, the compensation committee determined that we achieved one company-wide financial goal: the year-end cash balance target. In addition, the compensation committee determined that Mr. Magnotti achieved the Alternative Energy Resources Group’s financial goals for revenue and EBITDA and that Mr. Myszka achieved the Smart Grid Solutions Group’s financial goal for gross profit percentage. Messrs. Chiste, Picchi, Magnotti, Myszka and Wren achieved three, four, six, six and three non-financial goals, respectively.

Based on the achievement of these financial and non-financial goals, the compensation committee determined that the amounts earned by each of our named executive officers during fiscal year 2006 under the 2006 Bonus Plan were $96,390, $2,160, $16,200, $12,400 and $3,285 for Messrs. Chiste, Picchi, Magnotti, Myszka and Wren, respectively.

2006 VPC Bonus Pool

The VPC Bonus Pool was designed to encourage the short-term and long-term success of the Alternative Energy Resources Group by promoting teamwork across all departments and functional areas of responsibility. The VPC Bonus Pool was determined by measuring two metrics important to the growth of our VPC business: the increase in cumulative installed capacity and the increase in contractual capacity. In December 2005, the compensation committee set the target 2006 VPC Bonus Pool at $462,000, which was determined based on our estimated levels of VPC implementation. During 2006, we allocated funds to the 2006 VPC Bonus Pool when we completed any of the following events:

•	installation of each net residential control device;

•	installation of each net multi-family unit;

•	installation of each small commercial kilowatt;

•	installation of each large commercial kilowatt;

•	signing of each megawatt of greenfield VPC; and

•	signing of each megawatt of brownfield VPC.

Certain managers, senior managers, executive officers and other key employees participated in the 2006 VPC Bonus Pool, with named executive officers being allocated 37% of the total pool. For 2006, Mr. Chiste was allocated 2% of the pool, Messrs. Picchi and Wren were each allocated 3% of the pool, Mr. Myszka was allocated 4% of the pool and Mr. Magnotti, who is the named executive officer primarily responsible for the success of our Alternative Energy Resources Group, including our VPC program, was allocated 25% of the pool. The amounts earned by each of our named executive officers under the 2006 VPC Bonus Pool were paid in August 2006 and February 2007. The initial payout to participants of accrued amounts under the 2006 VPC Bonus Pool was made following the receipt of June 30, 2006 financial information and resulted in payments to our named executive officers of $1,468, $2,203, $18,358, $2,937 and $2,203 for Messrs. Chiste, Picchi, Magnotti, Myszka and Wren, respectively. The final payout under the 2006 VPC Bonus Pool was made following the receipt of December 31, 2006 financial information and resulted in payments to our named executive officers of $825, $1,238, $10,319, $1,640 and $1,238 for Messrs. Chiste, Picchi, Magnotti, Myszka and Wren, respectively.

Employment Agreement Signing Bonus

Each of Messrs. Picchi, Myszka and Wren received a one-time signing bonus of $7,500 upon execution of their employment agreements, which were entered into effective as of December 31, 2006. These payments were determined to be appropriate by the compensation committee as compensation for these officers waiving certain vesting acceleration rights they had with respect to existing stock options.

Initial Public Offering Bonus

Due to their efforts during 2006 in preparing for the initial public offering of our common stock, the compensation committee awarded Mr. Chiste a cash bonus of $15,000 and each of Messrs. Picchi, Magnotti, Myszka and Wren a cash bonus of $10,000. These bonuses were approved in early 2007 and were designed to reward each of our named executive officers for their efforts in preparing the company for an initial public offering while continuing to grow our business.

Long-Term Incentive Compensation

Overview

We currently administer long-term incentive compensation awards through our 2006 Long-Term Incentive Plan adopted in August 2006. This plan amended and restated our 2000 Stock Option Plan under which equity incentive grants were made prior to August 2006. The purpose of the plan is to promote the interests of the company and our stockholders by encouraging our employees, non-employee directors and other service providers to acquire or increase their equity interest in the company, thereby encouraging them to work toward our continued growth and success. The plan permits awards of stock options, restricted stock, performance based stock and options and other forms of equity compensation.

Historically, we have awarded non-qualified stock options as the primary form of equity compensation. We selected this form because of the favorable accounting and tax treatment and the expectation by key employees in our industry that they would receive stock options. We have also selectively made use of restricted stock grants. We have generally considered and made equity awards in three circumstances:

•	upon hiring new executive officers;

•	following significant equity financings after considering the impact of dilution on our executive officers; and

•	to existing executive officers upon the hiring of a new executive officer after comparisons are made between executive officers with respect to proportionality and fairness across our management team.

Until the end of the 2005 fiscal year, we permitted executive officers to take stock options of equivalent value in lieu of portions of their cash incentive awards. We provided this choice because it favored our venture capital-based structure and our desire to favor equity awards over cash compensation. Other than those equity grants tied to the performance criteria established in our bonus plans, we have not had any program or systematic practice of making annual grants of equity incentive awards to named executive officers.

Stock option and restricted stock awards that we have granted have vested upon both performance-based and time-based measures. Performance-based awards are forfeitable if specified performance targets are not achieved within a specified period of time. Time-based awards vest in accordance with vesting schedules determined by our compensation committee.

2006 Long-Term Equity Incentive Awards

In February 2006, the compensation committee awarded Mr. Picchi stock options to acquire 50,000 shares of our common stock in consideration of his joining us as our principal accounting officer.

In May 2006, the compensation committee awarded Mr. Chiste stock options to acquire 31,446 shares of our common stock in recognition of his contribution to closing the sale of our Series C preferred stock to a strategic investor and the coincident execution of a development agreement with such investor. The number of stock options was based on a formula developed in 2005 wherein it was agreed that Mr. Chiste would receive $100,000 in stock options based on the value of our common stock at the closing of our Series C preferred stock financing.

In June 2006, the compensation committee awarded Mr. Picchi stock options to acquire 25,000 shares of our common stock. This award was designed to reward Mr. Picchi for the service he would be providing to us in preparing for our initial public offering in his new position as our chief financial officer. The stock options vest one eighth each quarter over two years. The unexercised portion of this option will be forfeitable if we do not close an initial public offering of our capital stock before June 30, 2007.

In August 2006, the compensation committee awarded Messrs. Magnotti and Myszka stock options to acquire 15,000 shares of our common stock. The stock options were forfeitable if certain financial goals were not achieved for the year ended December 31, 2006. In order to receive the full grant, we were required to achieve annual revenue for the year ended December 31, 2006 of $38.4 million. To receive one-half of the grant, we were required to achieve annual revenue for the year ended December 31, 2006 of $37 million. The threshold amount was 2,500 options, which was tied to a $36 million revenue target. The compensation committee awarded these grants to provide an additional incentive for the heads of our Alternative Energy Resources Group and Smart Grid Solutions Group to meet our revenue targets for 2006. We only met the threshold revenue target of $36 million for 2006, which, accordingly, resulted in 12,500 of the potential 15,000 stock options being forfeited.

In October 2006, the compensation committee awarded Messrs. Chiste, Magnotti and Wren stock options to acquire 25,000, 10,000 and 5,000 shares of our common stock, respectively, vesting one sixteenth each quarter over four years, and with a term of seven years. These stock options were granted to replace previously granted stock options for the same number of shares that had been issued in 2003. The previous stock options had been forfeited because vesting requirements had not been met, but this forfeiture had not been effectively communicated and the stock options had continued to be shown by the company as outstanding. The compensation committee determined that an equitable resolution of this matter was to issue the same number of stock options, but at the higher, current fair market value exercise price and with new time-based vesting terms.

Stock Option Practices

We have awarded all stock options to purchase our common stock to executive officers at or above the fair market value of our common stock at the grant date. We have not back-dated any option awards. With the exception of the October 2006 awards, the fair market value of all options granted in 2006 was determined by a contemporaneous independent valuation of our common stock provided to us by Duff & Phelps LLC, a professional valuation firm that the compensation committee engaged for such purpose. We estimated the fair market value of the October 2006 awards based on the most recent appraisal by Duff & Phelps LLC, estimates of our equity value provided to us by the underwriters in our initial public offering, estimates of the probable public offering price range of our common stock and our own internal financial forecasts and expectations. Following this offering, new employees will be awarded stock options at the next regularly scheduled meeting of the compensation committee following their hire dates, and the grant will have an exercise price equal to the closing market price of our common stock on the date of the meeting.

As a privately owned company, there has been no market for our common stock. Accordingly, in 2006, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee is considering adopting a policy regarding the timing of grants to be applicable following our initial public offering.

Perquisites and Other Personal Benefits

We have two corporate offices as well as several satellite offices and require frequent travel by our employees, including Mr. Chiste and Mr. Wren. In 2006, Mr. Chiste and Mr. Wren, who both reside in Texas, discharged a significant portion of their executive responsibilities in our New Jersey and Atlanta offices, respectively. Messrs. Chiste and Wren, other executive officers and a number of other employees travel frequently between our New Jersey and Atlanta offices and to our satellite offices. Accordingly, we deemed it appropriate and economically efficient to provide a single corporate apartment and company automobiles of New Jersey and Atlanta for the use of all employees, including Mr. Chiste and Mr. Wren, while they work at these locations. Because Messrs. Chiste and Wren principally reside in Texas, we determined for disclosure purposes that the amounts allocable to them for their air transportation to and from, and their proportional use of the apartment and automobile in New Jersey and Atlanta, respectively, should be viewed as perquisites. In addition, because of Mr. Chiste’s extensive travel schedule, we reimburse him for air transportation costs for his wife to fly occasionally between Texas and New Jersey. See the Summary Compensation Table below for the amounts attributable to Messrs. Chiste and Wren for these benefits provided in 2006.

Mr. Chiste is entitled to be reimbursed for the cost of an annual physical and for the preparation of his income taxes. Because we consider the physical condition of our named executive officers to be important to their performance, we reimbursed each of them $2,850 during 2006 to undergo an extensive physical examination. These amounts are reflected in the Summary Compensation Table below.

We maintain an employee benefit plan that provides our employees with the opportunity to enroll in our health, dental and life insurance plans. Each of these benefit plans requires the employee to pay a portion of the premium, with the company picking up the remainder. These benefits are offered on the same basis to all employees. We also maintain a 401(k) retirement plan that is available to all full-time U.S. employees including named executive officers. We do not match elective employee-participant contributions.

Stock Ownership Requirements

We do not currently have any policy or guidelines that require a specified ownership of our common stock by our directors or executive officers or stock retention guidelines applicable to equity-based awards granted to directors and executive officers.

As of December 31, 2006, our named executive officers as a group held 125,000 shares of restricted common stock and stock options to acquire 1,129,822 shares of our common stock, which have been granted as compensation. In addition, Messrs. Chiste, Magnotti and Wren have purchased preferred stock in our private placement transactions on the same terms as other investors. If all stock options were exercised, all restrictions on common stock were removed and all preferred was converted, our named executive officers would have held approximately 13.8% of our issued and outstanding capital stock as of December 31, 2006. See “Outstanding Equity Awards at Fiscal 2006 Year-End” for outstanding options and restricted stock awards held by our named executive officers.

2007 Transitional Compensation Framework

We viewed 2006 as the year in which we would transition from being a private to a public company with a larger and more diverse stockholder base. Accordingly, in 2006, we began the process of establishing a more structured and measurable compensation framework for executive officers appropriate for a public company and responsive to the requirements and expectations of our anticipated expanding stockholder base.

In 2006, we undertook the following actions:

•	appointed four independent directors with public company experience, one a qualified financial expert;

•

revised and amended our compensation committee charter to make it compliant with all current rules and guidelines of the Nasdaq Global Market, the Securities and Exchange Act of 1934 and the Sarbanes Oxley Act of 2002;

•	adopted a new 2006 Long-Term Incentive Plan compliant with Internal Revenue Code Section 162(m) and FAS 123(R); and

•	the compensation committee engaged a compensation consultant to assist it in evaluating and structuring executive officer compensation programs for 2007.

This section summarizes the significant steps we have taken to date with respect to establishing compensation elements for 2007.

Compensation Committee Evaluation of Executive Officer Compensation Policies to be Applied in 2007

In the fall of 2006, the compensation committee began an evaluation of the objectives, design, elements and process for establishing executive officer compensation with the intention of adopting changes for 2007 that would be appropriate for a company whose stockholder base is in transition from being privately-held (with over 90% of the ownership concentrated in fewer than ten stockholders) to possibly becoming a publicly-traded company. In connection with this evaluation, the compensation committee retained Pearl Meyer & Partners as its consultant to prepare an extensive executive officer compensation study that included an analysis of compensation levels at public companies in the same or similar industries and a review of our existing salary structure, annual incentive programs and long-term incentive plans. The consultant also worked with the compensation committee to provide guidance on recommendations with respect to possible policies and elements of compensation.

Although the compensation committee is still in the process of finalizing several decisions in order to implement new or modified policies for 2007, the following are material changes that it has already made or is determined to make:

•	Base Salaries:

➢	establish 2007 base salaries at the market median, or the 50th percentile, of our peer group of public companies as determined by the compensation consultant we engaged; and

➢	established base salaries for Messrs. Chiste, Picchi, Magnotti, Myszka and Wren of $350,000, $190,000, $215,000, $215,000 and $200,000, respectively.

•	Annual Cash Bonuses for 2007:

➢

establish 2007 annual cash bonus targets that are calculated as a percentage of the participant’s base salary, with performance metrics that provide for a range of payments beginning with no bonus below a threshold performance level and then a target level and a maximum level; and

➢

establish performance metrics for achieving an annual cash bonus similar to those established for 2006, based on revenues, EBITDA and year-end cash, which are directly linked our 2007 operating budget.

•	Long-Term Incentive Compensation for 2007:

➢	establish 2007 long-term equity incentive compensation at a level so that the executive officer’s total compensation target would be at the 75th percentile of our peer group;

➢	establish the long-term equity incentive compensation award levels as having value that is based on a multiple of each executive officer’s base salary;

➢

establish performance metrics that provide for a range of equity grants beginning with no grant below a threshold performance level, a threshold grant at 75% of the target performance level, a target grant at 100% of the multiple applied to the particular executive officer’s base salary, and a maximum grant of 125% of the target performance level;

➢	after the achievement of 2007 performance metrics is determined in the first quarter of 2008, grants will be made at the fair market value;

➢

establish that once the dollar value of the long-term equity incentive compensation to be granted is determined pursuant to the performance metrics, 75% of the resulting equity grants would be in the form of stock options and 25% of the value in the form of restricted stock, with options having a seven year term and vesting one sixteenth each quarter over four years after the date of grant and restricted stock subject to 100% vesting three years after the date of grant; the compensation committee will annually revisit whether the future restricted stock vesting should be time-based or performance-based and linked to the achievement of yet to be determined metrics;

➢

establish that in determining the number of shares of restricted stock and stock underlying options to be awarded in 2007, the restricted stock would be valued at the fair market value and the options would be valued at 50% of the value of the restricted stock. For example, if an executive officer were to receive $400,000 under this program and the market price was $20 per share on the date of grant, then the executive officer would receive the following: $100,000 of restricted stock (following the 25% policy) or 5,000 shares (which is $100,000 divided by $20), and $300,000 of options (the corresponding 75%) to acquire 30,000 shares (which is $300,000 divided by $10, which represents 50% of the $20 per share restricted stock value) at a $20 exercise price; and

➢

consider the number of shares that should be granted to executive officers and other employees as a percentage of our outstanding equity and determine that a 5% burn rate was both appropriate and within the range of its peers and would serve as an annual maximum with no obligation to award the entire pool annually.

Application of 2007 Policies to the Restricted Stock and Option Grants Expected to be Made in Connection with Our Initial Public Offering

After reviewing the long-term equity compensation that has previously been granted to executive officers and considering the benefits to us from both a retention and incentive perspective, the compensation committee determined in October 2006 that, effective concurrently with this offering, it would grant restricted stock and stock options to executive officers valued at the initial public offering price of this offering. These grants are conditioned on the successful completion of this offering by June 30, 2007. The compensation committee determined to award these grants based on a dollar value that is equal to the multiple for each executive officer’s base salary at the “target” level that has been set for 2007 rather than either the lower “threshold” multiple or the higher “maximum” multiple. Both the expectation of making grants and the condition has been communicated to our executive officers.

The terms of these grants are set forth below under “—Restricted Stock and Stock Option Grants Expected to be Made in Connection with the Initial Public Offering,” and these terms and the calculation of the number of shares are both consistent with the descriptions above under the heading “—Compensation Committee Evaluation of Executive Officer Compensation Policies to be Applied in 2007.”

Tax Implications of Executive Compensation

Our aggregate deductions for each named executive officer compensation are potentially limited by Section 162(m) of the Internal Revenue Code to the extent the aggregate amount paid to an executive officer exceeds $1.0 million, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions specified in the Internal Revenue Code. At our named executive officer compensation levels, we did not believe that Section 162(m) of the Internal Revenue Code would be applicable, and accordingly, our compensation committee did not consider its impact in determining compensation levels for our named executive officers in 2006.

Accounting Implications of Executive Compensation

Effective January 1, 2006, we were required to recognize compensation expense of all stock-based awards pursuant to the principles set forth in Statement of Financial Accounting Standards 123(R), Share-based Payment. Consequently, we began recording noncash stock compensation expense in our financial statements for stock options granted during fiscal 2006 and thereafter. In our financial statements, we utilize the prospective method to calculate noncash compensation expense. However, in the Summary Compensation Table below and the Director Compensation Table above, we used the modified prospective method as required by the SEC’s regulations. The noncash stock compensation expense for stock options that we grant is generally recognized ratably over the requisite vesting period. We continue to believe that stock options, restricted stock and other forms of equity compensation are an essential component of our compensation strategy, and we intend to continue to offer these awards in the future.

Summary Compensation Table for Fiscal Year 2006

The following table sets forth the aggregate compensation awarded to, earned by or paid to our named executive officers for 2006.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Robert M. Chiste Chairman of the Board, Chief Executive Officer and President	2006	$250,000		$15,000	—	$85,747	$98,683	$407,879	(3)	$28,704	(4)	$886,013

Michael D. Picchi Executive Vice President and Chief Financial Officer	2006	$153,673	(5)	$27,500	—	$20,270	$5,601	—		$2,850		$209,894

Frank A. Magnotti President and Chief Operating Officer, Alternative Energy Resources Group	2006	$215,000		$10,000	—	$21,466	$44,877	—		$2,850		$294,193

Edward J. Myszka President and Chief Operating Officer, Smart Grid Solutions Group	2006	$200,000		$17,500	—	$6,035	$16,988	—		$2,850		$243,373

T. Wayne Wren Executive Vice President and General Counsel	2006	$182,500		$17,500	—	$13,145	$6,726	—		$21,800	(6)	$241,671

(1)	All options granted have an exercise price equal to or greater than the fair market value of the option on the date of grant. With one exception, all options awarded had exercise prices equal to the valuation of our stock performed by Duff & Phelps LLC, its predecessor firms or other independent valuation firms. The one exception to this pricing method occurred in October 2006 when we granted options to Messrs. Chiste, Magnotti and Wren with an exercise price of $8.00 per share. The exercise price for these options was determined by our compensation committee based on an approximation of the current fair market value of our shares in relation to our prior grant of options and the anticipated price of our common stock in our initial public offering. For a discussion of assumptions made in the valuation, see “Note 15. Stock-Based Compensation” to our audited financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.
(2)	Reflects amounts earned by each named executive officer under our non-equity incentive plans for 2006. As of February 2007, we paid $2,293, $3,441, $28,677, $4,577 and $3,441 to Messrs. Chiste, Picchi, Magnotti, Myszka and Wren, respectively, under our VPC Bonus Pool. In addition, we paid $96,390, $2,160, $16,200, $12,400 and $3,285 to Messrs. Chiste, Picchi, Magnotti, Myszka and Wren under the executive officer’s respective 2006 Bonus Plan. The amounts paid to Messrs. Chiste, Picchi and Wren under his respective 2006 Bonus Plan represent the lowest amount that each executive officer may be entitled to receive following the adjustment of the bonus based on the initial public offering of our shares. The total amount earned by each these three executive officers is subject to upward revision if shares of our common stock trade at certain levels following the initial public offering. See “—Compensation Discussion and Analysis—Components of Compensation—2006 Bonus Plan.” See descriptions of these plans above under “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation—Annual Cash Incentive Awards.”
(3)	Reflects the amount that we accrued in 2006 to fund retirement payments to Mr. Chiste under certain circumstances for seven years based on his January 1, 2007 salary of $350,000. See “Employment Agreements” and “Pension Benefits.”
(4)	Reflects perquisites that we paid for (i) air transportation, apartment use and the use of a company-owned vehicle by Mr. Chiste for his travel to and from our office in New Jersey and his residence in Texas in the amount of $19,047 and (ii) air transportation between Texas and New Jersey for Mr. Chiste’s wife in the amount of $4,807.
(5)	Mr. Picchi joined us as our principal accounting officer in February 2006 and was promoted to chief financial officer in June 2006. This amount represents a combination of his pro-rated annual salary of $160,000 until June and a salary of $175,000 following his promotion. Mr. Wren served as chief financial officer prior to Mr. Picchi.
(6)	Reflects perquisites that we paid for air transportation, apartment use and the use of a company-owned vehicle by Mr. Wren for his travel to and from our corporate office in Georgia and his residence in Texas.

Grants of Plan-Based Awards in Fiscal Year 2006

The following table sets forth information about grants made to our named executive officers in 2006 pursuant to our 2006 equity and non-equity incentive plans.

Name	Grant Date	Date Action Taken(1)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards
				Threshold ($) (2)	Target ($) (3)	Maximum ($) (4)	Threshold (#)	Target (#)		Maximum (#)
Robert M. Chiste	1/26/06 1/26/06 5/31/06	12/8/05 12/8/05 2/15/06	(5) (5) (6)				—	—		—	—	3,831 228,658 31,446	$ $ $	0.82 0.82 3.18	$ $ $	2,186 130,444 69,995
	10/17/06											25,000		$8.00		$132,386
				—	$9,000	—
				$8,925	$178,500	$276,990

Michael D. Picchi	2/6/06	12/8/05					—	—		—	—	50,000		$0.82		$28,660
	7/27/06	6/20/06										25,000		$4.00		$70,698
				—	$14,000	—
				$1,700	$34,000	$65,000

Frank A. Magnotti	1/26/06	12/8/05	(5)								—	34,057		$0.82		$19,429
	8/23/06						2,500	15,000	(7)	—		—		$4.00		$10,987
	10/17/06											10,000		$8.00		$52,954
				—	$115,000	—
				$1,013	$46,250	—

Edward J. Myszka	8/23/06						2,500	15,000	(7)	—	—	—		$4.00		$10,987
				—	$18,000	—
				$1,500	$72,000	—

T. Wayne Wren	10/17/06						—	—		—	—	5,000		$8.00		$26,477
				—	$14,000	—
				$1,825	$18,250	$41,375

(1)	Reflects the date on which the compensation committee was deemed to take action and officially granted stock options that were provided for under prior agreements or arrangements.
(2)	Reflects the minimum compensation payable for the attainment of the minimum performance criteria under the executive officer’s 2006 Bonus Plan and our 2006 VPC Bonus Pool.
(3)	Reflects the compensation payable if the target performance criteria established for the executive officer were met under the executive officer’s 2006 Bonus Plan and our 2006 VPC Bonus Pool.
(4)	Reflects the maximum compensation payable if all of the performance criteria established for the applicable executive officer were met under the executive officer’s 2006 Bonus Plan and our 2006 VPC Bonus Pool. Includes the maximum compensation payable under the executive officer’s 2006 Bonus Plan if our common stock retains the average maximum anticipated price following our initial public offering over a period of 20 days. Although Mr. Chiste may receive a higher amount if our initial public offering price exceeds certain levels, the maximum listed for him in the table assumes his receipt of the same percentage increase as other named executive offices. The 2006 Bonus Plans for Messrs. Magnotti and Myszka do not provide for the receipt of additional incentive payments based on the performance of our common stock following our initial public offering.
(5)	These grants were made by the compensation committee on December 8, 2005 and reflect stock options awarded based on a conversion of the executive officer’s 2005 cash bonus into stock options. The number of stock options and the exercise price was determined on January 26, 2006 when a valuation of our capital stock performed by Duff & Phelps LLC was formally recognized by our compensation committee.
(6)	These grants were made on May 23, 2006 and reflect stock options awarded to Mr. Chiste based on his completion of our Series C preferred stock financing. The incentive for Mr. Chiste’s completion of the Series C financing was set in December of 2005 at $100,000 of stock options based on the market price of our common stock on the date the financing was completed. The applicable exercise price for the determination of the number of option shares was recognized in May, and the option was dated for February to reflect the date of completion of the financing.
(7)	On August 23, 2006, our compensation committee awarded equity based incentives to Messrs. Magnotti and Myszka of 15,000 stock options each. These stock options could have been earned only if designated revenue targets were met. The schedule for these awards provided that 2,500 , 5,000 and 7,500 stock options would be earned upon our attaining revenue targets of $36 million, $37 million and $38.42 million, respectively, for the fiscal year ended December 31, 2006. After reviewing our revenues for the fiscal year ended December 31, 2006, the compensation committee determined that a revenue target of $36 million had been met, and accordingly, 2,500 stock options were earned.

Employment Agreements

Mr. Chiste

We entered into an employment agreement with Mr. Chiste on September 1, 2001. The original term expired on December 31, 2002 and has been automatically extended from year to year in accordance with the terms of the agreement. The agreement can be terminated on December 31 of each year by written notice from either party issued at least 30 days prior to that date. The compensation committee approved an increase in Mr. Chiste’s annual base salary to $350,000, effective January 1, 2007. The agreement also provides that Mr. Chiste will be eligible to receive a performance bonus not to exceed 75% of his annual base salary based on achieving reasonable performance objectives established by our board of directors. For fiscal 2007, however, the compensation committee has approved modifying the bonus amount that Mr. Chiste could earn, as discussed above under “Executive Officer Compensation—Compensation Discussion and Analysis—2007 Transitional Compensation Framework—Compensation Committee Evaluation of Executive Officer Compensation Policies to be Applied in 2007.”

Pursuant to the agreement, Mr. Chiste will receive a one-time bonus in the amount of $250,000 upon the earlier of the successful completion of our initial public offering and a sale, merger or consolidation of the company in which a change in control occurs. The agreement further provides that after the completion of an initial public offering, we will reimburse Mr. Chiste up to $50,000 for the expenses that he incurs for relocating from his home in Houston, Texas to a residence near our office in New Jersey. In addition, the agreement provides that Mr. Chiste is entitled to be reimbursed for an annual physical up to $500 and for the annual preparation of his income taxes.

During the term of the agreement and for a period of two years after its termination, Mr. Chiste is restricted from engaging in any business that is competitive with our business or soliciting our employees. Mr. Chiste is also required to assign certain intellectual property rights to us.

Pursuant to the employment agreement, we may be obligated to make payments to Mr. Chiste following the termination of his employment. He is entitled to post-employment payments provided that he is still employed with us on the attainment of his 60th birthday, which will occur in July 2007. Upon retirement, Mr. Chiste is entitled to receive annual payments equal to 50% of his final base compensation for a period of four years and annual payments equal to 25% of his final base compensation for an additional three years. In 2006, we recorded $407,879 in compensation expense related to the cumulative post-employment payments that may be made to Mr. Chiste. The total amount payable to Mr. Chiste calculated by reference to his base compensation as of January 1, 2007 would be $962,500. The total amount that we have accrued for the payment of this benefit is reflected under “Pension Benefits” below.

In the event that, following our initial public offering, any severance benefits payable to Mr. Chiste would be deemed to constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, then Mr. Chiste would also be entitled to reimbursement of the excise tax payable on such parachute payments, but the reimbursement will in no event exceed 15% of the amount of the parachute payment.

Other Named Executive Officers

Effective as of December 31, 2006, we entered into employment agreements with each of Messrs. Picchi, Magnotti, Myszka and Wren that provide for their employment as our Executive Vice President and Chief Financial Officer, President and Chief Operating Officer of the Alternative Energy Resources Group, President and Chief Operating Officer of the Smart Grid Solutions Group and Executive Vice President and General Counsel, respectively. These agreements have an initial term of two years and automatically renew for subsequent one-year terms unless we or the named executive officer provides written notice within 90 days prior to the completion of the then-current term.

Base Salaries

The employment agreements provide that Messrs. Picchi, Magnotti, Myszka and Wren receive an annual base salary of $190,000, $215,000, $215,000 and $200,000, respectively. In addition, Messrs. Picchi, Magnotti and Wren each received a one-time signing bonus of $7,500 in 2006 as compensation for waiving certain vesting acceleration rights they had with respect to existing stock options. The agreements provide that each such executive officer is entitled to participate in equity and non-equity incentive programs that we may establish from time to time.

Intellectual Property and Non-Compete Clauses

The employment agreements with each of Messrs. Picchi, Magnotti, Myszka and Wren require that the executive officer promptly disclose and assign any individual rights that he may have in any intellectual property (including inventions, concepts, designs, business opportunities, formulas, etc.) to us. Under a non-compete provision, the executive officers are prohibited from engaging in certain conduct for the longer of the period for which he is entitled to severance payments and one year after the date of his termination. During this time, these executive officers are not permitted to solicit or sell products to any of our past or present customers, induce any customer to cease doing business with us, call on any of our employees with the intent of enticing them away from employment with us or enter into any business entity or venture that sells products or services that compete with, or are similar to, our products or services.

Severance and Change in Control Payments

Under the terms our employment agreements with Messrs. Picchi, Magnotti, Myszka and Wren, we may be obligated to make severance payments following the termination of their employment. These benefits are described below under “Potential Post-Employment Payments and Payments on a Change in Control.”

In the event that any payments to which Messrs. Picchi, Magnotti, Myszka or Wren become entitled would be deemed to constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, then such payments will be subject to reduction to the extent necessary to ensure that the executive officers receive only the greater benefit of receiving the amount of those payments which would constitute such a parachute payment or the amount which yields the executive officer the greatest after-tax amount of benefits after taking into account any excise tax imposed on the payments provided to the executive officer pursuant to the agreement (or on any other benefits to which the executive officer may be entitled in connection with a change in control or the subsequent termination of service) under Section 4999 of the Internal Revenue Code.

Potential Post-Employment Payments and Payments on a Change in Control

The following table presents, for each named executive officer, the potential post employment payments and payments on a change in control and assumes that the triggering event took place on December 31, 2006. Set forth below the table is a description of certain post-employment arrangements with our named executive officers, including the severance benefits and change in control benefits to which they would be entitled under their employment agreements.

Named Executive Officer	Benefit	Before Change in control w/o Cause or for Good Reason	After Change in Control w/o Cause or for Good Reason	Before IPO w/o Cause	After IPO w/o Cause	Death and Disability	Other Post- Employment Payments
Robert M. Chiste	Severance(1)(2)	—	—	$250,000	$750,000	—	$250,000
	Retirement Payments(3)	—	—	—	—	—	$687,500
	COBRA Reimbursement(4)	—	—	$16,749	$16,749	—	—

Michael D. Picchi	Severance(5)	$142,500	$285,000	—	—	—	—
	Bonus(6)	$33,250	$49,815	—	—	—	—
	Benefits(7)	$13,351	$13,351	—	—	—	—
	Stock Options(8)	—	$984,000	—	—	$984,000	—

Frank A. Magnotti	Severance(5)	$161,250	$322,500	—	—	—	—
	Bonus(6)	$53,750	$80,625	—	—	—	—
	Benefits(7)	$13,351	$13,351	—	—	—	—
	Stock Options(8)	—	$938,385	—	—	$938,385	—

Edward J. Myszka	Severance(5)	$161,250	$322,500	—	—	—	—
	Bonus(6)	$53,750	$80,625	—	—	—	—
	Benefits(7)	$13,351	$13,351	—	—	—	—
	Stock Options(8)	—	$1,666,132	—	—	$1,666,132	—

T. Wayne Wren	Severance(5)	$150,000	$300,000	—	—	—	—
	Bonus(6)	$25,000	$37,500	—	—	—	—
	Benefits(7)	$13,351	$13,351	—	—	—	—
	Stock Options(8)	—	$557,243	—	—	$557,243	—

(1)	Mr. Chiste is entitled to a one-time payment of $250,000 upon a change in control prior to an initial public offering. This is a “single trigger” payment that does not require a termination of Mr. Chiste’s employment.
(2)	Mr. Chiste is entitled to payments in the amount of his annual base compensation, which was $250,000 as of December 31, 2006, if he is terminated without cause prior to an initial public offering. He is entitled to a lump some payment equal to three times his annual base compensation if his employment is terminated without cause after an initial public offering. Effective as of January 1, 2007, Mr. Chiste’s base salary increased to $350,000, which would entitle him to a lump sum payment of $1,050,000 following a termination without cause following an initial public offering.
(3)

Mr. Chiste is entitled to post-employment retirement payments in the aggregate amount of $687,500 based on his annual base salary as of December 31, 2006 provided that he is employed with us after attaining his 60th birthday in June 2007. Based on his new salary of $350,000 effective as of January 1, 2007, Mr. Chiste would be entitled to a payment of $962,500.

(4)	Mr. Chiste is entitled to the reimbursement of all of his COBRA expenses if he is terminated without cause. The aggregate amount of these benefits is estimated to be $27,768 based on COBRA arrangements in effect as of December 31, 2006.
(5)	Messrs. Picchi, Magnotti, Myszka and Wren are entitled to severance payments equal to nine months of their annual base salary if they are terminated without cause and 18 months of their annual base salary if they are terminated without cause within 12 months following a change in control. Amounts payable in each case were estimated based on annual base salary as of December 31, 2006.
(6)	Messrs. Picchi, Magnotti, Myszka and Wren are entitled to severance payments equal to their prorated prior year bonus payments if they are terminated without cause prior to a change in control. The severance payments were estimated by assuming, in each case, that they had received their respective targeted 2006 Bonus Plan amount in the year prior to termination and were terminated on December 31, 2006. If they are terminated within 12 months after a change in control, they are entitled to a severance payment equal to 1.5 times their bonus received in the year prior to their termination. Severance payments were estimated based, in each case, on multiplying their respective targeted 2006 Bonus Plan amount times 1.5.

(7)	Messrs. Picchi, Magnotti, Myszka and Wren are entitled to the continuation of the benefits that we provide to all employees during the period of time that they are entitled to severance payments.
(8)	Stock options held by Messrs. Picchi, Magnotti, Myszka and Wren vest and are eligible for exercise on a termination without cause following a change in control. Amounts represent stock options that vest upon such event, at an assumed value of $16.00 per share (the midpoint of the range on the cover of this prospectus) less the option exercise price.

Severance Benefits

Mr. Chiste

Under Mr. Chiste’s employment agreement, we may be obligated to make severance payments to him upon termination of his employment if we terminate him other than for cause, including a termination by virtue of a notice not to extend the agreement. “Cause” is defined under Mr. Chiste’s employment agreement as a termination with the approval of at least two-thirds of our board of directors under circumstances including the following:

•	breach by him of any material provision of his employment agreement;

•	material breach by him of any of our written policies;

•

his inability to perform his duties due to illness, physical or mental disability, or other incapacity which continues for an uninterrupted period of 60 consecutive days or one 120 in any twelve-month period;

•	fraud by him with respect to our business or affairs;

•	his conviction of a felony; or

•	alcohol abuse or illegal drug use.

Upon termination, Mr. Chiste is entitled to receive the following severance benefits:

•	any earned but unpaid base compensation through the termination date;

•	one year of annual base salary;

•	reimbursement of business expenses incurred prior to termination;

•	any benefits available to Mr. Chiste under any benefit plan or program in which Mr. Chiste is a participant; and

•	reimbursement to Mr. Chiste of the cost of COBRA coverage for him and his family.

Mr. Chiste’s employment agreement further provides that if his termination, other than for cause, occurs after our initial public offering, he is entitled to the same benefits described above except that he is entitled to receive a payment equal to three times his annual base salary payable in a lump sum, plus the limited tax “gross-up” described above. Any severance benefits payable to Mr. Chiste will be in addition to any retirement benefits to which he may become entitled.

Mr. Chiste’s employment agreement does not provide for the payment of severance benefits following a termination of employment by him for good reason.

Other Named Executive Officers

Under the employment agreements with each of Messrs. Picchi, Magnotti, Myszka and Wren, we may be obligated to make severance payments following the termination of each executive officer’s employment if we terminate him without cause or he terminates his employment for good reason, subject to certain cure periods. “Cause” is defined under each employment agreement as:

•	the executive officer’s breach of a material provision of the agreement;

•	the executive officer’s material breach of any of our written policies or procedures;

•	the executive officer’s material non-compliance with a lawful direction given by our chief executive officer;

•	the executive officer’s inability to perform his duties for an uninterrupted period of 180 days;

•	fraud by the executive officer with respect to our business affairs;

•	the executive officer’s commission or plea of no contest to a felony or crime involving moral turpitude; or

•	alcohol abuse or illegal drug use by the executive officer.

“Good reason” is defined under each employment agreement as:

•	the reduction of the executive officer’s salary or other material component of compensation under the agreement without the executive officer’s prior written consent; or

•	our relocation of the executive officer to a location more than 75 miles from the location specified in his agreement without the executive officer’s prior written consent.

If the employment of Messrs. Picchi, Magnotti, Myszka or Wren is terminated by us for cause or by the executive officer without good reason, we are not obligated to make any severance payments to the executive officer. The amount that an executive officer is entitled to receive upon a termination of his employment by us without cause or by the executive officer with good reason is based on the executive officer’s base salary at the time of termination and his incentive compensation. Under the severance provisions of each executive officer’s employment agreement, they are each entitled to severance pay in the amount of nine months of annual base salary plus an amount equal to 75% of his non-equity incentive compensation for the prior year. In addition, the executive officers are entitled to the continuation of benefits under our standard employee benefit plan during the period that they are entitled to receive severance payments.

Change in Control Benefits

Mr. Chiste

Pursuant to his employment agreement, Mr. Chiste is entitled to a one-time payment of $250,000 if there is a change in control transaction prior to an initial public offering. See the Other Post-Employment Payments column in the table under “Potential Post-Employment Payments and Payments on a Change in Control.”

Other Named Executive Officers

Pursuant to the employment agreements entered into with each of Messrs. Picchi, Magnotti, Myszka and Wren, we may be required to make payments to them upon a change in control. A change of control will occur upon the occurrence of any of the following events that results in a majority of our board of directors prior to the event not constituting the majority of our board of directors immediately after the completion of the transaction:

•

any person (as described in Section 13(d) under the Exchange Act) becomes the beneficial owner of our securities (excluding those securities acquired directly from us or our affiliates) representing 50% or more of the combined voting power of our then-outstanding voting securities;

•

a merger or consolidation of us with any other corporation unless the voting securities of the company outstanding immediately prior to the transaction continue to represent (either by remaining outstanding or being converted into voting securities of another entity) more than 50% of the combined voting power of the voting securities of the surviving or parent company; or

•

the consummation of an agreement for the sale or disposition by us of all or substantially all of our assets, other than to an entity where at least 50% of the combined voting power of the voting securities are owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale.

If a termination without cause or by the executive officer with good reason occurs within 12 months after the occurrence of a change in control, then the executive officer will be entitled to severance payments equal to 18 months of his base salary plus 150% of his prior year’s non-equity incentive award. In addition, each executive officer will immediately be vested in all unvested stock options upon a change in control.

Pension Benefits

The following table reflects the present value of our accumulated pension benefits for Mr. Chiste as of December 31, 2006. We do not provide retirement benefits for any other named executive officer other than any contributions that they may make under our 401(k) plan.

Name	Plan Name	Number of Years of Credited Service (#)		Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Robert M. Chiste	Retirement Plan		(1)	$692,879	(2)	—

(1)	Mr. Chiste’s benefit is a contractual obligation that makes payments for seven years following his retirement after attaining age 60 as long as certain conditions have been met. See “Employment Agreements—Mr. Chiste.” The amount of benefit that he may receive is based upon his salary in the last year of his employment and does not involve years of credited service.
(2)	Reflects the amount based on Mr. Chiste’s salary of $350,000 as of January 1, 2007.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table reflects all outstanding equity awards held by our named executive officers as of December 31, 2006.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert M. Chiste	1,965 239 14,291 6,250 196,875 —	25,550 2,874 171,494 50,000 28,125 25,000	—	$ $ $ $ $ $	3.18 0.82 0.82 0.58 2.40 8.00	2/15/13 12/8/12 12/8/12 12/14/11 6/10/10 10/17/13	(1) (2) (2) (3) (4) (5)	—	—	—	—

Michael D. Picchi	3,125 —	18,750 50,000	—	$ $	4.00 0.82	6/20/13 2/5/13	(6) (7)	—	—	—	—

Frank A. Magnotti	937 8,514 6,250 24,100 24,375 48,912 15,125 —	14,063 25,543 6,250 — 8,125 6,987 — 10,000	—	$ $ $ $ $ $ $ $	4.00 0.82 0.58 0.58 2.40 2.40 2.62 8.00	8/23/13 12/8/12 12/14/11 6/30/11 11/04/10 6/10/10 11/12/11 10/17/13	(8) (2) (3) (9) (10) (4) (11) (5)	—	—	—	—

Edward J. Myszka	937 58,875	14,063 98,125	—	$ $	4.00 0.74	8/23/13 4/19/12	(8) (12)	—	—	—	—

T. Wayne Wren	— 6,250 19,100 9,375 45,937 5,000 20,000 —	37,500 6,250 — 3,125 6,562 — — 5,000	—	$ $ $ $ $ $ $ $	0.58 0.58 0.58 2.40 2.40 2.40 2.40 8.00	12/14/11 12/14/11 6/30/11 11/4/10 6/10/10 12/3/07 5/3/07 10/17/13	(13) (3) (9) (10) (4) (14) (15) (5)	—	—	—	—

(1)	Option vests one-sixteenth each quarter over four years beginning May 15, 2006.
(2)	Option vests one-sixteenth each quarter over four years commencing March 8, 2006 and on the first day of each calendar quarter thereafter.
(3)	Option vests one-sixteenth each quarter over four years commencing March 14, 2005.
(4)	Option vests one-sixteenth each quarter over four years commencing September 10, 2003.
(5)	Option vests one-sixteenth each quarter over four years commencing January 17, 2007.
(6)	Option vests one eighth each quarter over two years commencing September 20, 2006.
(7)	Option vested one-fourth on February 6, 2007 and one-twelfth of the remaining grant vests on the first day of each calendar quarter thereafter.
(8)	Option vests one-sixteenth each quarter over four years commencing November 23, 2006.
(9)	Option vested one-half on July 1, 2004 and one-eighth of the remaining grant each quarter over two years commencing October 1, 2004.
(10)	Option vests one-sixteenth each quarter over four years commencing February 5, 2003.
(11)	Option vested one-third each year on July 1, 2002, 2003 and 2004.
(12)	Option vested one fourth on April 19, 2006 and one-twelfth of the remaining grant vests on the first day of each calendar quarter thereafter.
(13)	Option vests fully on the earlier of December 13, 2009, the sale of all or a substantial portion of the company with the valuation of the company at $12.00 or more per share or the merger of the company with another entity with the valuation of the company at $12.00 or more per share.

(14)	Option vested one-third each year on May 3, 2003, 2004 and 2005.
(15)	Option vests one-third each third year on December 3, 2003, 2004 and 2005.

Option Exercises and Stock Vested in 2006

The following table reflects the stock options exercised by our named executive officers during 2006. No restricted stock vested in 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert M. Chiste	350,021	$457,154	—	—
Michael D. Picchi	3,125	$12,500	—	—
Frank A. Magnotti	10,000	$16,000	—	—
Edward J. Myszka	—	—	—	—
T. Wayne Wren	5,000	$28,000	—	—

Restricted Stock and Stock Option Grants Expected to be Made in Connection with Our Initial Public Offering

In October 2006, our compensation committee determined that concurrently with the consummation of our initial public offering, it expects to grant restricted stock and stock options to our named executives officers based on the same long-term incentive compensation policies that it has adopted for 2007. Although these grants to our executive officers are based on their successful performance during 2006, these grants will not be made until this offering is consummated, and the numbers of shares of restricted stock and shares underlying the stock options will be determined based on that offering price. For a description of how such grants were determined, see “Executive Officer Compensation—Compensation Discussion and Analysis—2007 Transitional Compensation Framework—Compensation Committee Evaluation of Executive Officer Compensation Policies to Be Applied in 2007.”

Based on an assumed offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), the number of shares of restricted stock and shares underlying stock options expected to be granted to named executive officers are set forth in the following table.

Name	Number of Shares of Restricted Stock (#) (1)	Value of Restricted Stock ($) (2)	Number of Shares Underlying Stock Options (#) (1)	Value of Stock Options ($) (2)	Total Value of Restricted Stock and Stock Options ($)
Robert M. Chiste	16,408	$262,500	98,438	$787,500	$1,050,000
Michael D. Picchi	3,711	$59,375	22,266	$178,125	$237,500
Frank A. Magnotti	5,039	$80,625	30,234	$241,875	$322,500
Edward J. Myszka	5,039	$80,625	30,234	$241,875	$322,500
T. Wayne Wren	3,125	$50,000	18,750	$150,000	$200,000

(1)	The number of shares of restricted stock and shares underlying the stock options set forth in the table are for illustrative purposes only. Because the actual numbers will based on the per share price to the public as set forth on the cover page of the final prospectus for this offering, if such price is lower than the assumed price, then the number of shares will be higher and if such price is higher, then the number of shares will be lower.
(2)	The aggregate dollar value of the grants to be made to each named executive has been established by the compensation committee and will be converted into the appropriate number of shares of restricted stock and shares underlying stock options as described under “Executive Officer Compensation—Compensation Discussion and Analysis—2007 Transitional Compensation Framework—Compensation Committee Evaluation of Executive Officer Compensation Policies to Be Applied in 2007.” The dollar values for Messrs. Chiste, Picchi, Magnotti, Myszka and Wren are $1,050,000, $237,500, $322,500, $322,500 and $200,000, respectively. For a discussion of assumptions made in the valuation, see “Note 15. Stock-Based Compensation” to our audited financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

The per share exercise price for the stock options will be the per share price to the public as set forth on the cover page of the final prospectus for this offering, and the grant date will be the date of the final prospectus. The stock options granted to named executive officers will have a term of seven years and will vest in equal quarterly installments over a period of four years subject to their continued employment. The restricted stock will vest on the third anniversary date of the date of grant subject to the named executive officers’ continued employment with us.

2006 Long-Term Incentive Plan

The following contains a summary of the material terms of our Comverge, Inc. 2006 Long-Term Incentive Plan, which has been adopted by our board of directors and will be approved by our stockholders prior to the consummation of this offering. The 2006 plan is an amendment and restatement of the Comverge, Inc. 2000 Stock Option Plan, or 2000 plan. Awards granted on or after the June 20, 2006 effective date of the 2006 plan are governed exclusively by the terms of the 2006 plan. Stock options granted prior to June 20, 2006 will also be governed by the 2006 plan unless the terms of the 2006 plan are inconsistent with the terms of the stock options granted under the 2000 plan and would result in a material modification of a grant under the 2000 plan. The following description of the terms of the 2006 plan is not complete. For more information, we refer you to the full text of the 2006 plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose of the 2006 Plan.    The 2006 plan is intended to promote our interests and the interests of our stockholders by encouraging our employees, service providers and non-employee directors to acquire or increase their equity interests in our common stock, thereby giving them an added incentive to work toward our continued growth and success.

Term of the 2006 Plan.    The 2006 plan terminates upon, and no further awards will be made, after the tenth anniversary of the effective date.

Shares Subject to the 2006 Plan.    Except as provided below, the maximum number of shares that may be issued under the 2006 plan shall not exceed 4,241,933. Other 2006 plan limitations include:

•

annual individual performance awards are limited to 500,000 shares, and the sum of cash and value of common stock underlying an award paid to any one individual in any one year is limited to $10,000,000; and

•	no more than 4,241,933 shares can be issued pursuant to incentive options during the life of the 2006 plan.

Administration of the 2006 Plan.    The 2006 plan is administered by a committee of our board of directors, which has broad authority to:

•	interpret the 2006 plan and all 2006 plan awards;

•	make, amend and rescind any rules as it deems necessary for the proper administration of the 2006 plan;

•	make all other determinations necessary or advisable for the administration of the 2006 plan; and

•	correct any defect, supply any omission or reconcile any inconsistency in the 2006 plan and award made under the 2006 plan.

The board of directors may amend, suspend or terminate the 2006 plan without the consent of any person, but no amendment, suspension or termination of the 2006 plan may, without the consent of the holder of an award, terminate such award or materially adversely affect such person’s rights with respect to such award. No amendment can be effective prior to its approval by our stockholders, to the extent that such approval is required by applicable legal requirements or any exchange on which our common stock is listed. Any action taken or determination made by the committee will be final, binding and conclusive on all affected persons.

Granting of Awards to Participants.    Subject to the terms and conditions set forth in the 2006 plan, the committee has broad authority to determine who may participate in the 2006 plan and the type and size of the awards to participants. Any employee, service provider or non-employee director may be selected by the committee to participate in the 2006 plan. In selecting participants and determining awards, the committee may consider the contribution the recipient has made and/or may make to our growth and any other factors that it may deem relevant. No member of the committee will vote or act upon any matter relating solely to himself, and grants of awards to members of the committee must be ratified by our board of directors.

Eligibility.    Except as set forth below with respect to incentive options, all awards may be granted by the committee to any employee, service provider or non-employee director who performs services for the company or an affiliate and who is determined by the committee to be eligible for an award.

Type of 2006 Plan Awards.    Awards granted under the 2006 plan may include any of the following:

•

non-qualified options are options to purchase shares of our common stock at an exercise price of not less than 100% of the fair market value per share on the date of grant. Options may not be repriced without stockholder approval;

•

incentive options are options designed to meet certain tax code provisions, which provide favorable tax treatment to optionees if certain conditions are met. Incentive options are issued at an exercise price not less than 100% of the fair market value per share (or 110% of fair market value per share if issued to 10% stockholders) on the date of grant and may only be granted to our employees;

•

restricted stock units are rights to receive a specified number of shares of our common stock or the fair market value of such common stock in cash upon expiration of the deferral period specified for such restricted stock units by the committee;

•

restricted stock is common stock which is transferred to the participant subject to such forfeiture and other restrictions as the committee, in its sole discretion, shall determine. Restricted stock may not be transferred by the participant prior to the lapse of such restrictions;

•

stock appreciation rights are rights to receive shares of our common stock, the value of which is equal to the spread or excess of (i) the fair market value per share on the date of exercise over (ii) the fair market value per share on the date of grant with respect to a specified number of shares of common stock; and

•	our common stock may be sold or granted as a bonus under the 2006 plan to participants, in the discretion of the committee, on such terms and conditions as it may establish.

Performance Awards.    The committee may grant performance awards to employees, service providers or non-employee directors based on performance criteria measured over a period of not less than one year and not more than five (5) years. The committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to increase the amounts payable under any award subject to performance conditions. The performance goals for performance awards will consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the committee. For any award granted to an employee that is intended to meet the requirements of the performance-based exception of Internal Revenue Code Section 162(m), one or more of the following business criteria will be used by the committee in establishing performance goals for performance awards granted to a participant:

•	earnings per share;

•	increase in revenues;

•	increase in cash flow;

•	increase in cash flow return;

•	return on net assets;

•	return on assets;

•	return on investment;

•	return on capital;

•	return on equity;

•	economic value added;

•	gross margin;

•	net income;

•	pretax earnings;

•	pretax earnings before interest, depreciation and amortization;

•	pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items;

•	operating income;

•	total stockholder return;

•	debt reduction;

•	increases in megawatts through new contract executions;

•	successful completion of an acquisition, initial public offering, private placement of equity or debt; and

•	reduction of expenses.

Any of the performance goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the committee, including the Standard & Poor’s 500 Stock Index or components thereof or a group of comparable companies.

Vesting of Awards and Exercise of Options and Stock Appreciation Rights.    Except as otherwise determined by the committee and set forth in any award or other agreement, upon a participant’s termination of service prior to vesting or during the applicable deferral period, the award will be forfeited by the participant pursuant to its terms, or if so provided under the terms for the award, shall continue subject to the restrictions, terms and conditions set by the committee with respect to each award. Notwithstanding the foregoing, unless specifically provided to the contrary by the committee in the award, upon (i) the termination of an employee or service provider without cause, or termination by an employee or service provider with good reason within one year from the effective date of a change of control or (ii) death or disability of the participant, any options or restricted stock awarded to such participant will become vested. Options and stock appreciation rights which are not vested are terminated upon termination of employment for any reason other than death or disability. Options and stock appreciation rights which are vested may be exercised for a period of three months after termination for any reason other than death, disability or a for-cause termination by us. Options and stock appreciation rights terminate immediately in the case of a for-cause termination. In the event of death or disability of the participant, the options or stock appreciation rights are exercisable for one year after the termination.

Share Counting and Forfeitures.    Shares issued in connection with the exercise of an award, other than those withheld from issuance for the payment of taxes or exercise price, will no longer be available for any further award under the 2006 plan. When an award is forfeited or can no longer be exercised or paid due to forfeiture, the number of shares released from such award will thereafter be available under the 2006 plan for the grant of additional awards. If any stock-denominated award is paid in cash, forfeited or otherwise lapses, expires, terminates or is canceled without the delivery of shares, then the number of shares subject to such award will be added back to the share “pool” and be available for future awards. With respect to a dollar-denominated award that is paid in shares, the share “pool” will be reduced by the number of shares delivered to pay such dollar-denominated award.

Term of Awards.    The term or restricted period of each award that is an option, stock appreciation right, restricted stock unit or restricted stock will be for such period as may be determined by the committee, not to exceed a period of 10 years.

Mergers, Recapitalization, Etc.    In the event of a merger in which we are not the surviving corporation, or in the event of a transaction in which substantially all of our stock or assets is acquired, the committee may in its discretion terminate all outstanding options and stock appreciation rights by giving 20 days notice. The holder of such award will have the right to exercise the options or stock appreciation rights during the 20-day period. If the options or stock appreciation rights are not terminated in this manner, or if the outstanding shares of stock are changed into or converted into a different number or kind of shares or other property (including cash) pursuant to certain corporate transactions, the committee will make appropriate adjustments to the awards to prevent enlargement or dilution of value.

401(k) Plan

Under our client services arrangement with Administaff, both we and Administaff are intended to be co-employers of our employees. Accordingly, our employees participate in the Administaff 401(k) plan to provide them with retirement benefits and with a means to save for their retirement. The 401(k) plan is intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.

Indemnification Agreements

We have entered into indemnification agreements with all of our directors and executive officers under which we have agreed to indemnify such persons against all direct and indirect costs of any type or nature whatsoever (including attorneys’ fees) incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons are indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements also provide for the advancement of expenses to these directors and officers in connection with any such suit or proceeding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The descriptions set forth below are qualified in their entirety by reference to the applicable agreements, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Registration Rights for Holders of Our Currently Outstanding Convertible Preferred Stock

In February 2006, we and the holders of all series of our convertible preferred stock entered into the third amended and restated investors’ rights agreement. Pursuant to the agreement, the holders of a majority of our convertible preferred stock have the right to demand of us, subject to certain terms and conditions, that, after February 14, 2009, we register under the Securities Act the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock. In addition, if we propose to register any of our capital stock under the Securities Act (except on Forms S-4 or S-8 and other than pursuant to this offering), the holders of all series of our convertible preferred stock will be entitled to customary “piggyback” registration rights. Holders of our convertible preferred stock include Messrs. Chiste, Magnotti and Wren, each an executive officer, and Acorn Factor, EnerTech Capital Partners II L.P., Rockport Capital Partners, L.P., Emerson Venture Capital, Nth Power Management II-A, L.P., Nth Power Management II, L.P. and E.ON Venture Partners GmbH, each a holder of more than 5% of our voting capital stock.

For a description of our convertible preferred stock, see “Description of Capital Stock—Our Currently Outstanding Convertible Preferred Stock.” We have issued convertible preferred stock to the following affiliates, with the amount of consideration they paid for the preferred stock and the number of shares of common stock to be received upon conversion of the preferred stock on a one-for-one basis indicated: Acorn Factor ($2,558,029; 578,366 shares); Emerson Ventures, Inc. ($4,000,000; 926,620 shares); Robert Chiste ($77,022; 18,478 shares); Frank A. Magnotti ($53,034; 12,723 shares); and T. Wayne Wren ($25,000; 5,998 shares). Upon the closing of this offering, all of our outstanding convertible preferred stock will be converted into common stock.

Office Lease

dsIT Solutions Ltd., a wholly-owned subsidiary of Acorn Factor, a holder of more than 5% of our common stock, charged our Israeli subsidiary, Comverge Control Systems, Ltd., $112,000 in the fiscal year ended December 31, 2006 and $138,000 in each of the fiscal years ended December 31, 2005 and 2004 in consideration of it providing office space and certain accounting and administrative services pursuant to a lease, equipment and office services agreement. We have reduced our presence in Israel over the last two years and currently employ four engineers who support our U.S. development effort. Although no firm decision has been made, it is likely that we will continue to phase out our Israel presence in the future.

Convertible Debt and Warrant

Partners for Growth, L.P., the lender of our convertible debt, became one of our stockholders in February 2006 by investing in our Series C convertible preferred stock. During the fiscal years ended December 31, 2006 and 2005, we made interest payments on the convertible debt of $326,000 and $130,000, respectively, in addition to paying Partners for Growth an $80,000 placement fee in 2005 related to the convertible debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Subordinated Convertible Loan Agreement” for a description of the material terms of the convertible debt.

In connection with issuing the convertible debt in June 2005, we issued Partners for Growth a warrant to purchase 551,693 shares of our Series B convertible preferred stock for $7.24 per share. The warrant is exercisable only if we prepay the convertible debt. The warrant expires upon the earliest to occur of June 7, 2010 or the conversion of any portion of the convertible debt outstanding into shares of our capital stock pursuant to the terms of the convertible debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Subordinated Convertible Loan Agreement.”

Strategic Marketing and Development Agreement and Warrant

In February 2006, we entered into a strategic marketing and development agreement with Air Products and Chemicals, Inc., or Air Products, an investor in our Series C convertible preferred stock. Pursuant to the agreement, we and Air Products cooperate in the marketing of our VPC programs to commercial and industrial consumers of electricity in North America and Europe. We have agreed to compensate Air Products by paying it a portion of the revenues that we receive from electric utility customers who compensate, either directly or indirectly through us, commercial and industrial participants after certain conditions are fulfilled by Air Products. As of December 31, 2006, we had not made any payments to Air Products pursuant to the terms of the agreement.

In connection with entering into the strategic marketing and development agreement, we issued a warrant to Air Products in February 2006 to purchase 250,000 shares of our Series C convertible preferred stock for $15.00 per share. The warrant is exercisable only if Air Products meets certain defined performance milestones under the agreement, as specified in the warrant. The warrant expires upon the earlier to occur of August 12, 2008, or the closing of a change of control as defined in the warrant.

Thermostat Agreement

White-Rodgers, a division of Emerson Electric Co., the ultimate parent of Emerson Ventures Inc., a 5% or greater holder of our common stock, supplies thermostats to us pursuant to a restated communicating thermostat co-development and supply agreement dated as of June 1, 2005. Pursuant to the agreement, White-Rodgers has agreed to develop one or more customized thermostats to be combined with our communication interfaces. We have agreed to pay White-Rodgers a specified amount for co-development expenses with respect to each customized thermostat model and a specified price for each unit produced. For the years ended December 31, 2004, 2005 and 2006, we paid White-Rodgers $0.2 million, $1.3 million and $2.2 million, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of March 21, 2007, after giving effect to the sale of common stock offered in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	all selling stockholders, whose shares will be sold only if and to the extent the over-allotment option is exercised.

The information in the table below with respect to the selling stockholders has been prepared based on information furnished to us by the selling stockholders as of March 21, 2007. The column titled “Shares Beneficially Owned After this Offering—Full Exercise of Over-Allotment Option” assumes the sale of all of the shares offered by each selling stockholder, although each selling stockholder may not sell all such shares. The aggregate number of shares that may be sold by the selling stockholders will not exceed the number of shares covered by the underwriters exercise of their over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are considered outstanding and beneficially owned by the person holding the options or warrants for purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership:

•

prior to this offering is based on 12,217,723 shares of common stock outstanding as of March 21, 2007 (assuming the conversion of all outstanding shares of preferred stock into shares of our common stock and giving effect to a 1 for 2 reverse stock split);

•

after this offering is based on 16,905,223 shares (assuming the conversion of all outstanding shares of preferred stock into shares of our common stock), including the 4,687,500 shares of common stock to be sold by us in this offering; and

•	assumes no exercise of outstanding warrants or options.

Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for our directors and executive officers and Mr. Preston set forth below is 120 Eagle Rock Avenue, Suite 190, East Hanover, New Jersey 07936.

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in this Offering	No Exercise of Over- Allotment Option		Full Exercise of Over- Allotment Option
Name and Address of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent
Acorn Factor, Inc.(1)	2,786,021	22.8%	—	2,786,021	16.5%	2,786,021	16.5%
EnerTech Capital Partners II L.P.(2)	2,018,924	16.5%	—	2,018,924	11.9%	2,018,924	11.9%
Rockport Capital Partners, L.P.(3)	1,337,709	10.9%	—	1,337,709	7.9%	1,337,709	7.9%
Emerson Ventures Inc.(4)	926,620	7.6%	533,500	926,620	5.5%	393,120	2.3%
Nth Power Management II-A, L.P.(5)	821,783	6.7%	200,000	821,783	4.9%	621,783	3.7%
Nth Power Management II, L.P.(5)	821,783	6.7%	200,000	821,783	4.9%	621,783	3.7%
E.ON Venture Partners(6)	713,367	5.8%	—	713,367	4.2%	713,367	4.2%
Air Products and Chemicals, Inc.(7)	500,000	4.1%	250,000	500,000	3.0%	250,000	1.5%
Richard L. Preston(8)	2,879	*	1,439	2,879	*	1,440	*
Norsk Hydro Technology Ventures AS(9)	346,261	2.8%	346,261	346,261	2.0%	—	*
Partners for Growth, L.P.(10)	608,736	4.8%	608,736	608,736	3.5%	—	*
Easton Hunt Capital Partners L.P.(11)	281,162	2.3%	281,162	281,162	1.7%	—	*
Ridgewood Comverge, LLC(12)	519,392	4.3%	173,131	519,392	3.1%	346,261	2.0%
Robert M. Chiste(13)	840,553	6.7%	18,478	840,553	4.9%	822,075	4.8%
Michael D. Picchi(14)	25,000	*	—	25,000	*	25,000	*
Frank A. Magnotti(15)	286,002	2.3%	12,724	286,002	1.7%	273,278	1.6%
Edward J. Myszka(16)	78,812	*	—	78,812	*	78,812	*
T. Wayne Wren(17)	160,409	1.3%	5,998	160,409	*	154,411	*
Arthur Vos IV(18)	33,382	*	—	33,382	*	33,382	*
Alexander Ellis(19)	1,342,162	11.0%	—	1,342,162	7.9%	1,342,162	7.9%
William I. Grealis(20)	7,187	*	—	7,187	*	7,187	*
John A. Moore(21)	2,788,833	22.8%	—	2,788,833	16.5%	2,788,833	16.5%
Scott B. Ungerer(22)	2,027,596	16.6%	—	2,027,596	12.0%	2,027,596	12.0%
Timothy A. Woodward(23)	1,652,238	13.5%	400,000	1,652,238	9.8%	1,252,238	7.4%
R. Blake Young(24)	5,625	*	—	5,625	*	5,625	*
Robert F. McCullough(25)	7,500	*	—	7,500	*	7,500	*
Nora M. Brownell(26)	4,352	*	—	4,352	*	4,352	*
All directors and officers as a group (14 persons)	9,259,651	72.1%	437,200	9,259,651	52.8%	8,822,451	50.3%

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.
(1)	Includes 578,366 shares issuable upon conversion of preferred stock. The board of directors of Acorn Factor has sole voting and dispositive power with respect to the shares held by Acorn Factor. The address for Acorn Factor is 200 RT 17, Mahwah, New Jersey 07430.
(2)	Includes 1,944,742 shares held by EnerTech Capital Partners II L.P., or ECP II LP (which includes 1,798,367 shares issuable upon conversion of preferred stock). ECP II L.P. and ECP II Interfund L.P. are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management L.P., the general partner of ECP II LP, ECP II Management LLC, the general partner of ECP II Management L.P., and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II LP. Such persons and entities disclaim beneficial ownership of shares held by ECP II LP except to the extent of any pecuniary interest therein.

Also includes 74,183 shares held by ECP II Interfund L.P., ECP II Interfund (which includes 68,598 shares issuable upon conversion of preferred stock). ECP II L.P. and ECP II Interfund are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management LLC, the general partner of ECP II Interfund, and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II Interfund. Such persons and entities disclaim beneficial ownership of shares held by ECP II Interfund except to the extent of any pecuniary interest therein. The address for ECP II LP and ECP II Interfund is 700 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087-1990.

(3)

Includes 1,003,282 shares held by Rockport Capital Partners, L.P., including 968,483 shares issuable upon conversion of preferred stock. Also includes 334,427 shares held by RP Co-Investment Fund I, LP, including 322,827 shares issuable upon conversion of preferred stock. Alexander Ellis, III, a general partner of each of Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P., has sole voting and dispositive power with respect to the shares held by such entities. The general partners of both Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. are Alexander Ellis, III, Janet B. James, Charles J. McDermott and Stoddard Wilson. The managing general partners of both Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. are William E. James and David Prend. The address for Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. is 160 Federal Street, 18th Floor, Boston, Massachusetts 02110.

(4)	Represents 926,620 shares issuable upon conversion of preferred stock. Randall D. Ledford has sole voting and dispositive power with respect to the shares held by Emerson Ventures Inc. The address for Emerson Ventures Inc. is 8000 W. Florissant Avenue, St. Louis, Missouri 63136.
(5)	Represents 821,783 shares issuable upon conversion of preferred stock for each of Nth Power Management II-A, L.P. and Nth Power Management II, L.P. Nth Power L.L.C. Tim Woodward has sole voting and dispositive power with respect to the shares held by the Nth Power Management entities. The members of Nth Power L.L.C. are Tim Woodward, Nancy Floyd and Bryant Tong. The address for Nth Power Management II-A, L.P. and Nth Power Management II, L.P. is 50 California Street, San Francisco, California 94111.
(6)	Includes 599,779 shares issuable upon conversion of preferred stock. Karl-Heinz Feldman and Peter Bachsleitner have sole voting and dispositive power with respect to the shares held by E.ON Venture Partners. The address for E.ON Venture Partners is E.ON Platz, 40479 Dusseldorf, Germany.
(7)	Includes 250,000 shares of Series C convertible preferred stock issuable upon exercise of warrants. David Taylor, Vice President of the Energy Products Division of Air Products and Chemicals, Inc., is deemed to have sole voting and dispositive power with respect to the shares held by Air Products and Chemicals, Inc. The address for Air Products and Chemicals, Inc. is 701 Hamilton Boulevard, Allentown, Pennsylvania 18195.
(8)	Represents shares issuable upon conversion of preferred stock.

(9)	Represents shares issuable upon conversion of preferred stock. Arne Froiland, as managing director of Norsk Hydro Technology Ventures AS, is deemed to have sole voting and dispositive power with respect to these shares. The address for Norsk Hydro Technology Ventures AS is Kjorborn 16, N-0246, Oslo, Norway.
(10)	Represents shares issuable upon conversion of preferred stock and convertible debt. Partners for Growth, LLC, the general partner of Partners for Growth, L.P., and Andrew Kahn, Donald Campbell, Lorraine Nield and Jason Georgatus, the members of Partners for Growth, LLC, may be deemed to share voting and dispositive power over the shares held by Partners for Growth, L.P. The address for Partners for Growth, L.P. is 180 Pacific Avenue, San Francisco, California 94111.
(11)	Represents shares issuable upon conversion of preferred stock. John H. Friedman has sole voting and dispositive power with respect to the shares. The address for Easton Hunt Capital GP, L.P. is 767 Third Avenue, 7th Floor, New York, New York 10017.
(12)	Represents shares issuable upon conversion of preferred stock. Ridgewood Capital Fund IV, LLC, Ridgewood Capital QP Fund, IV LLC, Ridgewood Capital II-B, LLC, Ridgewood Institutional II-B, LLC, Richard Venture Fund III, LLC, and Ridgewood QP Fund III, LLC have voting and dispositive power with respect to the shares. The address for Ridgewood Comverge, LLC is 947 Linwood Avenue, Ridgewood, New Jersey 07450.
(13)	Includes 18,478 shares issuable upon conversion of preferred stock and 244,867 shares issuable upon exercise of options that are or will become exercisable within 60 days. Includes 23,250 shares held indirectly through trusts for the benefit of Mr. Chiste’s children and grandchildren and nephews and nieces.
(14)	Includes 3,125 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(15)	Includes 12,723 shares issuable upon conversion of preferred stock, 77,475 shares held jointly with his wife, 6,500 shares owned by his dependent children and 139,460 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(16)	Includes 41,300 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(17)	Includes 5,998 shares issuable upon conversion of preferred stock and 149,411 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(18)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(19)	Includes 4,453 shares issuable upon exercise of options that are or will become exercisable within 60 days and an aggregate 1,337,709 shares held by Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. Mr. Ellis is a member of the general partner of Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. and therefore may be deemed to have beneficial ownership over the shares held by such entities.
(20)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(21)	Includes 2,812 shares issuable upon exercise of options that are or will become exercisable within 60 days and an aggregate 2,786,021 shares held by Acorn Factor. Mr. Moore is a director and the President and Chief Executive Officer of Acorn Factor and therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Moore disclaims beneficial ownership of the shares held by Acorn Factor except to the extent of his pecuniary interest therein.
(22)	Includes 8,671 shares issuable upon exercise of options that are or will become exercisable within 60 days and 2,018,924 shares held by ECP II LP and ECP II Interfund. Mr. Ungerer is one of the members of the executive board of ECP II Management LLC and therefore may be deemed to share voting and dispositive power over the shares held by ECP II LP and ECP II Interfund. Mr. Ungerer disclaim beneficial ownership of shares held by ECP II LP and ECP II Interfund except to the extent of his pecuniary interest therein.
(23)	Includes 8,671 shares issuable upon exercise of options that are or will become exercisable within 60 days and 1,643,567 shares held by Nth Power Management II-A, L.P. and Nth Power Management II, L.P. Mr. Woodward is a member of the general partner of the Nth Power entities and therefore may be deemed to share voting and dispositive power over the shares held by the Nth Power entities and is not selling shares in this offering in his individual capacity.
(24)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(25)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(26)	Includes 483 shares issuable upon exercise of options that are or will become exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

Each of our fourth amended and restated certificate of incorporation, as amended, and our amended and restated bylaws will be restated immediately prior to the consummation of this offering. The following description of the material terms of our capital stock contained in the fifth amended and restated certificate of incorporation is only a summary. You should read it together with our fifth amended and restated certificate of incorporation and our second amended and restated bylaws, forms of which are included as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the closing of this offering.

General

Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2006, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock and the 1 for 2 reverse stock split, there would have been 12,078,973 shares of common stock issued and outstanding.

As of March 21, 2007, we had approximately 90 holders of our common stock, 17 holders of our Series A convertible preferred stock, nine holders of our Series B convertible preferred stock, 12 holders of our Series C convertible preferred stock and one holder of our Series A-2 convertible preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may issue in the future.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our fifth amended and restated certificate of incorporation permits us to issue up to 15,000,000 shares of preferred stock from time to time. Subject to the provisions of our fifth amended and restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares of preferred stock in one or more series, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and rates and liquidation preferences, which may be superior to those of common stock, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock or rank prior to the common stock as to dividend rights;

•	diluting the voting power of the common stock;

•	diluting the ownership of the common stock by being convertible into shares of common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could discourage bids for the common stock or otherwise have an adverse impact on the market price of our common stock.

See “Certain Relationships and Related Transactions—Convertible Debt and Warrant” and “Certain Relationships and Related Transactions—Strategic Marketing and Development Agreement and Warrant” for information on the number of shares of preferred stock subject to existing warrants, the period during which and the price at which the warrants are exercisable and other material terms of the warrants.

Our Currently Outstanding Convertible Preferred Stock

Immediately prior to the closing of this offering, all outstanding shares of all series of our convertible preferred stock will be converted into shares of common stock.

As of March 21, 2007, the following number of shares of convertible preferred stock were issued and outstanding:

Series A preferred stock	5,200,573
Series A-2 preferred stock	18,038
Series B preferred stock	2,820,439
Series C preferred stock	550,000

Total	8,589,050

The following sets forth the rights, preferences and privileges attached to our existing convertible preferred stock.

Conversion.    The preferred stock is convertible into our common stock on a one-for-one basis subject to certain adjustments to affect anti-dilution rights. Conversion is mandatory (i) in the event that the holders of at least a majority of the then-outstanding shares of preferred stock consent to such conversion or (ii) upon the closing of a qualified initial public offering. The holders of preferred stock have no redemption rights.

Board of Directors.    In any election of directors, the holders of preferred stock, voting as a separate class, are entitled to elect three members of our board of directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. The board can be increased by no more than two additional seats based on a majority vote of the then members of the board. The additional two seats shall be filled by independent directors, who will be selected by unanimous vote of the then members of the board of directors other than the independent directors.

Dividends.    In the event we declare and pay any dividend on our common stock other than stock or other dividends payable solely in shares of common stock, we must also pay to the holders of preferred stock the dividends that would have been payable had all of the outstanding preferred stock been converted to common stock immediately prior to the record date of the dividend. The holders of shares of preferred stock, on a pari passu basis and in preference to the holders of any shares of any other class of our capital stock, will be entitled to receive, when, as and if declared by the board of directors, but only out of funds legally available therefore, dividends at the rate of 8% per annum based, in each case, on the original preferred stock issue price. Dividends are noncumulative.

Voting.    The preferred stock votes together with all other classes and series of our stock as a single class on all actions to be taken by our stockholders.

Liquidation Preferences.    Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of shares of Series A preferred stock, the Series B preferred stock and the Series C preferred stock are entitled to be paid, on a pari passu basis, before any distribution or payment is made upon the Series A-2 preferred stock or on the common stock an amount equal to 1.5 times the original Series A preferred stock issue price per share, the original Series B preferred stock issue price per share or the original

Series C preferred stock issue price per share, respectively, plus all declared and unpaid dividends. After payment to the holders of Series A preferred stock, the Series B preferred stock and the Series C preferred stock of the full amounts to which they are entitled the holders of Series A-2 preferred stock are entitled to be paid, before any distribution or payment is made upon the common stock, an amount equal to 1.5 times the original Series A-2 preferred stock issue price per share plus all declared but unpaid dividends. After the preferential payments have been made in full, any additional remaining assets will be distributed ratably to the holders of preferred stock (on an as-converted basis) and common stock until such holders of preferred stock have received, inclusive of their liquidation amount, an amount equal to 5 times their original issue price per share. After payment of all preferential amounts, our entire remaining assets legally available for distribution, if any, will be distributed ratably among the holders of our common stock.

Unless otherwise agreed by holders of at least 66 2/3% of the then-outstanding shares of preferred stock, a liquidation, dissolution or winding up of us will also include (i) the acquisition or sale of our company unless our stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold at least 50% of the voting power of the surviving or acquiring entity or (ii) a sale, lease or other conveyance or disposition of all or substantially all of our assets, including a sale of all or substantially all of the assets of our subsidiaries, if such assets constitute substantially all of the assets of us and our subsidiaries taken as a whole.

We have issued and outstanding shares of preferred stock with no par value. In the event of a liquidation, dissolution or winding up of the affairs of us, whether voluntary or involuntary, the holders of any preferred stock at the time outstanding will be entitled to be paid a preferential amount per share to any payment to holders of common stock. Shares of preferred stock are convertible into common stock on a one-for-one ratio based on a public offering of our common stock in which the gross cash proceeds to us are at least $40 million.

Anti-dilution Rights.    The conversion prices of preferred stock are subject to broad-based weighted average anti-dilution adjustments to reduce dilution in the event we issue additional equity securities (other than board of directors-approved employee incentives, including stock options) at a purchase price less than the then-applicable conversion price of the Series A preferred stock, Series A-2 preferred stock, Series B preferred stock and Series C preferred stock, respectively. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and similar transactions.

Protective Provisions.    For so long as at least 100,000 shares of preferred stock remain outstanding, consent of the holders of at least 66 2/3% of the then outstanding preferred stock will be required to (i) alter or change the rights, preferences or privileges of the preferred stock, (ii) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the preferred stock, (iii) amend or waive any provision of our articles of incorporation or bylaws, (iv) increase or decrease the authorized number of shares of common or preferred stock, (v) redeem any shares of common stock (other than pursuant to equity incentive agreements with service providers giving us the right to repurchase shares upon the termination of services), (vi) consummate any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of our assets are sold, (vii) increase or decrease the authorized size of our board of directors or the compensation committee of the board of directors, (viii) pay or declare any dividend on any shares of common stock or preferred stock, (ix) liquidate or dissolve our company, (x) increase the number of shares reserved for issuance under our option plan, (xi) issue any shares of our capital stock or options to acquire our capital stock under our option plan, unless such issuance is approved by the board of directors and the compensation committee of the board of directors, or (xii) authorize or incur any additional indebtedness in excess of $500,000 (other than the senior loan agreement), unless such incurrence of indebtedness is approved by the board of directors, including at least two of the directors designated by the holders of preferred stock.

Investors’ Rights Agreement and Registration Rights.    In February 2006, we and the holders of all series of our convertible preferred stock entered into the third amended and restated investors’ rights agreement, which is included as an exhibit to the registration statement of which this prospectus is a part. Pursuant to the agreement, the holders of a majority of our convertible preferred stock have the right to demand of us, subject to certain terms and conditions, that, after February 14, 2009, we register under the Securities Act the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock. In addition, if we propose to register any of our capital stock under the Securities Act (except on Forms S-4 or S-8 and other than pursuant to this offering), the holders of all series of our convertible preferred stock will be entitled to customary “piggyback” registration rights.

Anti-Takeover Effects of our Fifth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws

The provisions of our fifth amended and restated certificate of incorporation and second amended and restated bylaws described below could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Classified Board.    Our fifth amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Written Consent of Stockholders.    Our fifth amended and restated certificate of incorporation and second amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our second amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our second amended and restated bylaws.

Amendment of the Bylaws.    Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our fifth amended and restated certificate of incorporation and second amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at any regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation.    Upon the affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, stockholders may repeal or amend in any respect, or add any provision inconsistent with, the provisions of Article V (relating to directors), Article VI (relating to the amendment of our bylaws), Article VII (relating to actions and meetings of stockholders), Article VIII (relating to indemnification and insurance) and Article IX (relating to the amendment of our certificate of incorporation) of our fifth amended and restated certificate of incorporation. The “supermajority” voting provisions may discourage or deter a person from attempting to obtain control of Comverge by making it more difficult to amend some provisions of our certificate of incorporation or for our stockholders to amend any provision of our bylaws, whether to eliminate provisions that have anti-takeover effect or those that protect the interests of minority stockholders.

Special Meetings of Stockholders.    Our second amended and restated bylaws preclude the ability of our stockholders to call special meetings of stockholders or to require the board of directors or any officer to call such a meeting or to propose business at such a meeting. Our second amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Limitation of Liability of Officers and Directors.    Our fifth amended and restated certificate of incorporation provides that, to the fullest extent permitted under the General Corporation Law of the State of Delaware, no director or officer shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer. The effect of this provision is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, as applicable, including breaches resulting from grossly negligent behavior.

Other Limitations on Stockholder Actions.    Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

No Cumulative Voting.    Although Section 214 of the General Corporation Law of the State of Delaware provides that a corporation’s certificate of incorporation may provide for cumulative voting for directors, our fifth amended and restated certificate of incorporation does not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.

Blank-Check Preferred.    Our fifth amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by our stockholders, up to                  shares of preferred stock in one or more series, as described above. As a result, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest.

Delaware Anti-Takeover Law

Section 203 of the General Corporation Law of the State of Delaware provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including generally mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is our stockholder prior to this offering.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Nasdaq Global Market Quotation

We have applied to list our common stock for quotation under the symbol “COMV” on the Nasdaq Global Market.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price we deem appropriate.

After giving effect to the conversion of the outstanding shares of our preferred stock into shares of our common stock and the reverse stock split, upon the completion of this offering, we will have 16,905,223 shares of our common stock outstanding. Of these shares, 4,687,500 shares (or in the event the underwriters’ over-allotment option is exercised, 5,390,625 shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining 12,217,723 shares of our common stock outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act, and are subject to the lock-up agreements described in “Underwriting.” Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 169,052 shares immediately after this offering, or

•

the average weekly trading volume of our common stock reported through the automated quotation system of the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

A significant number of our shares outstanding prior to this offering are held by our affiliates, and therefore will not be saleable under Rule 144(k) unless such stockholder ceases to be an affiliate and has not been an affiliate during the 90 days preceding a sale, and any such sale could be made only following expiration or waiver of the lock-up agreements.

Rule 701

Our employees, directors, officers, consultants or advisors who purchased shares from us pursuant to compensatory benefit plans or written contracts relating to the compensation of such persons before the effective date of this offering are entitled to rely on the resale provisions of Rule 701, subject to the lock-up agreements described below. Rule 701 will also apply to stock options we granted before the effective date of this offering along with the shares acquired upon exercise of the options. In general, Rule 701 permits non-affiliates to sell their Rule 701 shares 90 days after the effectiveness of a registration statement relating to a company’s initial public offering without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding period of Rule 144.

Lock-up Agreements

Prior to this offering, we anticipate that all of our executive officers, directors and certain of our stockholders will enter into lock-up agreements under which they will agree, subject to limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock held by them or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. These restrictions, and certain exceptions and extensions, are described in more detail under the caption “Underwriting.”

Options

As of December 31, 2006, stock options to purchase a total of 1,991,105 shares of our common stock were outstanding under our 2006 plan. These stock options have a weighted average exercise price of $2.10 per share and a weighted average of 4.9 years until expiration.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 4.2 million shares of our common stock reserved for issuance under our 2006 plan. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the lock-up restrictions described above.

Registration Rights

Holders of 8,589,050 shares of our common stock will have rights to require or participate in the registration of those shares under the Securities Act at various times after completion of this offering. For a detailed description of these registration rights, see “Description of Capital Stock—Registration Rights for Holders of Our Currently Outstanding Convertible Preferred Stock—Investors’ Rights Agreement and Registration Rights.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF

COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “non-U.S. holder” for purposes of this discussion is any holder of our common stock other than the following:

•

an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the “substantial presence” test under section 7701(b)(3) of the Internal Revenue Code;

•	a corporation (or an entity treated as a corporation) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	a partnership (or an entity treated as a partnership);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary and proposed Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or foreign taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, real estate investment trusts, regulated investment companies, persons holding our common stock as part of a hedging or conversion transaction or a straddle or other risk-reduction transaction, tax-exempt organizations, pass-through entities, banks or financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset, which generally is property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and foreign income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, dividends paid to a non-U.S. holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, or any successor form, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with a U.S. trade or business generally will not be subject to U.S. withholding tax if the non-U.S. holder files the properly completed required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the U.S.

A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the U.S. of its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual who holds shares of common stock as capital assets and is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during specified periods.

In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised most of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid to a non-U.S. holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies to the payor under penalties of perjury as to, among other things, its address and its foreign status or otherwise establishes an exemption.

Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the U.S. by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the U.S., information reporting, but not backup withholding, will apply unless:

•	the broker has documentary evidence in its files that the holder is a non-U.S. holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN US AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunning manager of this offering, and, together with Cowen and Company, LLC, RBC Capital Markets Corporation and Pacific Growth Equities, LLC, is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
RBC Capital Markets Corporation
Pacific Growth Equities, LLC

Total	4,687,500

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 703,125 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Although we are not currently engaged in any negotiations for acquisitions, we will be permitted to issue shares of our common stock that have an aggregate market value of up to $25.0 million on the date of issuance in connection with bona fide acquisitions that we might make, it being understood that any recipient of such shares will be subject to the original 180-day lock-up period. If we release earnings results or announce material news during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 15-day period following the last day of the lock-up period, then the lock-up period will automatically be extended until the end of the 18-day period beginning with the earnings release or material news announcement. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sale of the reserved shares to these purchasers will be made by Smith Barney, a division of Citigroup Global Markets Inc. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly-traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq Global Market under the symbol “COMV.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Comverge		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share
Total

In connection with this offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $2,643,000 and $25,000. We have agreed to pay up to $25,000 of the selling stockholders expenses related to this offering.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon on behalf of the underwriters by King & Spalding LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2006 and for each of the years in the three-year period ended December 31, 2006 included in this prospectus have been so included herein in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and the information contained in this prospectus is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed with the SEC, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at http://www.comverge.com once this offering is completed. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus. In addition, we will provide copies of our filings free of charge to our stockholders upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Comverge, Inc. and Subsidiaries:

The 1 for 2 reverse stock split described in Note 1 to the consolidated financial statements has not been consummated at March 22, 2007. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Comverge, Inc. and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounted for stock-based compensation in 2006.”

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

March 8, 2007, except Note 1 which is as of March 22, 2007

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,		Pro Forma Stockholders’ Equity as of December 31, 2006
	2005	2006
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$2,606	$3,774
Accounts receivable, net	5,288	5,736
Inventory, net	1,721	1,348
Deferred cost	1,863	2,228
Other current assets	2,076	2,419

Total current assets	13,554	15,505
Property and equipment, net	10,282	12,405
Goodwill and other intangible assets, net	677	694
Other assets	42	232

Total assets	$24,555	$28,836

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$2,600	$3,046
Deferred revenue	4,805	6,092
Accrued incentive payments	693	134
Accrued expenses	1,765	4,235
Other current liabilities	640	914

Total current liabilities	10,503	14,421
Long-term liabilities
Trade payable	1,362	—
Long-term debt	4,000	5,000
Other liabilities	440	1,016

Total long-term liabilities	5,802	6,016
Commitments and contingencies (Note 13)
Stockholders’ equity
Convertible preferred stock
Series A, $ .001 par value per share, authorized 5,201,00 shares; issued and outstanding 5,200,573 shares as of December 31, 2005 and 2006; liquidation preference of $32,516 as of December 31, 2005 and 2006	21,438	21,438	$—
Series B, $ .001 par value per share, authorized 3,937,688 shares; issued and outstanding 2,820,439 shares as of December 31, 2005 and 2006; liquidation preference of $20,449 as of December 31, 2005 and 2006	13,568	13,568	—
Series C, $.001 par value per share, authorized 800,000 shares; issued and outstanding 550,000 shares as of December 31, 2006; liquidation preference of $8,250 as of December 31, 2006	—	5,411	—
Series A-2, $ .001 par value per share, authorized 18,038 shares; issued and outstanding 18,038 shares as of December 31, 2005 and 2006; liquidation preference of $150 as of December 31, 2005 and 2006	100	100	—
Common stock, $ .001 par value per share, authorized 15,909,482 shares; issued and outstanding 3,077,186 and 3,489,922 shares as of December 31, 2005 and 2006, respectively; issued and outstanding 12,078,973 shares (pro forma)	3	3	12
Additional paid-in capital	19,201	20,099	60,607
Accumulated deficit	(46,060)	(52,220)	(52,220)

Total stockholders’ equity	8,250	8,399	$8,399

Total liabilities and stockholders’ equity	$24,555	$28,836

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2004	2005	2006
Revenue
Product	$12,133	$11,343	$12,710
Service	5,131	12,008	21,163

Total revenue	17,264	23,351	33,873
Cost of revenue
Product	7,981	8,392	8,514
Service	1,680	3,497	8,383

Total cost of revenue	9,661	11,889	16,897

Gross profit	7,603	11,462	16,976
Operating expenses
General and administrative expenses	8,251	11,368	13,934
Marketing and selling expenses	7,335	6,927	7,912
Research and development expenses	1,046	1,094	790

Operating loss	(9,029)	(7,927)	(5,660)
Other expense	66	8	64
Interest expense, net	163	46	390

Loss before income taxes	(9,258)	(7,981)	(6,114)
Provision for income taxes	—	—	46

Net loss	$(9,258)	$(7,981)	$(6,160)

Net loss per share
Basic and diluted	$(3.17)	$(2.63)	$(1.89)

Weighted average number of shares used in computation	2,916,575	3,039,971	3,262,366

Pro forma net loss per share (unaudited)			$(0.52)

Weighted average number of shares used in computation			11,851,416

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compen- sation	Accumulated Deficit	Total Stock- holders’ Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of December 31, 2003	4,472,675	$18,425	—	$—	—	$—	18,038	$100	2,907,374	$3	$19,016	$—	$(28,821)	$8,723
Issuance of Series A convertible preferred stock	727,898	3,013	—	—	—	—	—	—	—	—	—	—	—	3,013
Issuance of Series B convertible preferred stock	—	—	2,820,439	13,568	—	—	—	—	—	—	—	—	—	13,568
Issuance of common stock upon exercises of stock options	—	—	—	—	—	—	—	—	2,026	—	5	—	—	5
Treasury stock	—	—	—	—	—	—	—	—	(4,000)	—	(14)	—	—	(14)
Deferred compensation	—	—	—	—	—	—	—	—	—	—	30	(30)	—	—
Issuance of common stock with Series B financing	—	—	—	—	—	—	—	—	46,399	—	34	—	—	34
Stockholder loans	—	—	—	—	—	—	—	—	—	—	37	—	—	37
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(9,258)	(9,258)

Balance as of December 31, 2004	5,200,573	21,438	2,820,439	13,568	—	—	18,038	100	2,951,799	3	19,108	(30)	(38,079)	16,108
Issuance of common stock upon exercises of stock options	—	—	—	—	—	—	—	—	387	—	1	—	—	1
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	30	—	30
Issuance of common stock	—	—	—	—	—	—	—	—	125,000	—	92	—	—	92
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(7,981)	(7,981)

Balance as of December 31, 2005	5,200,573	21,438	2,820,439	13,568	—	—	18,038	100	3,077,186	3	19,201	—	(46,060)	8,250
Issuance of Series C convertible preferred stock	—	—	—	—	550,000	5,411	—	—	—	—	—	—	—	5,411
Issuance of common stock upon exercises of stock options	—	—	—	—	—	—	—	—	408,868	—	646	—	—	646
Issuance of stock options	—	—	—	—	—	—	—	—	—	—	252	—	—	252
Issuance of restricted stock	—	—	—	—	—	—	—	—	3,868	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(6,160)	(6,160)

Balance at December 31, 2006	5,200,573	$21,438	2,820,439	$13,568	550,000	$5,411	18,038	$100	3,489,922	$3	$20,099	$—	$(52,220)	$8,399

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities
Net loss	$(9,258)	$(7,981)	$(6,160)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,009	1,394	2,748
Stock-based compensation	—	122	252
Amortization of debt issuance costs	29	55	72
Loss on disposal of property and equipment	69	54	239
Allowance for inventory obsolence	45	355	94
Allowance for doubtful accounts	—	60	133
Deferred income taxes	—	—	46
Changes in operating assets and liabilities
Accounts receivable, net	(1,599)	(728)	(582)
Inventory, net	1,256	(1,759)	(1,417)
Prepaid expenses, deferred costs and other assets	(1,300)	(1,262)	139
Accounts payable	(568)	375	445
Accrued expenses and other liabilities	1,774	1,243	1,547
Deferred revenue	1,592	2,842	1,287

Net cash used in operating activities	(6,951)	(5,230)	(1,157)
Cash flows from investing activities
Purchases of property and equipment	(4,156)	(4,851)	(3,754)
Costs associated with patents	—	—	(41)
Funding of termination benefits	—	(75)	(263)

Net cash used in investing activities	(4,156)	(4,926)	(4,058)
Cash flows from financing activities
Proceeds from exercises of stock options	5	1	646
Purchase of treasury stock	(14)	—	—
Proceeds from Series A preferred stock, net of issuance costs of $20	3,013	—	—
Proceeds from Series B preferred stock, net of issuance costs of $31	13,602	—	—
Repayments of long-term debt	(1,345)	—	—
Proceeds from Series C preferred stock, net of issuance costs of $89	—	—	5,411
Proceeds from repayment of stockholder loan	37	—	—
Borrowings under credit facility	—	—	1,000
Payment of initial public offering costs	—	—	(503)
Payment of debt issuance costs	—	—	(171)
Proceeds from convertible debt	—	4,000	—

Net cash provided by financing activities	15,298	4,001	6,383
Net change in cash and cash equivalents	4,191	(6,155)	1,168
Cash and cash equivalents at beginning of year	4,570	8,761	2,606

Cash and cash equivalents at end of year	$8,761	$2,606	$3,774

Cash paid for interest	$91	$130	$384
Supplemental disclosure of noncash investing and financing activities
Recording of asset retirement obligation	$102	$67	$53
Increase in fixed assets resulting from transfer of inventory	$686	$1,785	$1,697

The accompanying notes are an integral part of these consolidated financial statements.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Comverge, Inc., a Delaware corporation, and its subsidiaries (collectively, the “Company”), provides (i) Smart Grid solutions to electric utilities and other energy providers consisting of demand response systems comprised of hardware, software and installation services (“Smart Grid Solutions Group”), and (ii) Alternative Energy Resources through which the Company provides electric capacity to its utility customers during periods of peak energy demand (“Alternative Energy Resources Group”). Prior to April 2003, the Company was a wholly-owned subsidiary of Acorn Factor, Inc. (formerly known as Data Systems & Software, Inc.) (“AFI”). In April 2003 and continuing thereafter, the Company completed a series of equity and convertible debt financings. After giving effect to these financings, AFI remains the Company’s largest stockholder, owning approximately 25 and 23 percent of the Company’s issued and outstanding voting equity as of December 31, 2005 and 2006, respectively.

Basis of Consolidation

The consolidated financial statements of the Company include the accounts of its subsidiaries. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements presented reflect entries necessary for the fair presentation of the Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006, Consolidated Balance Sheets as of December 31, 2005 and 2006 and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006. All entries required for the fair presentation of the financial statements are of a normal recurring nature. Intercompany transactions and balances are eliminated upon consolidation.

Pro Forma Stockholders’ Equity

Stockholders’ equity has been presented on a pro forma basis to reflect the conversion, on a one-for-one basis, of all the outstanding shares of the Company’s Series A, B, C and A-2 convertible preferred stock into an aggregate of 8,589,050 shares of the Company’s common stock, each of which will occur immediately prior to the completion of an initial public offering in which gross proceeds to the Company are at least $40,000 (“qualified IPO”), as if the conversion had occurred on December 31, 2006. All references to pro forma information in the notes to the financial statements are unaudited.

Stock Split

On March 14, 2007, the Company’s Board of Directors approved a 1 for 2 reverse stock split which will become effective immediately prior to the closing of a qualified IPO. All share and per share data have been adjusted retroactively to reflect the stock split.

Liquidity

The Company has a history of losses and has utilized cash provided from equity and debt financings to fund its operating and investing activities. Historically, the Company has funded cash needs through the issuance of convertible preferred stock and subordinated convertible debt financing. In March 2006, the Company completed an additional equity financing through the sale of its Series C convertible preferred stock. The Company’s Alternative Energy Resources Group requires significant capital to support (i) planned operating losses incurred during the installation phase of long-term contracts, and (ii) working capital requirements incident to the provision of long-term capacity commitments. If the Company is unable to obtain additional financing when

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

needed, the Company may be required to reduce its investment in the aforementioned systems and marketing efforts, which may harm its business and operating results. The Company believes that available cash and cash equivalents and borrowings from its credit facilities, including the net proceeds from its recent private placements of convertible preferred stock, will be sufficient to meet its capital needs for at least the next 12 months.

The Company’s operations are subject to certain risks and uncertainties, including, among others: its history of annual losses since inception, its potential requirement to make refunds to customers, significant revenues from contracts with a small number of customers, its ability to fully receive the payments estimated from its long-term contracts and recognize revenue from its backlog, its failure to meet product development milestones, its dependency on utility industry customers for its revenue, lengthy sales cycles, it operates in highly competitive markets, its ability to expand strategic partnerships to market its products, its reliance on key third-parties to manufacture its products, its use of technology licensed from third-parties, intellectual property litigation, increases in terminations by residential and commercial customers, and the need to retain key personnel. Any of these factors could impair its ability to expand its operations or to generate significant revenue from those markets in which it operates. As a result of the above and other factors, the Company’s earnings and financial condition can vary significantly from quarter-to-quarter and year-to-year.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Significant estimates include management’s estimate of provisions required for non-collectible accounts receivable, obsolete or slow-moving inventory, and potential product warranty liability. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Transactions

Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company’s net loss and its total comprehensive loss for the years ended December 31, 2004, 2005 and 2006, respectively.

The currency of the primary economic environment in which the operations of the Company are conducted is the United States Dollar (“dollar”). Accordingly, the Company and its subsidiaries use the dollar as their functional currency. All exchange gains and losses denominated in non-dollar currencies are presented on a net basis in operating expense in the consolidated statement of operations when they arise. Foreign currency gain (loss) amounted to ($4), $14 and $16 for the years ended December 31, 2004, 2005 and 2006, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks and short-term investments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on specific identification of accounts considered to be doubtful of collection as well as historical experience. As of December 31, 2005 and 2006, there were $60 and $113, respectively, identified as doubtful of collection.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Inventory, net

Inventories are stated at the lower of cost or market. Inventory cost is determined on the basis of specific identification based on acquisition cost, and due provision is made to reduce all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values. As of December 31, 2005 and 2006, there were provisions of $400 and $284, respectively, for inventory identified as slow-moving, obsolete or unusable.

Property and Equipment, net

Property and equipment are presented at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. In the case of installed assets that are part of long-term contracts, the assets are depreciated over the shorter of the useful life or the term of the contract. In respect of these installed assets, depreciation expense is recognized as a component of cost of revenue. Leasehold improvements are depreciated over the shorter of the lease term or useful life. Improvements are capitalized while repairs and maintenance are expensed as incurred. Gains or losses realized on the disposal or retirement of property and equipment are recognized in the consolidated statement of operations.

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, the Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. As part of the Company’s Alternative Energy Resources Group, the Company installs hardware at residences of select utility customers. At the request of the homeowner, the Company is obligated to remove this hardware. Any associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and recognized as depreciation expense over the asset’s life. The Company’s estimate is based on the historical data for the ratio of cumulative assets removed to the cumulative number of assets installed. Accordingly, in the years ended December 31, 2004, 2005 and 2006, the Company recognized an asset retirement obligation liability and an associated adjustment in the cost of long-lived assets of $102, $67 and $53, respectively.

Goodwill and Intangibles, net

Goodwill represents the excess of cost over the fair value of the net tangible assets and identified intangible assets of businesses acquired in purchase transactions. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not being amortized. Goodwill and other indefinite-lived intangible assets are tested for impairment on at least an annual basis, on December 31 of each year. Based on the Company’s most recent impairment test completed as of December 31, 2006, there has been no impairment loss recognized for goodwill.

The costs of acquired software are presented at their fair value at acquisition date. The Company amortizes acquired software over the estimated useful lives (three years) using the straight-line method, which approximates the projected utility of such assets based upon the information available. The amortization expense related to acquired software is recorded in the respective cost of revenue line item in the Consolidated Statements of Operations.

The costs of registered patents and patents pending acquired from third-parties are presented at their cost as of the acquisition date. In addition, registration costs and fees for patents are capitalized. Registered patent costs are amortized over the estimated remaining useful life of the patents, from four to fourteen years. Costs for patents pending are not amortized until they are issued.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount should be assessed by comparing their carrying value to the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, a discounted cash flow analysis is used to measure fair value in determining the amount of these assets that should be written off.

Debt Issuance Costs

Debt issuance costs are amortized over the term of the corresponding debt instrument using the straight-line method, which approximates the effective interest method. Amortization of debt issuance costs was $29, $55 and $72 for the years ended December 31, 2004, 2005 and 2006, respectively.

Debt issuance costs are included in Other assets and consisted of the following as of December 31, 2005 and 2006:

	2005	2006
Debt issuance costs	$247	$418
Accumulated amortization	(99)	(171)

Debt issuance costs, net	$148	$247

Warranty Provision

The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods of time and/or usage of the product depending on the nature of the product, the geographic location of its sale and other factors. In late 2004, the Company began to outsource manufacturing operations to a contract manufacturer that provides warranty coverage pursuant to the contractual terms of the agreement. The warranty provision included in Other current liabilities is set forth below.

	Year Ended December 31,
	2004	2005	2006
Warranty provision at beginning of year	$152	$161	$51
Accruals for warranties issued during the year	100	49	115
Warranty settlements during the year	(91)	(227)	(55)
Changes in liability for pre-existing warranties during the year, including expirations	—	68	—

Warranty provision at the end of year	$161	$51	$111

Fair Value of Financial Instruments

The carrying values reported for cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments. The subordinated convertible debt is stated at fair value as of December 31, 2005 and 2006, as it bears interest at a variable rate.

Revenue Recognition

In accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, the Company recognizes revenues when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable, and persuasive evidence of an arrangement exists.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Revenue from time-and-materials service contracts and other services are recognized as services are provided. Revenue from maintenance contracts is recognized on a straight-line basis over the life of the contract.

In accordance with SAB No. 104, the Company defers revenue and associated cost of revenue in its Alternative Energy Resources Group related to the long-term Virtual Peaking Capacity (“VPC”) contracts because the receipt of proxy payments under the VPC contracts are subject to a true up at the end of a contract year. The Company defers revenue and the associated cost of revenue under the VPC contracts until such time that the contract price is fixed and determinable, generally the fourth quarter of our fiscal year upon agreement of the capacity factors. The agreement of the factors affecting available capacity is achieved through the completion and acceptance of the measurement and verification results or by agreement with the customer. As a result, most of the revenue of the Company’s Alternative Energy Resources Group, and a significant portion of the Company’s total revenue, is not recognized until the fourth fiscal quarter of each year. During the fourth quarter of the years ended December 31, 2004, 2005 and 2006, the Company recognized VPC contract revenue of $1,158, $8,507 and $16,325, respectively. The associated cost of revenue that is deferred under the VPC contracts consists primarily of depreciation costs of load control equipment that is deployed in building the load management system. Contract years begin at the end of a control season (generally, at the end of a utility’s summer cooling season that correlates to the end of the utility’s peak demand for electricity) and continue for twelve months thereafter.

The deferred revenue and deferred cost of revenue related to VPC contracts as of December 31, 2005 and 2006 are provided below:

	As of December 31,
	2005	2006
Deferred revenue	$2,524	$4,643
Deferred cost of revenue	$889	$1,478

The Company has certain contracts which are multiple element arrangements and provide for several deliverables to the customer that may include installation services, right to use software, hardware and hosting services. The Company considers the applicability of Emerging Issues Task Force (“EITF”) No. 00-3, Application of AICPA Statement of Position No. 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, to multiple element arrangements that include software hosting services. For contracts that include software hosting services, the customer does not have the contractual right to take possession of the Company’s software at any time during the hosting period without significant penalty. Therefore, in accordance with EITF No. 00-3, AICPA Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, does not apply to these contracts. Accordingly, these contracts are accounted for in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 requires that the Company assess whether the different elements qualify for separate accounting. Because the Company does not have objective evidence of the fair value of each element, the elements do not qualify for separate accounting. Accordingly, revenue for all elements is recognized ratably over the longer of the estimated customer relationship period or the life of the contract, once all revenue recognition requirements are met. Straight-line attribution is used because there is no other discernible pattern of use that suggests that revenue is earned or obligations are fulfilled in a different pattern.

The Company’s Smart Grid Solutions Group sells hardware products directly to utilities for use and deployment by the utility. The Company recognizes revenue for such sales when persuasive evidence of an arrangement exists, delivery has occurred, the buyer’s price is fixed or determinable and collectibility is reasonably assured consistent with the guidance of SAB No. 104. These sales are not multiple element arrangements and require no ongoing obligation.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

In addition, our Smart Grid Solutions Group provides installation services under a long-term service contract with one of our customers. The Company recognizes revenue for such sales when persuasive evidence of an arrangement exists, services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured consistent with the guidance of SAB No. 104.

In accordance with EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company reports shipping and handling revenues and their associated costs in revenue and cost of revenue, respectively.

In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company records incentive payments made to participants in its VPC programs as cost of revenue.

Concentration of Credit Risk

The Company derives a significant portion of its revenue from products and services that it supplies to electricity providers such as utilities and independent service operators. Changes in economic conditions and unforeseen events could occur and reduce consumers’ use of electricity. The Company’s business success depends in part on its relationships with a limited number of large customers. During the year ended December 31, 2004, the Company had two customers which accounted for 16% and 12% of the Company’s total revenue. The total accounts receivable from these customers were $256 and $129, respectively, as of December 31, 2004. During the year ended December 31, 2005, the Company had three customers which accounted for 20%, 16% and 13% of the Company’s total revenue. The total accounts receivable from these customers were $325, $1,443 and $261, respectively, as of December 31, 2005. During the year ended December 31, 2006, the Company had two customers which accounted for 28% and 16% of the Company’s total revenue. The total accounts receivable from these customers were $1,684 and $1,341, respectively, as of December 31, 2006. No other customer accounted for more than 10% of the Company’s total revenue in 2004, 2005 and 2006.

The Company is subject to concentrations of credit risk from its cash and cash equivalents, short-term investments and accounts receivable. The Company limits its exposure to credit risk associated with cash and cash equivalents and short-term investments by placing its cash and cash equivalents with multiple domestic financial institutions.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $2,816, $3,709 and $3,544 for the years ended December 31, 2004, 2005 and 2006, respectively. Substantially all advertising costs were incurred to promote the Company’s VPC programs to participants in an effort to acquire electric capacity in fulfillment of certain long-term capacity contracts with utility customers of the Company’s Alternative Energy Resources Group.

Internal Use Software

Software development costs of $59 and $12 were capitalized in 2005 and 2006, respectively, in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and will be amortized over a three-year expected life in accordance with Company policy.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Software Development Costs

Software development costs have been accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under this standard, capitalization of software development costs begins upon the establishment of technological feasibility and ends when the software is generally available. Based upon the Company’s product development process, technological feasibility is established upon the completion of a working model. To date, the period between achieving technological feasibility and the general availability of the related products has been short and software development costs qualifying for capitalization have not been material. Accordingly, the Company has not capitalized any software development costs. All software development costs are a component of research and development expense.

Research and Development Expenses

All research and development costs are expensed as incurred and consist primarily of salaries and benefits.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission issued SAB No. 107, Share-Based Payment, relating to SFAS No. 123(R). The Company has applied applicable provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

The Company adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of its year ending December 31, 2006. The Company’s consolidated financial statements, as of and for the year ended December 31, 2006, reflect the impact of SFAS No. 123(R). In accordance with this transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include the impact of, SFAS No. 123(R).

The stock-based compensation expense related to employee stock options recognized during the years ended December 31, 2004 and 2005 was $0 and $30, respectively. Stock-based compensation expense recognized under SFAS No. 123(R) for the year December 31, 2006 was $252, before income taxes. The Company used the minimum-value method of measuring the fair value of share based payments granted prior to January 1, 2006. Upon adopting SFAS No. 123(R), for awards with service conditions and graded-vesting, a one-time election was made to recognize stock-based compensation expense on a straight-line basis over the requisite service period for the entire award.

Because the Company utilized the minimum value method for pro forma disclosure purposes under the original provisions of SFAS No. 123, Accounting for Stock-based Compensation, disclosures to demonstrate the effect of pro forma compensation cost on net loss and net loss per share for the years ended December 31, 2004 and 2005 are not appropriate in accordance with SFAS No. 123(R).

The Company accounts for stock issued to consultants on a fair value basis in accordance with SFAS No. 123(R) and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Segment Reporting

The Company has determined that it operates in two operating segments: the Smart Grid Solutions Group and the Alternative Energy Resources Group. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker assesses the Company’s performance and allocates the Company’s resources based on two operating segments. These segments constitute the Company’s two reportable segments.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

Income taxes associated with the undistributed earnings of a subsidiary are provided for in accordance with APB No. 23, Accounting for Income Taxes—Special Areas, when the Company has sufficient evidence that the subsidiary has invested or will invest the undistributed earnings indefinitely. If it is determined that the undistributed earnings of a subsidiary will be remitted in the foreseeable future, all taxes related to the remittance of such undistributed earnings are provided for in the current period as income tax expense.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006, and the Company will adopt it in the first quarter of 2007. The Company believes that FIN No. 48 will not have a material impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) released SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements by Current Year Financial Statements. SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filling of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

had been deemed to be immaterial in the past. The Company believes that SAB No. 108 will not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for the Company’s financial statements issued in 2008. The Company believes that SFAS No. 157 will not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The Company believes that SFAS No. 158 will not have a material impact on its consolidated financial statements.

2.	Net Loss Per Share and Pro Forma Net Loss Per Share

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the treasury stock method, and from convertible securities using the if-converted method. Because the Company reported a net loss for the years ended December 31, 2004, 2005 and 2006, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common shares consist of the following:

	Year Ended December 31,
	2004	2005	2006
Series A convertible preferred stock	5,200,573	5,200,573	5,200,573
Series B convertible preferred stock	2,820,439	2,820,439	2,820,439
Series C convertible preferred stock	—	—	550,000
Series A-2 convertible preferred stock	18,038	18,038	18,038
Subordinated debt convertible into Series B convertible preferred stock	—	551,693	551,693
Outstanding options	1,300,498	1,710,756	1,991,105
Outstanding warrant	—	—	250,000

Total	9,339,548	10,301,499	11,381,848

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Pro forma net loss per share

The weighted average shares used in computing the pro forma basic and diluted net loss per share have been calculated assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 2006 into common stock as if the shares had converted immediately upon issuance. A reconciliation between the weighted average shares used in the computation of basic and diluted net loss per share and pro forma net loss per share is outlined below:

December 31, 2006
Basic and diluted weighted average common shares outstanding	3,262,366
Adjustment to reflect the conversion of preferred stock outstanding at December 31, 2006:
Conversion of Series A convertible preferred stock	5,200,573
Conversion of Series B convertible preferred stock	2,820,439
Conversion of Series C convertible preferred stock	550,000
Conversion of Series A-2 convertible preferred stock	18,038

Pro forma basic and diluted weighted average common shares outstanding	11,851,416

All of the Company’s convertible preferred stock is automatically convertible into common shares, on a one-for-one basis, upon the consummation of a qualified IPO or upon the majority vote by holders of the convertible preferred stock. All references to pro forma information in the notes to the consolidated financial statements are unaudited.

3.	Accounts Receivable, net

Accounts receivable as of December 31, 2005 and 2006 consisted of billed accounts receivable of $4,215 and $5,094, respectively, net of the allowance for doubtful accounts, and unbilled accounts receivable of $1,073 and $642, respectively. Unbilled accounts receivable reflect amounts that the Company expects to invoice in the next twelve months pursuant to the Company’s contractual right to make future billings under the Alternative Energy Resources Group’s VPC contracts.

4.	Inventory, net

Inventory as of December 31, 2005 and 2006 consisted of the following:

	2005	2006
Raw materials and supplies	$703	$589
Finished goods	1,018	759

Total inventory	$1,721	$1,348

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

5.	Other Current Assets

Other current assets as of December 31, 2005 and 2006 consisted of the following:

	2005	2006
Finished product held for return	$1,262	$—
Capitalized initial public offering costs	—	1,731
Prepaid expenses	385	229
Employee termination benefits	343	252
Other	86	207

Total other current assets	$2,076	$2,419

The Company in 2005 reached an agreement in principle with a supplier to repurchase certain finished products sold to the Company in 2003 and carried on the Company’s books as inventory and as a trade payable. The inventory was classified as a current asset, as its disposition occurred in 2006 through such repurchase commitment. The associated liability to the vendor was classified as long-term as of December 31, 2005, pursuant to extended payment terms granted by the supplier to the Company. Deferred costs are the direct cost of revenue associated with revenue deferred under certain long-term contracts.

6.	Property and Equipment, net

Property and equipment as of December 31, 2005 and 2006 consisted of the following:

	Estimated Useful Life (in years)	2005	2006
Load control equipment	Contract term	$11,047	$15,608
Computer hardware and software	3	1,271	1,087
Office furniture, software and other equipment	5-7	1,019	967
Leasehold improvements	Lease term	170	213

Property and equipment, gross		13,507	17,875

Accumulated depreciation		(3,225)	(5,470)

Property and equipment, net		$10,282	$12,405

Depreciation expense in respect of property and equipment was $743, $1,345 and $2,724 for the years ended December 31, 2004, 2005 and 2006, respectively. Of such amounts, $140, $943 and $2,361 were included in cost of revenue, and $603, $402 and $363 were included in general and administrative expenses for the years ended December 31, 2004, 2005 and 2006, respectively.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

7.	Goodwill and Intangible Assets, net

The Company’s goodwill balance as of December 31, 2005 and 2006 was $499 and related entirely to the Smart Grid Solutions Group segment.

Intangible assets and accumulated amortization as of December 31, 2005 and 2006 consisted of the following:

	Estimated Useful Life (in years)	2005			2006
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Acquired software	3	$104	$(95)	$9	$104	$(104)	$—
Patents	4-14	287	(118)	169	328	(133)	195

		$391	$(213)	$178	$432	$(237)	$195

The Company uses the straight-line method of computing amortization expense. Amortization expense for the years ended December 31, 2004, 2005 and 2006 was $49, $24 and $24, respectively. Estimated amortization expense for the next five years is as follows:

Year Ended December 31,
2007	$15
2008	15
2009	15
2010	15
2011	15
Thereafter	120

8.	Accrued Expenses

Accrued expenses as of December 31, 2005 and 2006 consisted of the following:

	2005	2006
Professional fees	$68	$1,070
Capacity supply agreement	—	1,536
Employee termination benefits	580	379
Other	1,117	1,250

Total accrued expenses	$1,765	$4,235

9.	Other Liabilities

Other liabilities as of December 31, 2005 and 2006 consisted of the following:

	2005	2006
Accrued compensation	$285	$693
Other	155	323

Total other liabilities	$440	$1,016

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

10.	Liability for Employee Termination Benefits

Under Israeli law and labor agreements, one of the Company’s subsidiaries, Comverge Control Systems Ltd., is required to make severance and pension payments to dismissed employees and to employees leaving employment in certain other circumstances. The obligation for severance pay benefits, as determined by the Israeli Severance Pay Law, is based upon length of service and last salary. These obligations are substantially covered by regular deposits with recognized severance pay and pension funds and by the purchase of insurance policies. The pension plans are multi-employer and independent of the Company. Pension and severance costs for the years ended December 31, 2004, 2005 and 2006 was $143, $89 and $45, respectively, and is included in general and administrative expenses.

On December 27, 2005, the Company notified the employees of its subsidiary of its intent to close the Israel office of such subsidiary effective June 30, 2006. In June 2006, the Company modified this plan and instead decided to reduce the headcount in the Israel office but maintain a modest personnel presence. The significant headcount reductions contemplated as part of the modified plan were completed as of June 30, 2006. The remaining headcount is being maintained to support the intellectual property developed in Israel. Accordingly, included in accrued expenses is the Company’s liability for employee termination benefits of $580 and $379 as of December 31, 2005 and 2006, respectively.

11.	Long-Term Debt

The Company maintains a senior credit facility (“senior loan agreement”) with a United States commercial bank. On September 24, 2004, the Company modified the senior loan agreement to (i) increase the revolving line of credit amount to $7,000, (ii) increase the letter of credit sublimit to $3,000 and (iii) extend the maturity date of the senior loan agreement to September 15, 2007. On October 25, 2005, the Company amended the senior loan agreement to include in the definition of eligible receivables certain amounts owing but not yet invoiced to account debtors. The senior loan agreement, as amended, bears interest at either prime plus 2.0 percent or prime plus 2.75 percent per annum, depending on the Company’s performance under a financial covenant contained in the agreement. Interest of $39 was paid on the senior loan agreement for the year ended December 31, 2006. The senior loan agreement is collateralized by virtually all of the assets of the Company including the Company’s intellectual property. Borrowings under the senior loan agreement can be requested, from time to time, up to an amount that, based on a formula, includes (i) up to 80 percent of eligible receivables and (ii) eligible inventory limited to the lesser of (A) 25 percent of fair market value, (B) 80 percent of net orderly liquidation value, (C) $500 or (D) 25% of the aggregate eligible accounts receivable outstanding. As of December 31, 2006, the Company had borrowings under the senior loan agreement of $1,000 and borrowing availability under the senior loan agreement of approximately $3,800. As more fully discussed in Note 18, the Company amended the senior loan agreement. Accordingly, the $1,000 outstanding is classified as long-term as of December 31, 2006.

On June 10, 2005, the Company entered into a $4,000 subordinated convertible debt agreement (“Convertible Debt”) with a U.S.-based lender with a maturity date of June 2010. The Convertible Debt bears interest at three percent plus the three-month LIBOR rate. The Convertible Debt requires payment of interest only provided that the Company meets or exceeds certain pro forma revenue targets calculated on a quarterly basis during the term. If the Company does not meet or exceed such revenue targets, at the option of the lender, the Convertible Debt will amortize ratably over a two-year period or such lesser period as remains until the maturity date. No principal payments have been required to date and none are expected to be paid during 2007. The lender may convert the principal amount of the loan into the Company’s Series B convertible preferred stock at a price of $7.24 per share at any time during its term. The Company may convert the principal amount of the loan under the same terms

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

upon an offering of the Company’s common stock at an offering price of at least $14.00 per share and for which the Company receives at least $30,000 of gross cash proceeds. The principal amount of the Convertible Debt may be prepaid at any time, provided that the payment must include an amount calculated to compensate the lender for interest that would have been paid through the maturity date of the Convertible Debt, determined by multiplying the principal balance by the current interest rate for each interest paying period from the prepayment date to the maturity date and then discounting the results to the repayment date at an annual rate of 20%. In addition, in the event of a prepayment of the principal amount, the lender has been provided a non-detachable warrant to purchase 551,693 shares of the Company’s Series B convertible preferred stock at a price of $7.24 per share. The Convertible Debt is collateralized by a second lien on substantially all of the assets of the Company and is subordinated in right of payment to the senior loan agreement.

Long-term debt as of December 31, 2005 and 2006 consisted of the following:

	2005	2006
Senior loan agreement with a U.S. bank, collateralized by substantially all of the Company’s assets, maturing in March 2008 (Note 18), interest payable at a variable rate (10.25% as of December 31, 2006)	$—	$1,000
Convertible Debt, collateralized by a second lien on substantially all of the Company’s assets, maturing in June 2010, interest payable monthly at a variable rate of interest (7.08% and 8.37% as of December 31, 2005 and 2006, respectively)	4,000	4,000

Total debt	$4,000	$5,000

12.	Income Taxes

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2004	2005	2006
Federal income tax at statutory federal rate	34.0%	34.0%	34.0%
State income tax expense (net of federal benefit)	4.0%	3.7%	(0.9)%
Other	(1.4)%	(1.3)%	(3.2)%
Valuation allowance	(36.6)%	(36.4)%	(30.7)%

Effective tax rate	0.0%	0.0%	(0.8)%

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Deferred tax assets (liabilities) consisted of the following:

	Year Ended December 31,
	2004	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$10,283	$14,014	$13,202
Other	1,161	795	874

Gross deferred income tax assets	11,444	14,809	14,076
Less: valuation allowance for deferred income tax assets	(11,273)	(14,080)	(13,169)

	171	729	907
Deferred tax liabilities:
Other	(171)	(729)	(953)

Net deferred income tax liabilities	$—	$—	$(46)

As of December 31, 2006, the Company had a net deferred tax liability of $46 related to tax deductible goodwill amortization associated with indefinite lived assets. As a result, the Company recorded deferred tax expense of $46 for the year ended December 31, 2006. As of December 31, 2006, the Company had provided a valuation allowance of $13,169 on its net deferred tax assets before the deferred tax liability related to tax deductible goodwill because the realization of any future tax benefit cannot be sufficiently assured. A certain portion of the valuation allowance relates to stock-based compensation. If a tax benefit is subsequently recognized, this portion will be recorded in additional paid-in-capital. Subsequently recognized tax benefits relating to the valuation allowance as of December 31, 2006 will be allocated as follows:

Income tax benefit that would be reported in the consolidated statement of income	$12,985
Additional paid-in capital	184

$13,169

SFAS No. 123(R) also requires the Company to calculate the pool of income tax benefits that were previously recorded in additional paid-in-capital and are available to absorb future income tax shortfalls that can result from the exercise or maturity of stock awards. The Company has calculated its windfall pool under the short-cut method based on the actual income tax benefits received from exercises and maturities of stock awards granted after December 31, 2005.

The Company had federal, state and foreign net operating losses of approximately $32,845, $23,671 and $3,121, respectively, at December 31, 2006. The federal net operating loss carryforwards begin expiring in 2019, and state net operating loss carryforwards began expiring in 2006. The utilization of some of the net operating losses are subject to Internal Revenue Code section 382 limitations due to prior ownership changes.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

13.	Commitments and Contingencies

Operating Leases

Rental lease expenses for the years ended December 31, 2004, 2005 and 2006 were $624, $751 and $689, respectively. Estimated future minimum rental payments and lease payments on noncancelable operating leases as of December 31, 2006 were as follows:

Year Ended December 31,
2007	$674
2008	570
2009	468
2010	128
2011	115
Thereafter	48

Supply Agreement

In May 2006, the Company negotiated a supply agreement with an electric utility in southwest Connecticut that had previously secured contracts with certain of its large commercial and industrial customers to provide electric capacity by permitting direct load control of certain devices and equipment located in their operating facilities. The Company contributed this capacity as a demand response resource under one of its VPC contracts. The Company has a contractual commitment to make additional payments to the electric utility totaling $2.0 million under the two-year term of the agreement. Such amounts will be included in the Company’s cost of revenue. As of December 31, 2006, the Company owes $1,536, which is recorded within accrued expenses.

The term of the supply agreement is co-terminus with the related VPC contract. If the VPC contract terminates, the supply agreement will also terminate. If the supply agreement terminates in advance of the termination or expiration of the VPC contract, no assurance can be given that the Company would be able to obtain alternative electric capacity in the future at favorable prices, or at all, and the unavailability of electric capacity, or a material increase in the price of such electric capacity would have an unfavorable impact on operating income and cash flows from operations.

Employee Retirement Savings Plan

The Company sponsors a tax deferred retirement savings plan that permits eligible U.S. employees to contribute varying percentages of their compensation up to the limit allowed by the Internal Revenue Service. This plan also provides for discretionary Company contributions. No discretionary contributions were made for the years ended December 31, 2004, 2005 or 2006.

Royalties

The Company’s subsidiary, Comverge Control Systems Ltd., is obligated to pay royalties to the Government of Israel on proceeds from the sale of certain products that incorporate intellectual property developed in whole or in part through grants from the Chief Scientist of the State of Israel (“Chief Scientist”). Royalties are payable at a rate of 4.5 percent of the annual sales of such products. Royalties payable under this arrangement are not to exceed the original amount of the grants, which was $595. As of December 31, 2006, the maximum amount payable on the future sale of products, if any, was approximately $386.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Guarantees

The Company typically grants customers a limited warranty that guarantees that its products will substantially conform to its current specifications for 90 days related to software products and one year related to hardware products from the delivery date. The Company also indemnifies its customers from third-party claims of intellectual property infringement relating to the intended use of its products. Standard software license agreements contain indemnification clauses that are limited in amount. Pursuant to these clauses, the Company indemnifies and agrees to pay any judgment or settlement relating to a claim. The Company accounts for these clauses under FASB Staff Position FIN No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. There were no liabilities recorded for these agreements as of December 31, 2005 and 2006.

The Company has guaranteed the electrical capacity it has committed to deliver pursuant to certain long-term contracts of its Alternative Energy Resources Group. Such guarantees may be secured by cash, letters of credit, performance bonds or third-party guarantees. Performance guarantees paid during the year ended December 31, 2005 and 2006 were $80 and $0, respectively.

14.	Stockholders’ Equity

Common Stock

Holders of the Company’s common stock are entitled to dividends if and when declared by the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors, one of whom shall serve as the Chief Executive Officer of the Company, at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

Convertible Preferred Stock

Prior to 2006, the Company sold to investors (i) 5,200,573 shares of its Series A convertible preferred stock (“Series A Preferred”) for $21,438, (ii) 18,038 shares of its Series A-2 convertible preferred stock (“Series A-2 Preferred”) for $100, and (iii) 2,820,439 shares of its Series B convertible preferred stock (“Series B Preferred”) for $13,602.

In March 2006, the Company sold to investors 550,000 shares of Series C convertible preferred stock (“Series C Preferred”) for $5,411, net of issuance costs of $89.

The rights, preferences and privileges attached to the Series A Preferred, Series A-2 Preferred, Series B Preferred and Series C Preferred (collectively, the “Preferred Stock”) are as follows:

(a) Conversion

The Preferred Stock is convertible into the Company’s common stock on a one-for-one basis subject to certain adjustments to affect anti-dilution rights. Conversion is mandatory (i) in the event that the holders of at least a majority of the then-outstanding shares of Preferred Stock consent to such conversion or (ii) upon the closing of a qualified IPO. The holders of Preferred Stock have no redemption rights.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(b) Board of Directors

In any election of directors, the holders of Preferred Stock, voting as a separate class, are entitled to elect three members of the Board of Directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. AFI is entitled to elect one director and to fill any vacancy caused by the resignation, death or removal of such director. One director shall be the chief executive officer of the Company. The four remaining directors are elected by a majority vote of the holders of the Company’s common and preferred stock.

(c) Dividends

In the event the Company declares and pays any dividend on its common stock other than stock or other dividends payable solely in shares of common stock, the Company must also pay to the holders of Preferred Stock the dividends that would have been payable had all of the outstanding Preferred Stock been converted to common stock immediately prior to the record date of the dividend.

The holders of shares of Preferred Stock, on a pari passu basis and in preference to the holders of any shares of any other class of capital stock of the Company, shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefore, dividends at the rate of 8 percent per annum based, in each case, on the original Preferred Stock issue price. Dividends are noncumulative.

(d) Voting

The Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company.

(e) Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred, Series B Preferred and Series C Preferred shall be entitled to be paid, on a pari passu basis, before any distribution or payment is made upon the Series A-2 Preferred or on the common stock an amount equal to 1.5 times the original Series A Preferred issue price per share, the original Series B Preferred price per share or the original Series C Preferred price per share, respectively, plus all declared and unpaid dividends. After payment to the holders of Series A Preferred, the Series B Preferred and the Series C Preferred of the full amounts to which they are entitled the holders of Series A-2 Preferred shall be entitled to be paid, before any distribution or payment is made upon the common stock, an amount equal to 1.5 times the original Series A-2 Preferred issue price per share plus all declared but unpaid dividends. After the preferential payments have been made in full, any additional remaining assets shall be distributed ratably to the holders of Preferred Stock (on an as-converted basis) and common stock until such holders of Preferred Stock have received, inclusive of their liquidation amount, an amount equal to 5 times their original issue price per share. After payment of all preferential amounts, the entire remaining assets of the Company legally available for distribution, if any, shall be distributed ratably among the holders of its common stock.

Unless otherwise agreed by holders of at least 66 2/3 percent of the then-outstanding shares of Preferred Stock, a liquidation, dissolution or winding up of the Company shall also include (i) the acquisition or sale of the Company unless the Company’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold at least 50 percent of the voting power of the surviving or acquiring entity or (ii) a sale, lease or other conveyance or disposition of all or substantially all of the assets of the Company, including a sale of all or substantially all of the assets of the Company’s subsidiaries, if such assets constitute substantially all of the assets of the Company and such subsidiaries taken as a whole.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The Company has issued and outstanding shares of Preferred Stock with no par value. In the event of a liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of any Preferred Stock at the time outstanding will be entitled to be paid a preferential amount per share to any payment to holders of common stock. Shares of Preferred Stock are convertible into common stock on a one-for-one ratio immediately prior to a qualified IPO.

(f) Anti-dilution Rights

The conversion prices of Preferred Stock are subject to broad-based weighted average anti-dilution adjustments to reduce dilution in the event the Company issues additional equity securities (other than Board of Directors approved employee incentives, including stock options) at a purchase price less than the then-applicable conversion price of the Series A Preferred, Series A-2 Preferred, Series B Preferred, and Series C Preferred, respectively. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and similar transactions.

(g) Protective Provisions

For so long as at least 100,000 shares of Preferred Stock remain outstanding, consent of the holders of at least 66 2/3% of the then outstanding Preferred Stock shall be required to (i) alter or change the rights, preferences or privileges of the Preferred Stock, (ii) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Preferred Stock, (iii) amend or waive any provision of the Company’s articles of incorporation or bylaws, (iv) increase or decrease the authorized number of shares of common or Preferred Stock, (v) redeem any shares of common stock (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services), (vi) consummate any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold, (vii) increase or decrease the authorized size of the Company’s Board of Directors or the Compensation Committee of the Board of Directors, (viii) pay or declare any dividend on any shares of common stock or Preferred Stock, (ix) liquidate or dissolve the Company, (x) increase the number of shares reserved for issuance under the Company’s option plan, (xi) issue any shares of capital stock of the Company or options to acquire capital stock of the Company under the Company’s option plan, unless such issuance is approved by the Board of Directors and the Compensation Committee of the Board of Directors, or (xii) authorize or incur any additional indebtedness in excess of $500 (other than the senior loan agreement), unless such incurrence of indebtedness is approved by the Board of Directors, including at least two of the directors designated by the holders of Preferred Stock.

Stock Warrants

In June 2005, in conjunction with the Convertible Debt financing, the Company issued a warrant to the lender to purchase 551,693 shares of Series B Preferred for $7.24 per share. The warrant is exercisable only if the Company prepays the principal amount of the Convertible Debt. As a result, the warrant is not detachable from the Convertible Debt. In accordance with APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the securities are substantially equivalent and not accounted for separately. The warrant will expire in June 2010 or earlier upon the conversion of any portion of the principal amount of the Convertible Debt into shares of the Company.

In February 2006, a significant investor in the Series C Preferred entered into a strategic marketing and development agreement with the Company (“Agreement”). As part of the Agreement, the investor was given a warrant to purchase 250,000 shares of Series C Preferred for $15.00 per share. The warrant is exercisable only if

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

the investor meets defined performance milestones. Since there are no disincentives for nonperformance for the investor, in accordance with EITF No. 96-18, the warrant is not measured until such time as performance is complete. The performance milestones have not been attained. Accordingly, the Company has recorded no amounts related to the warrant as of December 31, 2006. The warrant expires upon the earliest of a public offering of the Company’s securities, August 12, 2008 or upon a change of control (as defined in the warrant).

15.	Stock-Based Compensation

The Company’s 2006 Long-Term Incentive Plan (“2006 LTIP”), as amended June 2006, provides for the granting of stock-based incentive awards to eligible Company employees and directors and to other non-employee service providers including options to purchase the Company’s common stock and restricted stock at not less than the fair value of the Company’s common stock on the grant date and for a term of not greater than ten years. The purchase price must be paid in cash. Stock awards are granted with service vesting requirements, performance vesting conditions, or both. Subject to adjustment as defined in the 2006 LTIP, the aggregate number of shares available for issuance is 3,156,036. As of December 31, 2006, the Company had 1,991,104 issued and outstanding options. Since 2003, 411,281 options have been exercised by optionees. Options expire between five and ten years from the date of grant. The options generally vest over a one to four-year period from the date of grant. As of December 31, 2006, 1,164,932 options were available for grant under the 2006 LTIP.

The expense related to stock options recognized under SFAS No. 123(R) for the year ended December 31, 2006 was $252. Of such amount, $188 related to stock option grants made to employees and $64 related to stock option grants made to non-employee service providers. A summary of the Company’s stock option activity for the years ended December 31, 2004, 2005 and 2006, as well as changes during the year then ended, is presented below:

	2004		2005		2006
	Number of Options (in Shares)	Weighted Average Exercise Price	Number of Options (in Shares)	Weighted Average Exercise Price	Number of Options (in Shares)	Weighted Average Exercise Price	Range of Exercise Prices
Outstanding at beginning of year	1,108,024	$2.40	1,300,497	$1.90	1,710,756	$1.60	$0.58 - $ 8.00
Granted	490,262	0.88	467,253	0.74	771,408	3.04	$0.58 - $10.88
Exercised	(2,026)	2.54	(387)	2.04	(408,867)	1.54	$0.58 - $ 4.00
Cancelled	—	—	—	—	(28,643)	4.82	$0.58 - $ 8.00
Forfeited	(295,763)	2.12	(56,607)	1.08	(53,549)	2.04	$0.58 - $ 4.00

Outstanding at end of year	1,300,497	1.90	1,710,756	1.60	1,991,105	2.10	$0.58 -$10.88

Exercisable at end of year	630,039	$2.26	954,490	$1.96	926,680	$1.96	$0.58 - $10.34

At December 31, 2006, the intrinsic value of outstanding and exercisable options is approximately $7,631.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

	Outstanding as of December 31, 2006
Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Number Exercisable
	(In Shares)	(In Years)	(In Shares)
$0.58 - $0.82	1,041,666	5.3	348,932
$2.40 - $3.18	661,970	3.4	555,253
$4.00	169,875	6.6	22,140
$8.00	48,500	6.8	—
$10.34 - $10.88	69,094	7.0	355

	1,991,105	4.9	926,680

Of the stock options outstanding as of December 31, 2006, 1,787,755 options were held by employees, 101,487 options were held by members of the Board of Directors and 101,862 options were held by non-employee service providers. During the year ended December 31, 2006, proceeds received from the exercise of 408,867 options was $646. For the year ended December 31, 2006, stock options were granted with exercise prices ranging from $0.58 per share to $10.88 per share. For the six months ended June 30, 2006, the fair value of the common stock was determined by the Company contemporaneously with the grants based on valuations performed by an independent valuation firm, Duff & Phelps LLC, and the price paid for the Series C Preferred. After June 30, 2006, the Company considered a number of factors in determining the fair market value of the common stock; including the valuation performed by Duff & Phelps LLC as of June 30, 2006, the increasing likelihood that the Company would pursue a public offering, and valuation indications for the common stock received from the Company’s investment bankers, which included operating and financial performance factors.

The following table shows the stock option grants during the period from January 1, 2006 through December 31, 2006:

Grants made during the quarter ended	Number of options	Weighted average exercise prices	Range of exercise prices
March 31, 2006 (unaudited)	408,054	$0.82	$0.82
June 30, 2006 (unaudited)	66,234	$2.70	$0.58-$3.18
September 30, 2006 (unaudited)	173,000	$4.00	$4.00
December 31, 2006 (unaudited)	124,119	$9.14	$0.82-$10.88

Total	771,407	$3.04	$0.58-$10.88

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The Company recorded $252 of stock-based compensation expense related to vested stock option grants to employees, directors and non-employees in the year ended December 31, 2006. The remaining amount of $1,318 to be recognized as compensation expense for such unvested stock options as of December 31, 2006 is as follows:

Twelve Months Ending December 31,
2007	$452
2008	373
2009	302
2010	191

$1,318

The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the respective years (weighted averages based on grants during the period):

2006
Risk-free interest rate	4.63%
Expected term of options, in years	4.5
Expected annual volatility	90.0%
Expected dividend yield	0.0%

Volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable public companies. The risk-free interest rate is the rate available as of the option date on zero-coupon U.S. government issues with a remaining term equal to the expected life of the option. Because we do not have a sufficient history to estimate the expected term, the Company uses SAB No. 107’s simplified method for estimating expected term. The simplified method is based on vesting-tranches and the contractual life of each grant. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future. The Company estimates its forfeiture rate of unvested stock awards based on historical experience since 2003.

During 2005, the Company granted 125,000 shares of restricted common stock to two senior executives. The shares were fully vested at the date of grant. The shares are subject to certain rights of first refusal granted to the Company and accordingly may not be sold, assigned, transferred or otherwise disposed of except in conformity with the terms of the stock agreement. The fair value of the shares on the date of issuance was determined to be $92. The Company recorded compensation expense in an amount equal to the fair value of the stock on the date of grant in conjunction with the issuance.

16.	Segment Information

The Company has two operating segments: the Alternative Energy Resources Group and the Smart Grid Solutions Group. The Smart Grid Solutions Group sells hardware, software and installation services to utilities that elect to own and operate such demand response networks for their own benefit. The Alternative Energy Resources Group sells electric capacity to utilities on an outsourced basis under long-term contracts. The Alternative Energy Resources Group accomplishes this by developing, owning, and managing a demand response network on behalf of the utility. Management has three primary measures of segment performance: revenue, gross profit (margin) and operating income. The Alternative Energy Resources Group purchases demand response hardware and software from the Smart Grid Solutions Group. All inter-operating segment revenues are eliminated in consolidation. Smart Grid Solutions Group product hardware and software cost of

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

revenue include materials, labor and overhead. Within the Alternative Energy Resources Group, cost of revenue is based on operating costs, primarily telecommunications costs related to the network, and depreciation of the assets capitalized in building the demand response network. Operating expenses directly associated with each operating segment include sales, marketing, product development and administrative expenses.

Corporate operating expenses, interest income, interest expense, other income (expense) and amortization expense are not allocated to the operating segments nor included in the measure of segment profit or loss. The Company does not allocate assets and liabilities to its operating segments. All depreciation expense was directly related to the operating segments for the years ended December 31, 2004, 2005 and 2006.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

The operating results for the Company’s operating segments are as follows:

	Year Ended December 31, 2004
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$17,364	$1,158	$—	$(1,258)	$17,264
Cost of revenue	10,741	178	—	(1,258)	9,661

Gross profit	6,623	980	—	—	7,603
Operating expenses
General and administrative expenses	4,713	428	3,110	—	8,251
Marketing and selling expenses	4,675	2,660	—	—	7,335
Research and development expenses	1,030	16	—	—	1,046

Total operating expenses	10,418	3,104	3,110	—	16,632

Operating loss	$(3,795)	$(2,124)	$(3,110)	$—	$(9,029)

	Year Ended December 31, 2005
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$17,650	$8,778	$—	$(3,077)	$23,351
Cost of revenue	12,298	2,414	—	(2,823)	11,889

Gross profit	5,352	6,364	—	(254)	11,462
Operating expenses
General and administrative expenses	5,435	3,842	2,091	—	11,368
Marketing and selling expenses	1,892	4,121	914	—	6,927
Research and development expenses	1,094	—	—	—	1,094

Total operating expenses	8,421	7,963	3,005	—	19,389

Operating loss	$(3,069)	$(1,599)	$(3,005)	$(254)	$(7,927)

	Year Ended December 31, 2006
	Smart Grid Solutions Group	Alternative Energy Resources Group	Corporate Unallocated Costs	Eliminations	Total
Revenue	$17,958	$17,557	$—	$(1,642)	$33,873
Cost of revenue	11,339	6,958	—	(1,400)	16,897

Gross profit	6,619	10,599	—	(242)	16,976
Operating expenses
General and administrative expenses	4,490	4,889	4,555	—	13,934
Marketing and selling expenses	2,213	4,619	1,080	—	7,912
Research and development expenses	790	—	—	—	790

Total operating expenses	7,493	9,508	5,635	—	22,636

Operating (loss) income	$(874)	$1,091	$(5,635)	$(242)	$(5,660)

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Operating expenses not directly associated with an operating segment are classified as “Corporate Unallocated Costs.” Corporate Unallocated Costs include support group compensation, travel, professional fees and marketing activities.

17.	Related Party Transactions

An affiliate of AFI charged the Company’s Israeli subsidiary, Comverge Control Systems Ltd., $138, $138 and $112, respectively, in the years ended December 31, 2004, 2005 and 2006. Such charges were in consideration of providing office space and certain accounting and administrative services, which amounts are included in general and administrative expense. With the significant headcount reductions completed as of December 31, 2006, the Company is utilizing less office space and has renegotiated the cost sharing terms under which AFI provides such services, effective July 1, 2006.

A holder of the Company’s Series A Preferred and Series B Preferred representing over 5% of the Company’s voting shares supplies thermostats to the Company pursuant to a restated communicating thermostat co-development and supply agreement dated as of June 1, 2005. Pursuant to the agreement, such stockholder has agreed to develop one or more customized thermostats to be combined with the Company’s communication interfaces. The Company has agreed to pay such stockholder a specified amount for co-development expenses with respect to each customized thermostat model and a specified price for each unit produced. For the years ended December 31, 2004, 2005 and 2006, the Company paid such stockholder $172, $1,308 and $2,150, respectively.

In February 2006, a significant investor in the Series C Preferred entered into a strategic marketing and development agreement with the Company (“Agreement”). As part of the Agreement, the investor was given a warrant to purchase 250,000 shares of Series C Preferred for $15.00 per share. The warrant is exercisable only if the investor meets defined performance milestones under the agreement as specified in the warrant. The warrant expires upon the earliest of a public offering of the Company’s securities, August 12, 2008 or upon a change of control (as defined in the warrant).

The lender of the Convertible Debt became a stockholder of the Company in March 2006 by investing in the Series C Preferred. For the years ended December 31, 2005 and 2006, the Company made interest payments on the Convertible Debt of $130 and $326, respectively, in addition to paying the lender an $80 placement fee in June 2005 related to the Convertible Debt.

COMVERGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

18.	Subsequent Events

New Subsidiary Credit Facility

In January 2007, Alternative Energy Resources, Inc. (“AER”), a newly created wholly owned subsidiary of Comverge, Inc., entered into a senior debt agreement with General Electric Capital Corporation (“GE Credit Facility”). The GE Credit Facility provides up to $40 million of borrowings to fund capital expenditures related to AER’s VPC contracts. The GE Credit Facility expires in 2014, at which time all outstanding borrowings will become due and payable. Subject to the limitations described below, the GE Credit Facility has a term loan facility up to $37.0 million and a letter of credit facility up to $3.0 million. Borrowings under the GE Credit Facility bear interest at either prime plus 1.5% or LIBOR plus 2.75% per annum, at the Company’s election. The GE Credit Facility is collateralized by all of AER’s assets, including its intellectual property. Borrowings under the GE Credit Facility can be requested, from time to time during the first three years of the agreement, up to an amount that includes 90% of capital expenditures incurred under a VPC contract. The GE Credit Facility contains customary financial and restrictive covenants, including maintenance of a minimum fixed charge coverage ratio, a minimum interest coverage ratio and a maximum senior leverage ratio and a prohibition on the payment of dividends. The Company paid $171 in debt issuance cost related to this facility during 2006.

In conjunction with entering into the GE Credit Facility, we entered into an amendment with the senior lender to the senior loan agreement. The amendment modified certain terms and conditions of the senior loan agreement, including (i) a release of the lien on all assets of AER, (ii) extending the maturity date of the senior loan agreement from September 15, 2007 to March 15, 2008, (iii) reducing the facility amount from $7.0 million to $4.0 million, and (iv) reducing the quick ratio financial covenant from 1.25 times to 0.75 times until the earlier of an initial public offering or April 15, 2007.

In conjunction with entering into the GE Credit Facility, the Company entered into an agreement with the lender under the Convertible Debt. As part of the agreement, the Company has agreed to allow the lender the right, through the date of an initial public offering with an offering price of not less than $14.00 and in which gross proceeds to the Company are at least $30,000, to request mandatory prepayments of subordinated debt principal in the ratio of 25% for every $1 of debt drawn under the GE Credit Facility, exclusive of debt incurred to fund transaction costs to complete the GE Credit Facility. If the lender were to receive a mandatory prepayment of debt pursuant to the agreement, the Company would not be required to pay the interest prepayment penalty identified in the Convertible Debt agreement but would still be required to issue the non-detachable warrant related to the applicable number of shares. The lender entered into an intercreditor and subordination agreement with the lender of the GE Credit Facility whereby the lender of the Convertible Debt agreed to subordinate its liens against AER assets to the liens of the lender of the GE Credit Facility.

Schedule II

Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Deducted from asset accounts
Year ended December 31, 2004
Allowance for doubtful accounts	$—	$—	$—	$—
Allowance for inventory obsolescence	170	45	170	45
Valuation allowance on net deferred tax assets	8,531	2,742	—	11,273

	$8,701	$2,787	$170	$11,318

Deducted from asset accounts
Year ended December 31, 2005
Allowance for doubtful accounts	$—	$60	$—	$60
Allowance for inventory obsolescence	45	355	—	400
Valuation allowance on net deferred tax assets	11,273	2,807	—	14,080

	$11,318	$3,222	$—	$14,540

Deducted from asset accounts
Year ended December 31, 2006
Allowance for doubtful accounts	$60	$133	$80	$113
Allowance for inventory obsolescence	400	94	210	284
Valuation allowance on net deferred tax assets	14,080	—	911	13,169

	$14,540	$227	$1,201	$13,566

4,687,500 Shares

Comverge, Inc.

Common Stock

P R O S P E C T U S

                     , 2007

Citigroup

Cowen and Company

RBC Capital Markets

Pacific Growth Equities, LLC

Until                      (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby all of which shall be borne by the registrant. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee	$9,630
NASD filing fee	14,500
Nasdaq Global Market listing fee	100,000
Accounting fees and expenses	1,010,000
Legal fees and expenses	1,080,000
Printing and engraving expenses	400,000
Transfer agent and registrar fees and expenses	3,500
Miscellaneous	50,000

Total	$2,667,630

Item 14.	Indemnification of Directors and Officers.

We are a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware authorizes us to indemnity under certain circumstances current or former directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities actually and reasonably incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses actually and reasonably incurred and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the General Corporation Law of the State of Delaware regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law.

As permitted by Delaware law, our bylaws provide that:

•	we may indemnify our other employees and agents, subject to very limited exceptions;

•

we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions; and

•	the rights conferred in our bylaws are not exclusive.

The indemnification provisions in our certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents. Our bylaws empower the board of directors to purchase and maintain insurance on behalf of our officers and directors. Prior to the closing of the offering, it is contemplated that Comverge and its subsidiaries will be covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers, or trustees, subject to limitations and conditions as set forth in the policies.

The section of the prospectus entitled “Management—Indemnification Agreements” briefly discusses the terms of the indemnification agreements that we have entered into with our directors and executive officers and is incorporated herein by reference.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

The following is a description of all securities that the registrant has sold within the past three years without registration under the Securities Act:

(1) In April 2003, the registrant sold to accredited investors (i) 2,639,029 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) for $11,000,000 and (ii) 360,763 shares of its Series A-1 Convertible Preferred Stock for $2,000,000. In September 2003, the registrant sold to accredited investors 479,823 shares of its Series A Preferred for $2,000,000. In October 2003, the registrant sold to accredited investors 1,358,823 shares of its Series A Preferred for $5,663,000. In December 2003, the registrant sold to an accredited investor 18,038 shares of its Series A-2 Convertible Preferred Stock for $100,000.

(2) In March 2004, the registrant sold to accredited investors 727,898 shares of its Series A Preferred for $3,034,000. In October 2004, the registrant sold to accredited investors 2,820,439 shares of its Series B Convertible Preferred Stock (“Series B Preferred”) for $13,633,000. As a part of the Series B Preferred transaction, the registrant issued 46,399 shares of its common stock for no monetary consideration to one of the investors.

(3) In June 2005, the registrant entered into a $4.0 million subordinated convertible loan agreement with Partners for Growth, L.P. The lender may convert the principal amount of the convertible debt into Series B Preferred at a price of $7.24 per share. In addition, in the event of a prepayment of the principal amount of the convertible debt, the lender has been provided a non-detachable warrant to purchase 551,693 shares of the Series B Preferred for $7.24 per share. The warrant is exercisable only if the registrant prepays the convertible debt. The warrant expires upon the earliest to occur of June 7, 2010 or the conversion of any portion of the debt outstanding under the loan and security agreement into shares of the registrant’s capital stock pursuant to the terms of such agreement.

(4) In February 2006, the registrant sold to accredited investors 529,000 shares of its Series C Convertible Preferred Stock (“Series C Preferred”) for $5,290,000. In March 2006, the registrant sold to an accredited investor 21,000 shares of its Series C Preferred for $210,000.

(5) In February 2006, Air Products and Chemicals, Inc., an accredited investor in the registrant’s Series C Preferred Stock, entered into a strategic marketing and development agreement with the registrant. As part of the agreement, the registrant issued a warrant to the investor to purchase 250,000 shares of the registrant’s Series C Preferred for $15.00 per share. The warrant is exercisable only if the holder meets certain defined performance milestones under the agreement, as specified in the warrant. The warrant expires upon the earlier to occur of August 12, 2008, or the closing of a change of control as defined in the warrant.

(6) In 2003, the registrant issued to directors, officers and employees options to purchase 639,400 shares of common stock with per share exercise prices of $2.40, and has issued 672 shares of common stock upon exercise of such options.

(7) In 2004, the registrant issued to directors, officers and employees options to purchase 490,262 shares of common stock with per share exercise prices ranging from $0.58 to $2.40, and has issued 127,121 shares of common stock upon exercise of such options.

(8) In 2005, the registrant issued to directors, officers and employees options to purchase 467,253 shares of common stock with per share exercise prices ranging from $0.58 to $0.80, and has issued 35,293 shares of common stock upon exercise of such options. In addition, the registrant issued 125,000 shares of restricted common stock to executive officers, all of which have vested.

(9) In 2006, the registrant issued to directors, officers and employees options to purchase 758,640 shares of common stock with per share exercise prices ranging from $0.82 to $10.88 and has issued 50,646 shares of common stock upon exercise of such options. In addition, the registrant issued 3,868 shares of restricted common stock to one of its directors, which vest over four years.

The issuance of securities described in paragraphs (1) through (5) above were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors or qualified institutional buyers and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

The issuances of securities described in paragraphs (6) through (9) above were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) and Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans approved by the registrant’s board of directors.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Number		Exhibit Title

1.1	**	Form of Underwriting Agreement

3.1	+	Form of Fifth Amended and Restated Certificate of Incorporation of Comverge, Inc.

3.2	+	Form of Second Amended and Restated Bylaws of Comverge, Inc.

Number		Exhibit Title

4.1	+	Specimen Common Stock Certificate

4.2	+	Warrant, dated June 8, 2005, issued by Comverge, Inc. to Partners for Growth, L.P.

4.3	+	Warrant to Purchase Series C Preferred Stock of Comverge, Inc., dated February 14, 2006, issued by Comverge, Inc. to Air Products and Chemicals, Inc.

4.4	+	Third Amended and Restated Investors’ Rights Agreement, dated February 14, 2006, among Comverge, Inc. and the signatories thereto

5.1	+	Opinion of Andrews Kurth LLP

10.1	+♦	Advanced Energy Management Agreement, dated September 16, 1996, between Gulf Power Company, Inc. and Comverge, Inc. (as assignee), including Amendment No. 1, dated September 20, 1996, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated August 19, 1999, Amendment No. 4, dated October 12, 2000, Amendment No. 5, dated March 15, 2004, Amendment No. 6, dated July 13, 2004 and Amendment No. 7, dated January 1, 2006

10.2	+♦	Contract, dated March 26, 2003, between PacifiCorp and Comverge Technologies, Inc., including Change Order Nos. 1, 2 and 3

10.3	+♦	Demand Response Capacity Delivery Agreement, dated October 6, 2003, between San Diego Gas & Electric Company and Comverge, Inc., including First Amendment, dated November 16, 2004 and Application Service Provider Agreement, dated June 15, 2005

10.4	+♦	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated April 13, 2004, between ISO New England Inc. and Comverge, Inc.

10.5	+	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated June 1, 2004, between ISO New England Inc. and Comverge, Inc. (as assignee)

10.6	+♦	Purchase Contract, dated November 16, 2004, between the City of Austin and Comverge, Inc., including Amendment No. 1, dated October 12, 2005

10.7	+	Loan and Security Agreement, dated April 7, 2003 between Silicon Valley Bank and Comverge, Inc., including Amendment, dated September 10, 2003, Loan Modification, dated May 19, 2004, Loan Modification, dated September 24, 2004, Fourth Amendment, dated October 25, 2005, and Fifth Amendment, dated January 9, 2006

10.8	+	Loan and Security Agreement, dated June 8, 2005, between Partners for Growth, L.P. and Comverge, Inc.

10.9	+	Lease, Equipment and Office Services Agreement, dated October 1, 1999, as amended, between Decision Systems Israel Ltd. and PowerCom Control Systems Ltd.

10.10	+♦	Strategic Marketing and Development Agreement, dated February 14, 2006, between Comverge, Inc. and Air Products and Chemicals, Inc.

10.11	+♦	Supply Agreement, dated September 27, 2004, by and between Comverge, Inc. and Telco Solutions III, LLC

10.12	+♦	Restated Communicating Thermostat Co-Development and Supply Agreement, dated July 1, 2005, between the White-Rodgers division of Emerson Electric Co. and Comverge, Inc.

10.13	+†	Form of Stock Option Agreement under the Comverge, Inc. 2000 Stock Option Plan

10.14	+†	Form of Notice of Stock Option Grant under the Comverge Technologies, Inc. 2000 Stock Option Plan

10.15	+†	Comverge Technologies, Inc. Notice of Anti-Dilution Stock Option Grant, dated November 13, 2001, issued to Frank A. Magnotti

Number		Exhibit Title

10.16	+†	Option Agreement, dated September 1, 2001, between Comverge, Inc. and Robert M. Chiste

10.17	+†	Form of Comverge Stock Issuance Agreement

10.18	+†	Comverge, Inc. 2006 Long-Term Incentive Plan

10.19	+†	Form of Nonqualified Stock Option Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.20	+†	Form of Restricted Stock Grant Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.21	+†	Form of Indemnification Agreement between Comverge, Inc. and each of the directors and executive officers thereof

10.22	+†	2006 Bonus Plans for Executive Officers

10.23	+†	Employment Agreement, dated September 1, 2001, between Comverge, Inc. and Robert M. Chiste

10.24	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and Frank A. Magnotti

10.25	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and Edward J. Myszka

10.26	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and Michael D. Picchi

10.27	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and T. Wayne Wren

10.28	+	Sixth Amendment to Loan and Security Agreement, dated January 11, 2007, between Silicon Valley Bank and Comverge, Inc.

10.29	+	Letter Agreement, dated January 10, 2007, between Partners for Growth, L.P. and Comverge, Inc.

10.30	+	Credit Agreement, dated January 18, 2007, among Alternative Energy Resources, Inc., the other credit parties signatory thereto, the lenders signatory thereto and General Electric Capital Corporation

10.31	+†	Comverge, Inc. Non-Employee Director Compensation

10.32	+	Second Amendment, dated January 19, 2007, between San Diego Gas & Electric Company and Alternative Energy Resources, Inc.

10.33	+♦	Demand Response Capacity Delivery Agreement, dated January 31, 2007, between the Public Service Company of New Mexico and Comverge, Inc.

10.34	*♦	Demand Response Purchase Agreement, dated February 23, 2007, between Pacific Gas and Electric Company and Alternative Energy Resources, Inc.

21.1	+	Subsidiaries of Comverge, Inc.

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Duff & Phelps LLP with respect to its valuations

23.3	+	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

24.1	+	Powers of Attorney (included on signature page)

24.2	+	Power of Attorney by Nora Mead Brownell

*	Filed herewith.
+	Previously filed.

**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
♦	Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended.

(b) Financial Statement Schedules.

Schedule II – Valuation and Qualifying Accounts is included on F-33. All other schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date that it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or a prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering, containing material information about the undersigned registrant or its securities, provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Hanover, State of New Jersey, on March 23, 2007.

COMVERGE, INC.

By:	/s/ ROBERT M. CHISTE
Name:	Robert M. Chiste
Title:	Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT M. CHISTE Robert M. Chiste	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	March 23, 2007

/s/ MICHAEL D. PICCHI Michael D. Picchi	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 23, 2007

* Alexander Ellis, III	Director	March 23, 2007

* William J. Grealis	Director	March 23, 2007

* Robert F. McCullough	Director	March 23, 2007

* John A. Moore	Director	March 23, 2007

* Scott B. Ungerer	Director	March 23, 2007

* Timothy A. Woodward	Director	March 23, 2007

* R. Blake Young	Director	March 23, 2007

* Nora Mead Brownell	Director	March 23, 2007

*	/s/ MICHAEL D. PICCHI Michael D. Picchi Attorney-in-Fact

EXHIBIT INDEX

Number		Exhibit Title

1.1	**	Form of Underwriting Agreement

3.1	+	Form of Fifth Amended and Restated Certificate of Incorporation of Comverge, Inc.

3.2	+	Form of Second Amended and Restated Bylaws of Comverge, Inc.

4.1	+	Specimen Common Stock Certificate

4.2	+	Warrant, dated June 8, 2005, issued by Comverge, Inc. to Partners for Growth, L.P.

4.3	+	Warrant to Purchase Series C Preferred Stock of Comverge, Inc., dated February 14, 2006, issued by Comverge, Inc. to Air Products and Chemicals, Inc.

4.4	+	Third Amended and Restated Investors’ Rights Agreement, dated February 14, 2006, among Comverge, Inc. and the signatories thereto

5.1	+	Opinion of Andrews Kurth LLP

10.1	+♦	Advanced Energy Management Agreement, dated September 16, 1996, between Gulf Power Company, Inc. and Comverge, Inc. (as assignee), including Amendment No. 1, dated September 20, 1996, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated August 19, 1999, Amendment No. 4, dated October 12, 2000, Amendment No. 5, dated March 15, 2004, Amendment No. 6, dated July 13, 2004 and Amendment No. 7, dated January 1, 2006

10.2	+♦	Contract, dated March 26, 2003, between PacifiCorp and Comverge Technologies, Inc., including Change Order Nos. 1, 2 and 3

10.3	+♦	Demand Response Capacity Delivery Agreement, dated October 6, 2003, between San Diego Gas & Electric Company and Comverge, Inc., including First Amendment, dated November 16, 2004 and Application Service Provider Agreement, dated June 15, 2005

10.4	+♦	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated April 13, 2004, between ISO New England Inc. and Comverge, Inc.

10.5	+	Agreement for Supplemental Installed Capacity Southwest Connecticut, dated June 1, 2004, between ISO New England Inc. and Comverge, Inc. (as assignee)

10.6	+♦	Purchase Contract, dated November 16, 2004, between the City of Austin and Comverge, Inc., including Amendment No. 1, dated October 12, 2005

10.7	+	Loan and Security Agreement, dated April 7, 2003 between Silicon Valley Bank and Comverge, Inc., including Amendment, dated September 10, 2003, Loan Modification, dated May 19, 2004, Loan Modification, dated September 24, 2004, Fourth Amendment, dated October 25, 2005, and Fifth Amendment, dated January 9, 2006

10.8	+	Loan and Security Agreement, dated June 8, 2005, between Partners for Growth, L.P. and Comverge, Inc.

10.9	+	Lease, Equipment and Office Services Agreement, dated October 1, 1999, as amended, between Decision Systems Israel Ltd. and PowerCom Control Systems Ltd.

10.10	+♦	Strategic Marketing and Development Agreement, dated February 14, 2006, between Comverge, Inc. and Air Products and Chemicals, Inc.

10.11	+♦	Supply Agreement, dated September 27, 2004, by and between Comverge, Inc. and Telco Solutions III, LLC

10.12	+♦	Restated Communicating Thermostat Co-Development and Supply Agreement, dated July 1, 2005, between the White-Rodgers division of Emerson Electric Co. and Comverge, Inc.

10.13	+†	Form of Stock Option Agreement under the Comverge, Inc. 2000 Stock Option Plan

10.14	+†	Form of Notice of Stock Option Grant under the Comverge Technologies, Inc. 2000 Stock Option Plan

10.15	+†	Comverge Technologies, Inc. Notice of Anti-Dilution Stock Option Grant, dated November 13, 2001, issued to Frank A. Magnotti

Number		Exhibit Title

10.16	+†	Option Agreement, dated September 1, 2001, between Comverge, Inc. and Robert M. Chiste

10.17	+†	Form of Comverge Stock Issuance Agreement

10.18	+†	Comverge, Inc. 2006 Long-Term Incentive Plan

10.19	+†	Form of Nonqualified Stock Option Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.20	+†	Form of Restricted Stock Grant Agreement under the Comverge, Inc. 2006 Long-Term Incentive Plan

10.21	+†	Form of Indemnification Agreement between Comverge, Inc. and each of the directors and executive officers thereof

10.22	+†	2006 Bonus Plans for Executive Officers

10.23	+†	Employment Agreement, dated September 1, 2001, between Comverge, Inc. and Robert M. Chiste

10.24	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and Frank A. Magnotti

10.25	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and Edward J. Myszka

10.26	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and Michael D. Picchi

10.27	+†	Executive Employment Agreement, dated December 31, 2006, between Comverge, Inc. and T. Wayne Wren

10.28	+	Sixth Amendment to Loan and Security Agreement, dated January 11, 2007, between Silicon Valley Bank and Comverge, Inc.

10.29	+	Letter Agreement, dated January 10, 2007, between Partners for Growth, L.P. and Comverge, Inc.

10.30	+	Credit Agreement, dated January 18, 2007, among Alternative Energy Resources, Inc., the other credit parties signatory thereto, the lenders signatory thereto and General Electric Capital Corporation

10.31	+†	Comverge, Inc. Non-Employee Director Compensation

10.32	+	Second Amendment, dated January 19, 2007, between San Diego Gas & Electric Company and Alternative Energy Resources, Inc.

10.33	+♦	Demand Response Capacity Delivery Agreement, dated January 31, 2007, between the Public Service Company of New Mexico and Comverge, Inc.

10.34	*♦	Demand Response Purchase Agreement, dated February 23, 2007, between Pacific Gas and Electric Company and Alternative Energy Resources, Inc.

21.1	+	Subsidiaries of Comverge, Inc.

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Duff & Phelps LLP with respect to its valuations

23.3	+	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

24.1	+	Powers of Attorney (included on signature page)

24.2	+	Power of Attorney by Nora Mead Brownell

*	Filed herewith.
+	Previously filed.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
♦	Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended.